        PRELIMINARY COPY SUBJECT TO COMPLETION, DATED DECEMBER 23, 1998

[Company Logo]
                           HUDSON GENERAL CORPORATION
                              111 GREAT NECK ROAD
                          GREAT NECK, NEW YORK 11021
                                (516) 487-8610

Dear Stockholder:                                            [Month Date], 1999

     You are cordially invited to attend a Special Meeting of Stockholders of Hudson General Corporation (the "Company") to be held at [Location] on [Day], [Date] at [Time] a.m., local time.

     At the Special Meeting, you will be asked to consider and vote upon the merger of River Acquisition Corp. ("River Acquisition") with and into the Company, with the Company as the surviving corporation. Pursuant to the merger, you will be entitled to receive $57.25 in cash, without interest, for each of your shares of common stock of the Company. River Acquisition was formed in connection with the proposed merger and will be owned by the Company's executive officers (four of whom are also directors of the Company), certain of their family members, and certain other officers of the Company (the "Buyout Group"). The Buyout Group currently owns approximately 18.9% of the Company's outstanding common stock. The Buyout Group proposed the merger in order to acquire the entire equity interest in the Company.

     In June 1998, the Company's Board of Directors formed a Special Committee of independent directors to avoid any conflict of interest in evaluating the fairness to the stockholders of the Company of a potential management buyout proposal. The members of the Special Committee are Milton H. Dresner, Edward J. Rosenthal and Hans H. Sammer, and each is a director of the Company. Messrs. Dresner, Rosenthal and Sammer are not employees of the Company and they do not have any commercial relationship with the Company. The Special Committee negotiated the terms of the transaction, on behalf of the Company, with members of the Buyout Group.

     The Special Committee received a written opinion from Allen & Company Incorporated ("Allen & Company"), its financial advisor, that as of November 22, 1998, the $57.25 per share cash merger price was fair to the Company's stockholders (other than the stockholders of River Acquisition) from a financial point of view. The Allen & Company fairness opinion is subject to various considerations, assumptions and limitations described in such opinion, a copy of which is attached as Annex B to the accompanying Proxy Statement.

     The Board of Directors of the Company, acting on the unanimous recommendation of the Special Committee, has approved the Merger Agreement between River Acquisition and the Company. THE SPECIAL COMMITTEE AND THE FULL BOARD OF DIRECTORS BELIEVE THAT THE TERMS AND PROVISIONS OF THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS (OTHER THAN RIVER ACQUISITION AND THE BUYOUT GROUP). THEREFORE, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     The accompanying Proxy Statement explains the proposed merger and provides specific information concerning the Special Meeting. Please read these materials carefully. In addition, you may obtain information about the Company from documents that the Company has filed with the Securities and Exchange Commission.

     If you do not vote in favor of the Merger Agreement, you will have the right to dissent and to seek appraisal of the fair market value of your shares if the merger is consummated and you comply with the Delaware law procedures explained on pages 51 to 53 of the accompanying Proxy Statement.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE MERGER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT NOR HAVE THEY DETERMINED IF THE PROXY STATEMENT IS ADEQUATE OR ACCURATE. FURTHERMORE, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT DETERMINED THE FAIRNESS OR MERITS OF THE MERGER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Whether or not you plan to attend the Special Meeting, I urge you to sign, date and promptly return the enclosed proxy card to ensure that your shares will be voted at the meeting. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement. Your proxy may be revoked at any time before it is voted by submitting to the Secretary of the Company a written revocation or a proxy bearing a later date, or by attending and voting in person at the meeting. Even if you plan to attend the Special Meeting, please sign, date and return your proxy card.


     The merger is an important decision for the Company and its stockholders. Among other things, the merger cannot occur unless the Merger Agreement is approved and adopted by the affirmative vote of both the holders of a majority of all outstanding shares of Common Stock and a majority of all outstanding shares of Common Stock not owned by River Acquisition and the members of the Buyout Group.


     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR adoption of the Merger Agreement and the transactions contemplated thereby.


                                        Sincerely,



                                        Jay B. Langner
                                        Chairman of the Board and
                                        Chief Executive Officer

The Proxy Statement is first being mailed to stockholders on [Month Day], 1999.

        PRELIMINARY COPY SUBJECT TO COMPLETION, DATED DECEMBER 23, 1998



                          HUDSON GENERAL CORPORATION
                              111 GREAT NECK ROAD
                          GREAT NECK, NEW YORK 11021
                                 (516) 487-8610


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     Notice is hereby given that a Special Meeting of Stockholders of Hudson General Corporation, a Delaware corporation (the "Company"), will be held at [Location] on [Day], [Date], 1999 at [Time] a.m., local time, for the following purpose:

     To consider and vote upon the approval and adoption of the Agreement and Plan of Merger (the "Merger Agreement"), between the Company and River Acquisition Corp. ("River Acquisition"), dated as of November 22, 1998, and the transactions contemplated thereby. The Merger Agreement provides for, among other things, the merger of River Acquisition with and into the Company, with the Company as the surviving corporation and with stockholders of the Company (other than River Acquisition) entitled to receive $57.25 in cash, without interest, for each share of the Company's common stock. River Acquisition was formed in connection with the proposed merger and will be owned by the Company's executive officers (four of whom are also directors of the Company), certain of their family members, and certain other officers of the Company. The Merger Agreement is more fully described in the accompanying Proxy Statement and is attached to the Proxy Statement as Annex A.

     Stockholders of the Company who do not vote in favor of the Merger Agreement will have the right to dissent and to seek appraisal of the fair market value of their shares if the merger is consummated and they comply with the Delaware law procedures explained in the accompanying Proxy Statement.

     Only holders of record at the close of business on [Record Date] are entitled to notice of and to vote at the Special Meeting or any adjournment(s) or postponement(s) thereof. Any stockholder will be able to examine a list of the holders of record, for any purpose related to the Special Meeting, during ordinary business hours during the ten day period before the Special Meeting. The list will be available at the offices of the Company.

     Stockholders may vote in person or by proxy. The accompanying Proxy Statement explains the merger in detail and is accompanied by a proxy card. In order to assure that your vote will be counted, please sign, date and return the enclosed proxy card promptly in the enclosed prepaid envelope, whether or not you plan to attend the Special Meeting. Your proxy may be revoked at any time before it is voted by submitting to the Secretary of the Company a written revocation or a proxy card bearing a later date, or by attending and voting in person at the Special Meeting.

     THE BOARD OF DIRECTORS OF THE COMPANY, ACTING UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.


                                            By Order of the Board of Directors



                                             Noah E. Rockowitz
                                             Senior Vice President
                                             and Secretary

Great Neck, New York
[Month Day], 1999

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME. A TRANSMITTAL FORM FOR THE PURPOSE OF EXCHANGING YOUR SHARES FOR THE MERGER CONSIDERATION WILL BE SENT TO STOCKHOLDERS FOLLOWING COMPLETION OF THE MERGER.

                               TABLE OF CONTENTS



QUESTIONS AND ANSWERS ABOUT THE MERGER .........................................     1
SUMMARY ........................................................................     3
 SPECIAL FACTORS ...............................................................     3
   Purpose and Effects of the Merger ...........................................     3
   Recommendation of the Company's Board of Directors ..........................     3
   Factors Considered by the Special Committee and Board of Directors ..........     4
   Fairness Opinion of Allen & Company .........................................     4
   Interests of Certain Persons in the Merger ..................................     4
   Accounting Treatment ........................................................     5
   Financing of the Merger .....................................................     5
   Material Federal Income Tax Consequences ....................................     5
 THE SPECIAL MEETING ...........................................................     6
   Voting ......................................................................     6
 THE MERGER AGREEMENT ..........................................................     6
   The Merger Consideration ....................................................     6
   Conditions to the Merger ....................................................     7
   Termination of the Merger Agreement .........................................     7
   No Solicitation .............................................................     8
   Fees and Expenses ...........................................................     8
 DISSENTERS' RIGHTS OF APPRAISAL ...............................................     9
 SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
   OF THE COMPANY ..............................................................    10
 SELECTED FINANCIAL DATA OF HUDSON GENERAL LLC .................................    12
INFORMATION CONCERNING THE SPECIAL MEETING .....................................    13
   Time, Place, Date ...........................................................    13
   Purpose of the Special Meeting ..............................................    13
   Record Date; Voting at the Meeting; Quorum ..................................    13
   Required Vote ...............................................................    14
   Action to be Taken at the Meeting ...........................................    14
   Proxy Solicitation ..........................................................    15
THE PARTIES ....................................................................    15
   The Company .................................................................    15
   River Acquisition ...........................................................    16
SPECIAL FACTORS ................................................................    17
   Background of the Merger ....................................................    17
   Recommendation of the Special Committee and Board of Directors; Fairness
    of the Merger ..............................................................    23
   The Buyout Group's Purpose and Reason for the Merger ........................    26
   Opinion of Financial Advisor to the Special Committee .......................    27
   Certain Projections .........................................................    32
   Forward-Looking Information .................................................    35
   Certain Effects of the Merger ...............................................    35
   Plans for the Company After the Merger ......................................    36
   Conduct of the Business of the Company if the Merger is not Consummated .....    36
   Interests of Certain Persons in the Merger; Certain Relationships ...........    36
   Accounting Treatment ........................................................    38

   Financing of the Merger ........................................................    38
   Regulatory Requirements; Third Party Consents ..................................    40
   Material Federal Income Tax Consequences of the Merger .........................    41
   Fees and Expenses ..............................................................    42
THE MERGER AGREEMENT ..............................................................    43
   The Merger; Merger Consideration ...............................................    43
   The Exchange Fund; Payment for Shares of Common Stock ..........................    43
   Transfers of Common Stock ......................................................    44
   Treatment of Options ...........................................................    44
   Conditions .....................................................................    45
   Representations and Warranties .................................................    45
   Covenants ......................................................................    45
   Indemnification and Insurance ..................................................    46
   No Solicitation; Fiduciary Obligations of Directors ............................    47
   Termination ....................................................................    47
   Fees and Expenses ..............................................................    48
   Directors and Officers of the Company Following the Merger; Certificate of
    Incorporation; Bylaws .........................................................    48
   Amendment/Waiver ...............................................................    48
   Directors and Executive Officers of River Acquisition Corp. ....................    49
CERTAIN LITIGATION ................................................................    50
DISSENTERS' RIGHTS OF APPRAISAL ...................................................    51
MARKET FOR THE COMMON STOCK .......................................................    54
   Common Stock Market Price Information; Dividend Information ....................    54
   Market Price of Common Stock ...................................................    54
   Common Stock Purchase Information ..............................................    54
SECURITIES OWNERSHIP ..............................................................    55
   Beneficial Ownership of More Than 5% of Common Stock ...........................    55
   Beneficial Ownership of Common Stock by Certain Parties Related to the Company
    or the Buyout Group ...........................................................    56
MANAGEMENT ........................................................................    58
   Directors and Executive Officers of the Company ................................    58
INDEPENDENT AUDITORS ..............................................................    60
STOCKHOLDER PROPOSALS .............................................................    60
WHERE YOU CAN FIND MORE INFORMATION ...............................................    60
OTHER BUSINESS ....................................................................    61
AVAILABLE INFORMATION .............................................................    61
Schedule I ........................................................................    S-1
Annex A Agreement and Plan of Merger ..............................................    A-1
Annex B Opinion of Allen & Company Incorporated ...................................    B-1
Annex C Section 262 of the Delaware General Corporation Law .......................    C-1
Annex D Index to Consolidated Financial Statements of
       Hudson General Corporation and Subsidiaries ................................    D-1

                    QUESTIONS AND ANSWERS ABOUT THE MERGER




Q:     WITH WHOM IS THE COMPANY            A:     River Acquisition was formed in connection with the
       MERGING?                                   proposed merger by Jay B. Langner, Chairman of the
                                                  Board and Chief Executive Officer of the Company,
                                                  and Richard D. Segal, Vice Chairman of the Board.
                                                  River Acquisition, the future owners of which are
                                                  referred to as the "Buyout Group," will merge with and
                                                  into the Company, with the Company as the surviving
                                                  corporation. The Buyout Group consists of all of the
                                                  executive officers of the Company (four of whom are
                                                  also directors of the Company), certain of their family
                                                  members, and certain other officers of the Company.
                                                  Each member of the Buyout Group will have an
                                                  ownership interest in River Acquisition.
Q:     WHAT WILL I RECEIVE IN THE          A:     Stockholders of the Company (other than River
       MERGER?                                    Acquisition) will be entitled to receive $57.25 per share
                                                  in cash, without interest, for each share of the
                                                  Company's Common Stock. A Special Committee of
                                                  the Board, consisting of three independent directors,
                                                  negotiated the terms of the Merger Agreement with the
                                                  Buyout Group.
Q:     WHY IS THE BOARD OF DIRECTORS       A:     In the opinion of your Board, based upon the unanimous
       RECOMMENDING THAT I VOTE FOR               recommendation of the Special Committee, the terms
       THE MERGER AGREEMENT?                      and provisions of the Merger Agreement and the
                                                  merger are fair to and in the best interests of the
                                                  Company and its stockholders (other than River
                                                  Acquisition and the Buyout Group). To review the
                                                  background and reasons for the merger in greater
                                                  detail, see pages 17 to 26.
Q:     WHAT IS REQUIRED TO APPROVE THE     A:     For the merger to occur, two approvals are required at
       MERGER AGREEMENT?                          the Special Meeting. First, the holders of a majority of
                                                  all outstanding shares of Common Stock must approve
                                                  and adopt the Merger Agreement. Second, the holders
                                                  of a majority of all outstanding shares of Common
                                                  Stock other than those shares owned by River
                                                  Acquisition and the members of the Buyout Group
                                                  must approve and adopt the Merger Agreement.
Q:     WHAT DO I NEED TO DO NOW?           A:     Please sign, date and mail your proxy card in the
                                                  enclosed return envelope as soon as possible, so that
                                                  your shares may be represented at the Special Meeting.
Q:     WHAT RIGHTS DO I HAVE IF I          A:     Stockholders who oppose the merger may dissent and
       OPPOSE THE MERGER?                         seek appraisal of the fair market value of their shares,
                                                  but only if they comply with all of the Delaware law
                                                  procedures explained on pages 51 to 53.

Q:     WHO CAN VOTE ON THE MERGER?          A:     All stockholders of record as of the close of business on
                                                   [Record Date] will be entitled to notice of and to vote
                                                   at the Special Meeting to approve and adopt the
                                                   Merger Agreement and the transactions contemplated
                                                   thereby.
Q:     SHOULD I SEND IN MY STOCK            A:     No. After the merger is completed, we will send you a
       CERTIFICATES NOW?                           transmittal form and written instructions for exchanging
                                                   your share certificates.
Q:     IF MY SHARES ARE HELD IN "STREET     A:     Your broker will vote your shares only if you provide
       NAME" BY MY BROKER, WILL MY                 instructions on how to vote. You should follow the
       BROKER VOTE MY SHARES FOR ME?               directions provided by your broker regarding how to
                                                   instruct your broker to vote your shares.
Q:     MAY I CHANGE MY VOTE AFTER I         A:     Yes. Just send in a written revocation or a later dated,
       HAVE MAILED MY SIGNED PROXY                 signed proxy card before the Special Meeting or simply
       CARD?                                       attend the Special Meeting and vote in person.
Q:     WHEN DO YOU EXPECT THE MERGER        A:     We are working toward completing the merger as
       TO BE COMPLETED?                            quickly as possible. If the Merger Agreement is
                                                   approved and the other conditions to the merger are
                                                   satisfied, we expect to complete the merger shortly
                                                   following the Special Meeting.
Q:     WHAT ARE THE U.S. FEDERAL            A:     The receipt by you of cash for your shares in the merger
       INCOME TAX CONSEQUENCES OF THE              generally will be taxable for U.S. federal income tax
       MERGER TO ME?                               purposes. To review the federal income tax
                                                   consequences to stockholders in greater detail, see
                                                   pages 41 to 42.
Q:     WHAT OTHER MATTERS WILL BE           A:     We do not expect that there will be any other matters
       VOTED ON AT THE SPECIAL                     voted upon at the Special Meeting.
       MEETING?
Q:     WHO CAN HELP ANSWER MY               A:     If you have more questions about the merger or would
       QUESTIONS?                                  like additional copies of this Proxy Statement, you
                                                   should contact Morrow & Co., Inc., a professional
                                                   soliciting organization retained by the Company, at
                                                   1-800-566-9061.

                                    SUMMARY

     This summary highlights selected information from this document. This summary may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read this entire document carefully and the other documents to which we have referred you. See the sections of this document entitled "WHERE YOU CAN FIND MORE INFORMATION" and "AVAILABLE INFORMATION" on pages 60 and 61.

     Throughout this document, the term "Merger Agreement" refers to the Agreement and Plan of Merger, dated as of November 22, 1998, between the Company and River Acquisition Corp. (a copy of which is included at the back of this document as Annex A), the term "Merger" refers to the merger of River Acquisition Corp. with and into the Company, with the Company as the surviving corporation, and the term "Merger Consideration" refers to the $57.25 per share in cash, without interest, to be received by stockholders in the Merger. River Acquisition Corp. will be owned by the Buyout Group. For ease of reference, we sometimes refer in this document to River Acquisition Corp. as "River Acquisition," to Hudson General Corporation as the "Company" (or the "Surviving Corporation" upon consummation of the Merger), and to Jay B. Langner and certain members of his family, Richard D. Segal and certain members of his family, Rocco Daloia, Fernando DiBenedetto, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin and Henry A. Satinskas, collectively, as the "Buyout Group." We are also using the term "Common Stock" to mean the Company's common stock, par value $1.00 per share, and the term "Options" to mean all outstanding options to acquire Common Stock of the Company.


                                SPECIAL FACTORS


PURPOSE AND EFFECTS OF THE MERGER

     The Buyout Group's purpose for the Merger is to acquire all of the shares of Common Stock in the Company that they do not already own. The Buyout Group sought to structure the transaction as a merger because it would enable the Buyout Group to obtain financing on the best terms possible and possibly reduce transaction costs. If the Merger is completed, the Company's Common Stock would cease to be publicly traded and holders of Common Stock (other than River Acquisition and any stockholders who validly dissent from the Merger and seek appraisal of their shares in accordance with the Delaware law requirements explained in this Proxy Statement) would receive $57.25 per share in cash, without interest. Following the Merger, all of the outstanding capital stock of the Company, as the surviving corporation in the Merger, would be owned by the Buyout Group.


RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     In May 1998, certain members of the Buyout Group informed the Company's Board of Directors (the "Board") that they had an interest in exploring the feasibility of organizing a management buyout of the Company. Because it was anticipated that as many as four of the eight members of the Board might participate in such a management buyout, the Board sought to avoid the potential conflicts of interest involved by forming a special committee of independent directors (the "Special Committee") to receive, study, negotiate and make recommendations to the Board in connection with any proposed acquisition of the Company by the Buyout Group or any other prospective acquiror. The Special Committee is comprised of Milton H. Dresner, Edward J. Rosenthal and Hans H. Sammer. Each is a director of the Company and is not a part of the Buyout Group.

     The Board, acting on the unanimous recommendation of the Special Committee, has approved the Merger Agreement and the Merger and recommends that you vote to approve and adopt the Merger Agreement and the transactions contemplated thereby. The Board believes that the Merger and the terms and provisions of the Merger Agreement (including the $57.25 per share cash purchase price) are fair to and in the best interests of the Company and its stockholders (other than River Acquisition and the Buyout Group).

FACTORS CONSIDERED BY THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS

     In reaching their decision to approve and recommend adoption of the Merger Agreement, the Special Committee and the Board considered a number of factors. These include, among others, the following:

    o the opinion of Allen & Company Incorporated ("Allen & Company") addressed to the Special Committee that, as of November 22, 1998, the $57.25 per share in cash to be received by the holders of the Company's Common Stock (other than the stockholders of River Acquisition) in connection with the Merger is fair to such stockholders from a financial point of view;

    o the Merger Agreement requirement that the Merger be approved by the holders of a majority of the shares of Common Stock other than shares owned by River Acquisition and the members of the Buyout Group;

    o the Merger Agreement provision providing that the Special Committee or the Company may furnish or provide access to information concerning the Company to third parties who indicate a willingness to make an acquisition proposal at a price in excess of $57.25 per share; and

    o the Merger Agreement provision permitting the Special Committee, in the exercise of its fiduciary duty, to terminate the Merger Agreement in order to permit the Company to enter into a superior transaction with a third party and the fact that in such case the Buyout Group would be entitled to reimbursement of its out-of-pocket expenses up to a maximum of $1,750,000, but would not be entitled to any termination or "break up" fee.

     Additional factors considered by the Special Committee and the Board are set forth on pages 23 to 26.


FAIRNESS OPINION OF ALLEN & COMPANY

     Allen & Company delivered to the Special Committee a written opinion, dated November 22, 1998, that as of such date, based upon and subject to the various considerations, assumptions and limitations stated therein, the $57.25 per share in cash to be received by the holders of the Company's Common Stock is fair to such stockholders (other than the stockholders of River Acquisition) from a financial point of view. The Allen & Company opinion is included as Annex B at the end of this Proxy Statement. Please read this opinion carefully. To review Allen & Company's considerations, assumptions and limitations in greater detail, see pages 27 to 32.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The members of the Buyout Group currently contemplate that immediately prior to the Merger each of them would contribute to River Acquisition all of the shares of Common Stock beneficially owned by them. Assuming that such equity contributions were made to River Acquisition, upon consummation of the Merger, Messrs. Langner and Segal would collectively own approximately 75.1% of the outstanding common stock of the Surviving Corporation and the other members of the Buyout Group would own, in the aggregate, approximately 24.9% of the outstanding common stock of the Surviving Corporation. Such ownership will arise from the conversion, upon the consummation of the Merger, of all of the outstanding shares of common stock of River Acquisition into all of the outstanding shares of common stock of the Surviving Corporation. The Options to acquire shares of Common Stock of the Company held by members of the Buyout Group are expected to be converted into options to acquire common stock of the Surviving Corporation on terms which have not yet been determined.

     Pursuant to the Commitment Letter (as defined below), River Acquisition is required to have a minimum capitalization of at least 245,000 shares of Common Stock of the Company plus an additional 35,000 shares and/or retained Options equivalent to shares of Common Stock. In the event that any shares of Common Stock beneficially owned by members of the Buyout Group are not contributed to River Acquisition prior to consummation of the Merger, such shares will be cashed out in the Merger in accordance with the terms of the Merger Agreement.

     The Buyout Group has not yet formulated definitive plans regarding such equity contributions, the treatment of Options held by members of the Buyout Group and certain other arrangements to be made among the members of the Buyout Group and other members of the Company's management. It is currently contemplated that such arrangements would include an agreement among Messrs. Langner, Segal and certain other members of the Buyout Group regarding the management and control of the Surviving Corporation, the creation of certain rights of first refusal concerning dispositions of the shares of common stock of the Surviving Corporation owned by members of the Buyout Group, the creation of certain equity or equity-based incentives for certain members of management, and related stockholder arrangements.

     The members of the Buyout Group and certain officers and directors of the Company have relationships, or interests in the Merger, that are different from your interests as a stockholder or that may present a conflict of interest. For a description of these interests see pages 36 to 38. The Special Committee and the Board were aware of these interests and considered them in recommending and approving the Merger.


ACCOUNTING TREATMENT

     The cash paid to repurchase the Company's outstanding Common Stock will be accounted for as a treasury stock transaction, since the Merger will not constitute a business combination. Because certain existing shareholders of the Company prior to the Merger will continue to own more than 5% of the outstanding voting common stock after the transaction, "push-down" accounting by the Buyout Group is not required. Accordingly, the historical cost basis of the Company's assets and liabilities will be carried forward to the Surviving Corporation in the Merger, with the aggregate cash paid to repurchase the Company's outstanding Common Stock being accounted for as a reduction of stockholders' equity. The cash paid to repurchase and cancel outstanding Options will be accounted for as compensation expense.


FINANCING OF THE MERGER

     At the closing of the Merger, River Acquisition expects to pay an aggregate purchase price of approximately $81.1 million to the holders of Common Stock and the holders of Options to acquire the Company's Common Stock (other than shares of Common Stock contributed to River Acquisition by members of the Buyout Group and Options held by members of the Buyout Group converted into options to acquire shares of the Surviving Corporation). In addition, the parties anticipate that the Company and River Acquisition will require approximately $5.6 million to pay for the Company's and River Acquisition's expenses and costs relating to the Merger Agreement and the transactions contemplated thereby. On November 20, 1998, River Acquisition obtained a commitment from BankBoston, N.A., European American Bank, The Chase Manhattan Bank and BancBoston Robertson Stephens Inc. to arrange, fund and administer, subject to certain specified conditions, senior secured revolving credit and term loan facilities aggregating up to approximately $50.0 million in order to finance the Merger (the "Commitment Letter"). It is a condition to River Acquisition's obligation to consummate the Merger that it has obtained the financing for the Merger described in the Commitment Letter. The remaining portion of the proceeds necessary to pay the Merger Consideration and pay for costs and expenses of the transaction will be provided from cash on hand at the Company. For a discussion of certain terms of the Commitment Letter and other factors relating to the financing of the Merger, see pages 38 to 40.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     You will be taxed on your receipt of the $57.25 per share in cash. Because determining the tax consequences of the Merger can be complicated, you should consult your tax advisor in order to understand fully how the Merger will affect you.

                              THE SPECIAL MEETING

VOTING

     A special meeting of stockholders of the Company will be held at [Time] a.m., local time, on [Day], [Date], 1999 at [Location] (the "Special Meeting"). At the Special Meeting, the holders of the Company's outstanding Common Stock will vote on a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Each share of Common Stock is entitled to one vote per share.

     Unless contrary instructions are indicated, proxies will be voted FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby. As explained below in the section entitled "DISSENTERS' RIGHTS OF APPRAISAL," a vote in favor of the Merger Agreement means that the stockholder owning those shares will not have the right to dissent and seek appraisal of the fair market value of the shares. The Company does not know of any matters, other than as described in the Notice of Special Meeting of Stockholders, which are to come before the Special Meeting. If any other matters are properly presented at the Special Meeting for action, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the Merger), the persons named in the enclosed proxy card and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment. Notwithstanding the foregoing, the persons named in the enclosed proxy card will not use their discretionary authority to use proxies voting against the Merger to vote in favor of adjournment or postponement of the Special Meeting. The Merger is also subject to a number of conditions. See "THE MERGER AGREEMENT--Conditions." At the present time, the Company does not anticipate waiving any of the material conditions of the Merger.

     Delaware law requires that the holders of a majority of the voting power of all outstanding shares of Common Stock vote to approve and adopt the Merger Agreement. In addition, in order to ensure that stockholders who are not members of the Buyout Group are in favor of the Merger, River Acquisition has agreed to an independent approval requirement stipulating that the holders of a majority of all outstanding shares of Common Stock other than those shares held by River Acquisition and the members of the Buyout Group must approve and adopt the Merger Agreement for the Merger to occur. Under the terms of the Merger Agreement, the current officers of the Company will be the officers of the Surviving Corporation following consummation of the Merger. The members of the Buyout Group (which include four directors and all executive officers of the Company) currently own 329,270 shares of Common Stock, representing approximately 18.9% of the outstanding shares of Common Stock as of the Record Date (as defined below). The members of the Buyout Group also hold Options to acquire 34,700 shares of Common Stock, which Options are expected to be converted into options to acquire shares of common stock of the Surviving Corporation upon consummation of the Merger on terms which have not yet been determined. To review a more detailed description of the interests of the members of the Buyout Group and certain other persons in connection with the Merger, see pages 36 to 38. The Company has been advised that all members of the Buyout Group owning Common Stock intend to vote all their shares in favor of the Merger Agreement and the transactions contemplated thereby. The members of the Board who are not members of the Buyout Group also intend to vote all their shares (77,200 shares or approximately 4.4% of the outstanding shares of Common Stock as of the Record Date) in favor of the Merger Agreement and the transactions contemplated thereby.

     Acting under authority granted to it by the Board, the Special Committee has set the close of business on [Record Date] as the record date for determining who is entitled to vote at the Special Meeting (the "Record Date"). On the Record Date, there were 1,744,949 shares of Common Stock outstanding and entitled to vote held by approximately 182 stockholders of record.

                             THE MERGER AGREEMENT

THE MERGER CONSIDERATION

     If the Merger is completed, you will be entitled to receive $57.25 per share in cash for your Common Stock, without interest.

CONDITIONS TO THE MERGER


     There are a number of conditions that must be satisfied before either the Company or River Acquisition is obligated to complete the Merger, including, among others, the following:

    o the Merger must be approved by a majority of the voting power held by the stockholders of the Company, as well as a majority of the voting power held by the stockholders of the Company other than River Acquisition and the members of the Buyout Group; and

    o there can be no legal restraints or prohibitions that prevent completion of the Merger.

     There are additional conditions that must be satisfied or waived before River Acquisition is obligated to complete the Merger, including:

    o River Acquisition must obtain the financing described in the Commitment Letter to complete the Merger;

    o holders of not more than 7.5% of the outstanding shares of Common Stock exercise dissenters' appraisal rights;

    o   the Company must comply with the Merger Agreement;

    o following the execution of the Merger Agreement there will not have occurred any event which has had or could be reasonably expected to have a material adverse effect on the Company; and

    o the representations and warranties made by the Company in the Merger Agreement must be true and correct except where the failure to be true and correct would not have a material adverse effect on the Company.

     There are additional conditions that must be satisfied before the Company is obligated to complete the Merger, including:

    o   River Acquisition must comply with the Merger Agreement; and

    o the representations and warranties made by River Acquisition in the Merger Agreement must be true and correct in all material respects.



TERMINATION OF THE MERGER AGREEMENT

     The Company (acting through the Special Committee) and River Acquisition may agree at any time (including any time after the Special Meeting) to terminate the Merger Agreement. In addition, either the Company or River Acquisition may terminate the Merger Agreement if:

    o   the Merger has not been completed by April 30, 1999;

    o   a final court order or other governmental action prohibits the Merger;
        or

    o the other party materially fails to comply with the Merger Agreement and such failure cannot be remedied by April 30, 1999.

   The Company (acting through the Special Committee) may terminate the Merger Agreement if:

    o the Company receives a notice from River Acquisition that the Commitment Letter has been terminated or cancelled; or

    o the Special Committee determines, under certain circumstances and before the approval of stockholders required by the Merger Agreement, that it is necessary to terminate the Merger Agreement in order to comply with its fiduciary duties to the Company's stockholders.

   To review the circumstances under which the Special Committee may terminate the Merger Agreement in order to comply with its fiduciary duties to the Company's stockholders, see page 47.

   River Acquisition may terminate the Merger Agreement if:

    o the Company's Board of Directors decides to withdraw, modify or change its recommendation in favor of the Merger;

    o the Company's Board of Directors recommends or resolves to recommend an alternative Acquisition Proposal (as defined in the Merger Agreement) to the Company's stockholders; or

    o holders of shares representing a majority of the voting power owned by stockholders of the Company and a majority of the voting power owned by stockholders of the Company other than River Acquisition and the Buyout Group do not approve and adopt the Merger Agreement and the transactions contemplated thereby by April 30, 1999.


NO SOLICITATION

     The Company and its subsidiaries will not solicit or encourage any Acquisition Proposal except in certain circumstances including:

    o if the Company or the Special Committee receives an unsolicited, written indication of a willingness to make an Acquisition Proposal at a price the Special Committee reasonably concludes is in excess of $57.25 and the Special Committee reasonably concludes that such person is capable of consummating the Acquisition Proposal, then the Company or the Special Committee may provide information to such person pursuant to an appropriate confidentiality agreement; and

    o the Company or the Special Committee may engage in discussions and negotiations with any person concerning an Acquisition Proposal if the Special Committee concludes that the failure to engage in discussions or negotiations would be inconsistent with the Special Committee's fiduciary duties.


FEES AND EXPENSES

     The Buyout Group will be reimbursed up to a maximum amount of $1,750,000 for its costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement if the Merger Agreement is terminated:

    o by River Acquisition because the Special Committee withdraws, modifies or changes its recommendation that the stockholders of the Company approve the Merger Agreement;

    o by River Acquisition, after the Special Committee recommends an alternative Acquisition Proposal to the Company's stockholders; and

    o by the Company (acting through the Special Committee), in order for the Special Committee to comply with its fiduciary duties to the Company's stockholders in connection with an alternative Acquisition Proposal.

     The Buyout Group will be reimbursed up to a maximum amount of $875,000 for its costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement if the Merger Agreement is terminated by River Acquisition, following failure by the Company to receive stockholder approval of the Merger Agreement and the transactions contemplated thereby by April 30, 1999.

                        DISSENTERS' RIGHTS OF APPRAISAL

     Any stockholder who does not wish to accept $57.25 per share in cash in the Merger has the right under Delaware law to have the "fair value" of his, her or its shares determined by the Delaware Chancery Court. This "right of appraisal" is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights:

    o   you must NOT vote in favor of the Merger; and

    o you must make a written demand for appraisal in compliance with Delaware law BEFORE the vote on the Merger.

     Merely voting against the Merger will not protect your right of appraisal. Annex C to this Proxy Statement contains the Delaware statute relating to your right of appraisal. Failure to follow all of the steps required by this statute will result in the loss of your right of appraisal. The Delaware law requirements for exercising appraisal rights are explained on pages 51 to 53.

                       SELECTED HISTORICAL AND PRO FORMA
                  CONSOLIDATED FINANCIAL DATA OF THE COMPANY

     The following table sets forth selected consolidated financial data for the Company and its subsidiaries (i) as of and for the three months ended September 30, 1998 and 1997 and (ii) as of and for each of the five fiscal years in the period ended June 30, 1998. No separate financial information is provided for River Acquisition since River Acquisition is a special purpose entity formed in connection with the Merger and has no independent operations. No pro forma data giving effect to the Merger have been provided because the Company does not believe such information is material to stockholders in evaluating the proposed Merger and Merger Agreement since (i) the proposed Merger Consideration is all cash and (ii) if the Merger is completed, the Company's Common Stock would cease to be publicly traded.

     The financial information for the Company as of and for each of the five fiscal years in the period ended June 30, 1998 has been derived from audited consolidated financial statements of the Company. The financial information as of and for the three months ended September 30, 1998 and 1997 has been derived from unaudited consolidated financial statements of the Company and, in the opinion of management, includes all adjustments (consisting only of a normal recurring nature) necessary to present fairly the information set forth therein. Operating results for such unaudited interim periods should not be considered indicative of results to be expected for the full fiscal year.

     The unaudited pro forma information gives effect to the exercise by LAGS
(USA) Inc. (an indirect wholly-owned subsidiary of Deutsche Lufthansa AG) of its option to increase its interest in Hudson General LLC (a 51% owned affiliate of the Company) from 26% to 49%. Such unaudited pro forma information and is presented for illustrative purposes only and is not necessarily indicative of what the Company's results of operations or balance sheet information would actually have been if the increase in LAGS (USA) Inc.'s interest in Hudson General LLC had been concluded as of the assumed dates, nor is such information necessarily indicative of future financial performance or results of operations.

     The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, accompanying notes and other financial information included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, which financial statements are included as Annex D hereto. See "Where You Can Find More Information" on pages 60 to 61.

                       SELECTED HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL DATA OF THE COMPANY




                                            AS OF AND FOR THE THREE         AS OF AND FOR THE FISCAL YEARS ENDED JUNE
                                           MONTHS ENDED SEPTEMBER 30,                          30,
                                      ------------------------------------ -------------------------------------------
                                           PRO                                  PRO
                                          FORMA       ACTUAL      ACTUAL       FORMA
                                       1998(A)(B)    1998(A)     1997(A)    1998(A)(B)    1998(A)         1997(A)
                                      ------------ ----------- ----------- ------------ ----------- ------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Revenues ............................   $ 1,401      $ 1,401     $ 1,384    $   5,783    $  5,783      $     5,064
Equity in earnings of Hudson
 General LLC ........................       530          769       1,429        6,496       9,426           11,955
Equity in loss of Kohala Joint
 Venture ............................      (667)        (667)       (694)      (2,822)     (2,822)         (11,292)(c)
Earnings before cumulative effect
 of change in the method of
 accounting for income taxes ........       517          415         782        4,444       5,256              475 (c)
Earnings per share before
 cumulative effect of change in
 the method of accounting for
 income taxes:
  Basic .............................       .30          .24         .45         2.55        3.02              .26
  Diluted ...........................       .29          .24         .45         2.53        2.99              .26
Net earnings ........................       517          415         782        4,444       5,256              475 (c)
PER SHARE DATA
Net earnings per share:
  Basic .............................   $   .30      $   .24     $   .45    $    2.55    $   3.02      $       .26
  Diluted ...........................       .29          .24         .45         2.53        2.99              .26
BALANCE SHEET DATA
Total assets ........................   $96,688      $71,929     $73,466           --    $ 73,466      $    68,188
Long-term obligations less
 current maturities .................        --           --          --           --          --               --
Stockholders' equity ................    81,028       68,458      68,441           --      68,441           65,384
Working capital (deficit) ...........    38,531       39,281      37,851           --      37,851           25,671
Capital expenditures ................        29           29          12           --         178              326
Book value per share ................     46.44        39.23       39.22           --       39.22            37.69
Cash dividends per common
 share ..............................        --           --          --           --        1.00              .75



                                      AS OF AND FOR THE FISCAL YEARS ENDED
                                                    JUNE 30,
                                      -----------------------------------
                                        1996(A)       1995        1994
                                      ----------- ----------- -----------
INCOME STATEMENT DATA
Revenues ............................  $157,100    $134,862    $141,784
Equity in earnings of Hudson
 General LLC ........................       855          --          --
Equity in loss of Kohala Joint
 Venture ............................    (3,021)     (2,747)     (1,801)
Earnings before cumulative effect
 of change in the method of
 accounting for income taxes ........    10,466       4,593       7,310
Earnings per share before
 cumulative effect of change in
 the method of accounting for
 income taxes:
  Basic .............................      9.09        3.72        5.87
  Diluted ...........................      5.60        2.70        3.96
Net earnings ........................    10,466       4,593       7,760
PER SHARE DATA
Net earnings per share:
  Basic .............................  $   9.09    $   3.72    $   6.23
  Diluted ...........................      5.60        2.70        4.17
BALANCE SHEET DATA
Total assets ........................  $ 48,776    $ 87,568    $ 77,889
Long-term obligations less
 current maturities .................        --      29,000      29,000
Stockholders' equity ................    43,895      21,616      19,223
Working capital (deficit) ...........    16,355      (1,611)     (1,660)
Capital expenditures ................    13,158      10,806       9,815
Book value per share ................     37.74       18.68       15.37
Cash dividends per common
 share ..............................       .50         .50          --

---------
(a) As a result of a transaction with Lufthansa Airport and Ground Services GmbH, effective June 1, 1996, the Company's interest in its aviation services business is accounted for under the equity method. To review the terms of this transaction in greater detail, see pages 15 to 16.

(b) On October 1, 1998, LAGS (USA) Inc. (an indirect wholly-owned subsidiary of Deutsche Lufthansa AG) gave notice to the Company of exercise of its option to increase LAGS (USA) Inc.'s interest in Hudson General LLC from 26% to 49%. To review the terms of this transaction in greater detail, see pages 15 to 16. The Company is providing unaudited pro forma condensed consolidated balance sheet information which assumes that the transaction was completed as of September 30, 1998; and unaudited pro forma condensed consolidated statement of earnings information for the three months ended September 30, 1998 and the year ended June 30, 1998 which assume that the transaction was completed as of July 1, 1997.

(c) Includes a pre-tax charge of $8.5 million related to the Company's investment in and advances to the Kohala Joint Venture.

                 SELECTED FINANCIAL DATA OF HUDSON GENERAL LLC

     The financial information for Hudson General LLC for each of the fiscal years ended June 30, 1998 and 1997 and the one month ended June 30, 1996 has been derived from audited consolidated financial statements of Hudson General LLC. The financial information as of and for the three months ended September 30, 1998 and 1997 has been derived from unaudited consolidated financial statements of Hudson General LLC and, in the opinion of management, includes all adjustments (consisting only of a normal recurring nature) necessary to present fairly the information set forth therein. Operating results for such unaudited interim periods should not be considered indicative of results to be expected for the full fiscal year.

     The following financial information should be read in conjunction with the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Hudson General LLC's consolidated financial statements, accompanying notes and other financial information included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, which financial statements are included as Annex D hereto.




                                                        AS OF AND FOR THE THREE    AS OF AND FOR THE
                                                        MONTHS ENDED SEPTEMBER          FISCAL             AS OF AND
                                                                  30,            YEARS ENDED JUNE 30,    FOR THE MONTH
                                                        ----------------------- -----------------------  ENDED JUNE 30,
                                                            1998        1997        1998        1997          1996
                                                        ------------ ---------- ----------- ----------- ---------------
                                                                                (IN THOUSANDS)
INCOME STATEMENT DATA
Revenues ..............................................  $  41,124    $ 39,356   $ 168,947   $167,729       $12,096
Earnings before income taxes ..........................      1,255       2,308      14,486     18,024           896
Net earnings ..........................................      1,040       1,931      12,738     15,939           855
BALANCE SHEET DATA
Total assets ..........................................  $  73,349    $ 73,969   $  72,952   $ 79,020       $80,724
Long-term obligations less current maturities .........        654       3,130       3,130      4,630        28,751
Members' equity .......................................     31,577      37,116      31,075     35,210        11,551
Working capital (deficit) .............................    (12,380)     (7,346)    (11,758)    (7,356)         (781)
Capital expenditures ..................................      2,889       2,280      10,045     15,218         1,825

                  INFORMATION CONCERNING THE SPECIAL MEETING


TIME, PLACE, DATE

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of the Company of proxies from the holders of shares of the Company's Common Stock for use at the Special Meeting to be held at [Time] a.m., local time, on [Day] [Date] 1999, at [Location], or at any adjournment(s) or postponement(s) thereof, pursuant to the enclosed Notice of Special Meeting of Stockholders.


PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, the stockholders of the Company will be asked to consider and vote upon the approval and adoption of the Merger Agreement and the transactions contemplated thereby. A copy of the Merger Agreement is attached to this Proxy Statement as Annex A. The Merger Agreement provides for the merger of River Acquisition with and into the Company, with the Company as the Surviving Corporation. Pursuant to the Merger Agreement, each outstanding share of Common Stock (other than Common Stock held (i) in the treasury of the Company or by any of its wholly owned subsidiaries, (ii) by River Acquisition, or (iii) by stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of the fair market value of their shares (the "Dissenting Stockholders")) will be converted into the right to receive $57.25 per share in cash, without interest.

     The Special Committee consisting of Messrs. Dresner, Rosenthal and Sammer was appointed by the Board to review and evaluate the terms of the Merger and to report to the Board regarding the fairness of the Merger to the holders of Common Stock. Messrs. Dresner, Rosenthal and Sammer are not employees of the Company and will not have any continuing equity interest in the Surviving Corporation. The Special Committee concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interests of the Company and the holders of Common Stock (other than River Acquisition and the Buyout Group), and unanimously recommended that the Board approve the Merger Agreement and the transactions contemplated thereby. At a meeting held on November 22, 1998, acting on the unanimous recommendation of the Special Committee, the Board concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interests of the Company and the holders of Common Stock (other than River Acquisition and the Buyout Group), approved the Merger Agreement, and recommended that the stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby. The Special Committee and the Board, in reaching their respective decisions, considered a number of factors, including the opinion of Allen & Company Incorporated ("Allen & Company"), the investment banking firm that advised the Special Committee, that, as of the date of such opinion and based upon and subject to various considerations, assumptions and limitations stated therein, the Merger Consideration to be received by the stockholders of the Company (other than the stockholders of River Acquisition) in the Merger is fair from a financial point of view. A copy of Allen & Company's opinion is attached as Annex B to this Proxy Statement. See "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee."

BASED ON THE UNANIMOUS RECOMMENDATION OF ITS SPECIAL COMMITTEE, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.


RECORD DATE; VOTING AT THE MEETING; QUORUM

     Acting under authority granted to it by the Board, the Special Committee has fixed the close of business on [Record Date] as the Record Date for the Special Meeting. Only stockholders of record as of the close of business on [Month Day], 1999 will be entitled to notice of and to vote at the Special Meeting.

     As of the close of business on the Record Date, the Company had outstanding 1,744,949 shares of Common Stock, held of record by approximately 182 registered holders. Holders of the Common Stock are entitled to one vote per share. The presence in person or by proxy of the holders of at least a majority of the voting power of the outstanding Common Stock entitled to vote at the Special Meeting constitutes a quorum. Broker non-votes and shares as to which a stockholder abstains will be included in determining whether there is a quorum at the Special Meeting.


REQUIRED VOTE

     Under Delaware law, the Merger Agreement must be approved and adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Common Stock of the Company. However, the Buyout Group and the Company have agreed in the Merger Agreement that, in addition, it is also a condition to the consummation of the Merger that the Merger Agreement be approved and adopted by the affirmative vote of the holders of a majority of all outstanding shares of Common Stock not owned by River Acquisition and the Buyout Group. The affirmative vote of approximately 707,840 shares of Common Stock not owned by the Buyout Group will be necessary to satisfy the independent vote requirement. The members of the Buyout Group (which include four directors and all executive officers of the Company) currently own 329,270 shares of Common Stock, representing approximately 18.9% of the outstanding shares of Common Stock as of the Record Date. The members of the Buyout Group also hold Options to acquire 34,700 shares of Common Stock, which Options are expected to be converted into options to acquire shares of common stock of the Surviving Corporation upon consummation of the Merger, on terms which have not yet been determined. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships." The Company has been advised that all members of the Buyout Group owning Common Stock intend to vote all their shares in favor of the Merger Agreement and the transactions contemplated thereby. The members of the Board who are not members of the Buyout Group also intend to vote all their shares (77,200 shares or approximately 4.4% of the outstanding shares of Common Stock as of the Record Date) in favor of the Merger Agreement and the transactions contemplated thereby.

     Failure to return an executed proxy card or to vote in person at the Special Meeting or voting to abstain will constitute, in effect, a vote against approval and adoption of the Merger Agreement and the transactions contemplated thereby, for purposes of Delaware law and the independent vote requirement. Similarly, broker non-votes will have the same effect as a vote against approval and adoption of the Merger Agreement and the transactions contemplated thereby.


ACTION TO BE TAKEN AT THE MEETING

     The enclosed proxy card is solicited on behalf of the Company's Board. The giving of a proxy does not preclude the right to vote in person should any stockholder giving the proxy so desire. Stockholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either by filing with the Company's Secretary at the Company's principal executive offices a written revocation or a duly executed proxy bearing a later date or by voting in person at the Special Meeting. Attendance at the Special Meeting without casting a ballot will not, by itself, constitute revocation of a proxy. Any written notice revoking a proxy should be sent to Hudson General Corporation, 111 Great Neck Road, Great Neck, New York 11021, Attention: Noah
E. Rockowitz, Senior Vice President and Secretary.

     All shares of Common Stock represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, unless previously revoked, will be voted at the Special Meeting in accordance with the instructions on the proxies. Unless contrary instructions are indicated, proxies will be voted FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby. As explained below in the section entitled "DISSENTERS' RIGHTS OF APPRAISAL," a vote in favor of the Merger Agreement means that the stockholder owning those shares will not have the right to dissent and seek appraisal of the fair market value of the shares. The Company does not know of any matters, other than as described in the Notice of Special Meeting of Stockholders, which are to come before the Special Meeting. If any other matters are properly presented at the Special Meeting for action, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the Merger), the persons named in the enclosed proxy card and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment. Notwithstanding the foregoing, the persons named in the enclosed proxy card will not use their discretionary authority to use proxies voting against the Merger to vote in favor of adjournment or postponement of the Special Meeting. The Merger is also subject to a number of conditions. See "THE MERGER AGREEMENT--Conditions."


PROXY SOLICITATION

     The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Special Meeting of Stockholders and the enclosed proxy card will be borne by the Company. The Company is requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of the proxy material to their principals and request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company and its subsidiaries may, without receiving any additional compensation, solicit proxies by telephone, telefax, telegram or in person.

     The Company has retained the firm of Morrow & Co., Inc. to assist in the solicitation of proxies at a cost of $5,000 plus reasonable out-of-pocket expenses.

     No person is authorized to give any information or make any representation not contained in this Proxy Statement, and if given or made, such information or representation should not be relied upon as having been authorized.

     COMPANY STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING SHARES OF COMMON STOCK WITH THEIR PROXY CARD. IF THE MERGER IS CONSUMMATED, THE PROCEDURE FOR THE EXCHANGE OF CERTIFICATES REPRESENTING SHARES OF COMMON STOCK WILL BE AS SET FORTH IN THIS PROXY STATEMENT. SEE "THE MERGER AGREEMENT--THE EXCHANGE FUND; PAYMENT FOR SHARES OF COMMON STOCK" AND "THE MERGER AGREEMENT--TRANSFERS OF COMMON STOCK."


                                  THE PARTIES


THE COMPANY

     The Company was organized in Delaware in 1961. The Company, through its 51% owned affiliate, Hudson General LLC ("Hudson LLC"), is principally engaged in providing a broad range of services to the aviation industry. Such services include aircraft ground handling, aircraft fueling, fuel management, ground transportation, snow removal, cargo warehousing, and sale, leasing and maintenance of airline ground support equipment.

     Effective June 1, 1996, pursuant to the terms of a Unit Purchase and Option Agreement dated February 27, 1996 (the "Purchase Agreement") between the Company and Lufthansa Airport and Ground Services GmbH ("LAGS"), a corporation organized and existing under the laws of the Federal Republic of Germany and an indirect wholly-owned subsidiary of Deutsche Lufthansa AG, the Company transferred substantially all of the assets and liabilities of its aviation services business to Hudson LLC. In exchange for the transfer of such assets and liabilities and the assumption by Hudson LLC, as co-obligor with the Company, of all of the Company's 7% convertible subordinated debentures (all of which were subsequently redeemed or converted into Common Stock), the Company received a 74% interest in Hudson LLC. In addition, Hudson LLC sold LAGS (USA) Inc. ("LAGS (USA)"), an affiliate of LAGS, a 26% interest in Hudson LLC, for a purchase price of $23,686,000 in cash (after certain adjustments), of which $15,848,000 was paid at the closing, and deferred payments of $2,650,000 and $5,188,000 plus interest thereon were made, respectively, in September 1996 and December 1996. The Purchase Agreement, as amended, provided LAGS (USA) an option (the "LAGS Option"), exercisable on October 1 of each year through 1999, effective as of the preceding July 1, pursuant to which LAGS (USA) could increase its equity interest in Hudson LLC to up to 49%. On October 1, 1998, LAGS (USA) gave notice of its exercise of the LAGS Option. On November 2, 1998, the closing of the LAGS Option took place, and LAGS (USA) increased from 26% to 49% its ownership interest in Hudson LLC. The Company's ownership interest in Hudson LLC was correspondingly decreased from 74% to 51%. The $29,627,000 exercise price of the LAGS Option (plus $1,123,000 of interest) was paid by LAGS (USA) to Hudson LLC. Upon such payment, LAGS (USA) acquired 230 additional Class B Units of Hudson LLC (the "Class B Units"). Concurrently therewith, the Company converted 230 of the Class A Units of Hudson LLC (the "Class A Units") held by it into 230 new non-voting Preferred Units (the "Preferred Units") of Hudson LLC. After giving effect to the LAGS Option exercise and the Company's exchange of 230 Class A Units for 230 Preferred Units, LAGS (USA) owns 490 Class B Units and the Company owns 510 Class A Units. The 230 Preferred Units owned by the Company have a liquidation preference of $128,811 per unit, and are redeemable by Hudson LLC at any time on or after August 1, 2001 for an amount equal to the liquidation preference. From and after October 1, 2001, the Preferred Units, if not previously called for redemption, are convertible, at the option of the holders, into Class A Units on a one-for-one basis. The Preferred Units are entitled to receive a fixed distribution per annum at 3.95% of the liquidation preference, payable quarterly, commencing on December 31, 1998 until September 30, 2001, and at an Internal Revenue Service safe harbor rate, as defined, thereafter. Such distributions are cumulative, and all such distributions must be made in full before any distribution may be made in respect of the Class A Units and Class B Units. As a result of the LAGS Option exercise, the Company's investment in Hudson LLC and paid in capital were increased by $25,509,000 and approximately $12,570,000 (net of deferred income taxes and transaction fees), respectively. The Company is unable to determine when, or whether, such deferred income taxes will result in a current tax liability.


     In addition to its interest in Hudson LLC, the Company is a 50% partner with Oxford First Corporation in a joint venture for the development and sale of land on the Island of Hawaii (the "Kohala Joint Venture").


     For additional information concerning the Company, see "WHERE YOU CAN FIND MORE INFORMATION" and "AVAILABLE INFORMATION."


RIVER ACQUISITION


     River Acquisition was incorporated in Delaware in November 1998 by certain members of the Buyout Group in connection with the proposed Merger. River Acquisition has not been engaged in any business activities other than those in connection with the Merger. The principal office and business address of River Acquisition is c/o Seavest Inc., 707 Westchester Avenue, White Plains, New York 10604. The telephone number of River Acquisition is (914) 681-4460.

                                SPECIAL FACTORS


BACKGROUND OF THE MERGER

     In July 1997, Mr. Langner informed the Board that he and Mr. Segal had an interest in exploring the feasibility of organizing a management buyout of the Company. Mr. Langner, on behalf of himself and Mr. Segal, requested the Board's permission to consult with Allen & Company, the Company's financial advisor, in connection with their analysis of the feasibility of such a transaction. The Board granted such permission, and Messrs. Langner and Segal, together with certain other members of the Company's management, thereafter consulted with Allen & Company in connection with such matter.

     In October 1997, Mr. Langner informed the Board that neither he nor Mr. Segal would pursue a management buyout proposal at that time.

     On May 15, 1998, Mr. Langner informed the Board that he and Mr. Segal again had an interest in exploring the feasibility of organizing a management buyout of the Company, and again requested that the Board permit him, together with Mr. Segal and certain other members of management, to continue to consult with Allen & Company concerning the feasibility of such a transaction. The Board granted such permission, and such consultations with Allen & Company occurred from time to time until mid-June, 1998.

     On June 22, 1998, Mr. Langner advised the Board that, while he and Mr. Segal were still in the preliminary stages of their analysis of a potential management buyout, they had concluded that it was desirable to retain their own legal and financial advisors. The Board, following consultation with the Company's legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), determined that, in view of possible conflicts of interest, it was advisable to form a Special Committee of the Board consisting of three directors, Milton H. Dresner, Edward J. Rosenthal and Hans H. Sammer, none of whom are employed by or affiliated with the Company (except in their capacities as directors) and none of whom would participate as members of any management buyout group. The Special Committee was authorized by the Board to receive, study, negotiate and make recommendations to the Board in connection with any proposed acquisition of the Company by the members of management or any other prospective acquiror. The Special Committee also was authorized by the Board to retain, at the Company's expense, legal and financial advisors of the Special Committee's choosing.

     On June 22, 1998, immediately following the meeting of the Board, the newly-formed Special Committee held an organizational meeting. At the request of the Special Committee, Skadden Arps was present and reviewed with the Special Committee its duties and responsibilities and the role of the Special Committee in negotiating with any person making an acquisition proposal for the Company, including members of management. At the organizational meeting, the Special Committee considered the retention of legal and financial advisors and discussed the possibility of retaining Skadden Arps, the Company's legal counsel, as legal advisor to the Special Committee, and the possibility of retaining Allen & Company, the Company's financial advisor, as financial advisor to the Special Committee. At the request of the Special Committee, representatives of Allen & Company joined the meeting and described the nature of the consultation services furnished by Allen & Company to Messrs. Langner and Segal, and certain other members of management, in connection with their evaluation of the feasibility of developing a management buyout proposal. Stanley S. Shuman, a Managing Director of Allen & Company, also serves as a director of the Company.

     Following the meeting of the Special Committee on June 22, 1998, the members of the Special Committee engaged in discussions among themselves concerning the engagement of legal and financial advisors. In a telephonic meeting of the Special Committee held on June 24, 1998, the Special Committee determined to engage Skadden Arps as its legal advisor and Allen & Company as its financial advisor. The Special Committee made such determination based on Allen & Company's and Skadden Arps' respective experience, expertise and long-standing familiarity with the Company and its businesses. Also, at the meeting of the Special Committee on June 24, 1998, the Special Committee determined that certain members of management should be required to enter into Confidentiality Agreements with the Company before being permitted to furnish confidential information concerning the Company to potential financing sources and other third parties. In addition, the Special Committee considered a request from certain members of management that the Company reimburse them for their expenses, up to a negotiated cap, incurred prior to the execution of any merger agreement in connection with their evaluation of a possible buyout proposal. The Special Committee deferred making any decision at that time concerning the possible reimbursement of such expenses.

     On June 26, 1998, the Special Committee's legal and financial advisors met with Weil, Gotshal & Manges LLP ("Weil Gotshal"), counsel to certain members of management, and Lazard Freres & Co. LLC ("Lazard Freres"), financial advisor to such members of management, as well as with Messrs. Langner and Segal and certain other members of management. The purpose of the meeting was to discuss, on a preliminary basis, certain legal and financial issues relating to a possible management buyout. There was a discussion concerning the continuing request by certain members of management that the Company reimburse them for expenses, up to a negotiated cap, incurred in connection with their evaluation of a potential buyout proposal. The Special Committee's advisors informed the members of management and their advisors that the Special Committee was not in favor of having the Company reimburse all expenses incurred by management, and management then modified the request and proposed that members of management considering the feasibility of a buyout transaction would pay for the first $250,000 of their expenses and requested reimbursement from the Company for the next $250,000 of expenses.

     On June 30, 1998, the Special Committee met telephonically with its legal and financial advisors. The Special Committee's advisors reported on the June 26, 1998 meeting with certain members of management and their legal and financial advisors, and discussed with the Special Committee management's request for expense reimbursement. The Special Committee rejected such request and, in response, authorized an expense reimbursement arrangement whereby the potential members of a management buyout group would be responsible for the first $250,000 of their expenses and the Company would reimburse them for fifty percent of the next $250,000 of expenses, thereby limiting the Company's expense reimbursement obligation to a maximum of $125,000.

     Between June 30, 1998 and July 6, 1998, the Company entered into separate Confidentiality Agreements with each of Jay B. Langner, Richard D. Segal, Michael Rubin, Paul R. Pollack, Noah E. Rockowitz and Barry I. Regenstein, who were the individuals the Special Committee believed would likely be in contact with potential financing sources and other third parties regarding a potential management buyout. Each of the Confidentiality Agreements provides that the Company will make available to such persons and their representatives certain non-public financial and other business information concerning the Company and that such persons would treat such information on a confidential basis.

     On July 9, 1998, the Company entered in an expense reimbursement agreement with Messrs. Langner and Segal on the terms authorized by the Special Committee at its meeting on June 30, 1998. No amounts have been or will be paid by the Company to Messrs. Langner, Segal or other members of management under the terms of the expense reimbursement agreement, and such agreement was terminated effective upon execution of the Merger Agreement.

     On July 24, 1998, the Special Committee met and received an update on various matters from its legal and financial advisors, including the status of the efforts by members of management to secure financing commitments for a potential buyout proposal. The Special Committee also considered a request by members of management that the Company reimburse them for any commitment fees they would incur in connection with obtaining financing. The Special Committee was opposed to having the Company fund such commitment fees.

     On July 24, 1998, the Board authorized that each of the members of the Special Committee receive $7,500 for their service on the Special Committee.

     In late September 1998, Weil Gotshal informed Skadden Arps that the members of management had made progress towards securing commitments for the necessary financing for a buyout transaction, and that members of management were valuing the Company's shares of Common Stock somewhere in the range of the "low 50's" in determining the feasibility of making a buyout proposal.

     On September 28, 1998, the Special Committee met telephonically with its legal and financial advisors, and received updates from its advisors on various issues, including the facts that (i) the members of management had withdrawn their prior request that the Company reimburse them for any commitment fees which they might incur, and (ii) LAGS (USA) would be exercising its option to increase its equity interest in Hudson LLC, the Company's aviation ground services subsidiary, from 26% to 49% for an exercise price of approximately $29.6 million. The Special Committee also was informed by its advisors that members of management were considering a possible buyout proposal which would value the Company's shares of common stock in a price range of the "low 50's." The Special Committee requested Allen & Company to complete its preliminary financial analysis of the Company so that the Special Committee could determine whether it should engage in any discussions with members of management concerning a buyout proposal in such a price range.

     At its meeting on September 28, 1998, the Special Committee also considered letters received by the Company from two other entities inquiring as to whether the Company had an interest in entering into discussions concerning a possible business combination. Both letters had been sent to Mr. Langner, as Chairman of the Board and Chief Executive Officer of the Company, and Mr. Langner had furnished such letters to the Special Committee's legal advisors. The Special Committee, after discussing such letters with its legal and financial advisors, determined that the Company should not initiate contact at that time with either of the other entities. Among the factors considered by the Special Committee in making such determination were (i) the possibility that the members of management might decide to abandon their consideration of an acquisition proposal; (ii) the fact that neither of the other two entities had made any specific proposal but had merely expressed a general interest in meeting with the Company's management; (iii) that neither of the other entities had initiated any further contact with the Company following the Company's receipt of their letters; (iv) that the Special Committee could determine at any time prior to entering into an acquisition agreement with members of management (which agreement the Special Committee recognized might preclude such determination) to initiate contact with either or both of the other entities; (v) that the form of transaction contemplated by members of management was a one-step cash merger which would afford third parties, including the two entities which had sent letters, a sufficient opportunity to make a competing offer for the Company should they wish to do so; (vi) that any competing offer which might be made by a third party would exceed a "floor" price established in any transaction with members of management; and (vii) that the Special Committee expected that any agreement the Company might enter into with members of management would not preclude or serve as an unreasonable impediment to any third party which might be interested in making a competing acquisition proposal.

     On October 7, 1998, the Special Committee met with its legal and financial advisors. The Special Committee was informed that the members of management were nearing completion of their financing arrangements, and that management's legal advisors again had indicated that management was considering the feasibility of a buyout proposal somewhere in the range of the "low 50's." Allen & Company then presented a preliminary financial analysis of the Company, and informed the Special Committee that based on such preliminary analysis, and subject to the review and consideration of any additional information that might be furnished by members of management or their financial advisors or otherwise considered by Allen & Company to be relevant to its analysis, a purchase price per share in such a range would not fairly value the Company. The valuation methodologies reviewed by Allen & Company with the Special Committee included a discounted cash flow analysis, a multiple-based valuation analysis, a related company trading analysis, an analysis of selected related merger and acquisition transactions and an acquisition premium analysis of selected acquisitions and leveraged/management buyout transactions. The Special Committee concluded that it would not engage in any discussions with members of management concerning a possible acquisition of the Company at a price range in the "low 50's." The Special Committee also requested that Allen & Company be available to meet with the members of management and their financial advisors to discuss issues relating to the valuation of the Company.

     On October 7, 1998, following the meeting of the Special Committee, Skadden Arps informed Weil Gotshal of the Special Committee's position that it would not enter into discussions with members of management concerning a possible buyout of the Company until management indicated it was willing to pay a higher price than previously had been indicated.

     During October 1998, Allen & Company on several occasions met with and spoke telephonically with potential members of a management buyout group and with Lazard Freres to discuss issues relating to the valuation of the Company. In October 1998, the Company's management, as part of Hudson LLC's normal annual budgeting and planning process, completed the preparation of updated projections, which they furnished to Allen & Company. The updated projections showed, among other things, lower results for the aviation services business than the original projections previously prepared by the Company's management and which had previously been furnished to Allen & Company. See "--Certain Projections" below. Allen & Company reviewed the updated projections and discussed them with members of the Company's management.

     In early November 1998, the Special Committee's legal and financial advisors reiterated to members of management and their legal advisors that no discussions would occur concerning a possible management buyout unless management valued the Company at a price in excess of the range previously indicated.

     On November 9, 1998, management's legal advisors informed the Special Committee's legal advisors that management shortly would be in a position to present an acquisition proposal valuing the Company in excess of $56 per share.


     On November 10, 1998, the Special Committee met telephonically with its legal and financial advisors, and was informed as to the status of a possible proposal by management. The Special Committee also was informed by its advisors that the members of management had requested that the Board, at its regular meeting scheduled for November 20, 1998, defer declaration of the Company's regular semi-annual dividend of $.50 per share. The Special Committee rejected this request.

     On the evening of November 16, 1998, legal counsel to members of management furnished a draft Merger Agreement, together with a draft of the Commitment Letter, to the Special Committee's legal and financial advisors for discussion purposes and in order to accelerate the process in the event that a buyout proposal was made by members of management and accepted by the Special Committee. The draft Merger Agreement contemplated a cash merger between River Acquisition, a newly-formed Delaware corporation owned at that time by Messrs. Langner and Segal, and the Company, pursuant to which River Acquisition would merge with and into the Company with the Company as the Surviving Corporation. The draft Merger Agreement did not identify the price that management would be willing to offer in the Merger. Commencing on November 17, 1998, Skadden Arps and Weil Gotshal negotiated the terms of the Merger Agreement (other than price) and, as discussed below, continued such negotiations through November 22, 1998. Among other things, during the course of the negotiations: (i) the conditions to River Acquisition's obligation to consummate the Merger were narrowed; (ii) the scope of the representations and warranties made by the Company was narrowed; (iii) at the Special Committee's request, members of management agreed to a separate vote requiring the holders of a majority of all outstanding shares of Common Stock not owned by River Acquisition and any members of a buyout group to approve and adopt the Merger Agreement and the transactions contemplated thereby; and (iv) the fiduciary duty exception to the provision in the Merger Agreement which prohibits the Board from engaging in negotiations or discussions with, or providing information to, any person relating to an alternative Acquisition Proposal (as defined in the Merger Agreement) was broadened to permit the Board or the Special Committee to provide information to any person who expresses an unsolicited, written indication of willingness to make an Acquisition Proposal at a price which the Special Committee reasonably concludes is in excess of the price to be paid by River Acquisition in the Merger and who the Special Committee reasonably believes based on the advice of its financial advisor is capable of consummating the Acquisition Proposal. The Special Committee's advisors reviewed the draft Commitment Letter and requested modifications to various terms and conditions contained therein, certain of which were subsequently modified as a result of such discussions.

     During the negotiations which took place over the period from November 17, 1998 through November 20, 1998, the Special Committee's legal and financial advisors informed the members of management and their legal advisors that the Special Committee would not agree to any termination or

"break up" fees payable to management. During this period, the respective legal advisors discussed the circumstances under which management would be entitled to expense reimbursement upon termination of the Merger Agreement, and the dollar limitations placed upon such expense reimbursement.

     On November 20, 1998, Weil Gotshal advised Skadden Arps that the members of management had withdrawn their request for termination or "break up" fees.

     Starting in the late afternoon of November 20, 1998, the Special Committee met, with its legal and financial advisors present. The Special Committee reviewed with its advisors the status of the negotiations of the Merger Agreement, and discussed the unresolved issues, which pertained primarily to the circumstances under which management would be entitled to the reimbursement of expenses and the maximum amount of expenses which would be reimbursed. Allen & Company then presented a detailed financial analysis of the Company. See "--Opinion of Financial Advisor to the Special Committee." Based upon Allen & Company's financial presentation, the indication by management that it was prepared to present a buyout proposal which valued the Company in excess of $56 per share, and the fact that management had withdrawn its request for termination or "break up" fees, the Special Committee determined that it would receive an acquisition proposal from management.

     The Special Committee then telephoned Mr. Langner and invited him to make a formal acquisition proposal on behalf of himself, Mr. Segal and the other members of management who would become members of the buyout group (which persons are referred to in this "Background of the Merger" section as the "Buyout Group"). Mr. Langner informed the Special Committee that River Acquisition was offering to purchase all outstanding shares of the Company (other than those shares being contributed by the members of the Buyout Group to River Acquisition) at a price of $57 per share in cash. Mr. Langner also proposed that the Merger Agreement provide that the members of the Buyout Group be reimbursed by the Company for their out-of-pocket expenses up to a maximum of $1,750,000 under certain circumstances, including if the stockholders of the Company do not vote to approve the Merger Agreement. The Special Committee invited Messrs. Langner and Segal, and their legal and financial advisors, to meet with members of and advisors to the Special Committee that evening to discuss the proposed $57 per share purchase price and unresolved issues concerning the reimbursement of expenses.

     Later on the evening of November 20, 1998, members of the Special Committee and the Special Committee's legal and financial advisors met with Messrs. Langner and Segal and the Buyout Group's legal and financial advisors. Messrs. Langner and Segal delivered to the Special Committee's representatives a letter setting forth River Acquisition's $57 per share cash offer. The Special Committee's representatives requested that the Buyout Group increase its proposed purchase price, which request was rejected by Messrs. Langner and Segal. The Special Committee's representatives also questioned the Buyout Group as to the amount of its anticipated expenses and objected to a provision requested by the Buyout Group that would require the Company to reimburse their expenses up to $1,750,000 if the Company's stockholders do not vote in favor of the Merger, and expressed the view that the expense reimbursement obligations should be limited to those circumstances in which the Special Committee changes its recommendation or approves an alternative transaction. The Special Committee's representatives rejected a request by the members of the Buyout Group that they be reimbursed for their out-of-pocket expenses as incurred, subject to an undertaking to repay such amounts if the Merger Agreement was terminated under circumstances in which the Buyout Group would not be entitled to expense reimbursement.

     On November 21, 1998, Skadden Arps and Weil Gotshal continued to negotiate the issues of price and expense reimbursement. The Special Committee met telephonically late in the afternoon of November 21, 1998, with its legal and financial advisors present. Skadden Arps reported that there had been no increase by the Buyout Group in its proposed $57 per share purchase price, and that there had been further discussion with Weil Gotshal concerning the issue of expense reimbursement in the event the Company's stockholders do not approve the Merger. The Special Committee instructed its advisors to continue to seek an increase in price and to continue to negotiate the terms of the expense reimbursement provisions.

     On November 22, 1998, the Special Committee met with its legal and financial advisors and discussed the unresolved issues of price and expense reimbursement. The Special Committee's advisors continued to negotiate these issues with the Buyout Group and its advisors, who were present at the location of the Special Committee meeting. After further negotiations, the Buyout Group proposed an increase in its offer to $57.25 per share if the Company would agree to an expense reimbursement cap of $1,750,000 in the event the Board changes its recommendation or approves an alternative transaction, and a cap of $875,000 if stockholders do not approve the Merger Agreement. The Special Committee, after further consideration, accepted the Buyout Group's proposal. The Special Committee then reviewed with its advisors (i) the fiduciary duties of members of the Special Committee, (ii) Allen & Company's financial analysis and valuation of the Company, (iii) the terms of the proposed Merger Agreement and (iv) the benefits of the Merger to the Company's stockholders. Allen & Company rendered an oral opinion (which was subsequently confirmed in writing) that, as of such date, the amount of $57.25 per share in cash to be received by the holders of the Company's Common Stock (other than the stockholders of River Acquisition) pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. See "--Opinion of Financial Advisor to the Special Committee." The Special Committee then approved the Buyout Group's $57.25 per share offer price and the terms and provisions of the proposed Merger Agreement and found such price and the terms and provisions of the Merger Agreement to be fair to and in the best interests of the Company and its stockholders (other than River Acquisition and the Buyout Group) and determined to recommend that the Board of Directors approve the proposed Merger Agreement and the transactions contemplated thereby.

     On November 22, 1998, immediately following the meeting of the Special Committee, there was a special meeting of the full Board. All directors were present in person at the meeting, and Skadden Arps and Allen & Company also were present. The directors were advised by Skadden Arps as to their fiduciary duties under Delaware law, and Allen & Company summarized its financial analysis of the Company and advised the Board of the oral opinion it had rendered to the Special Committee, which opinion was being confirmed in writing. The Board reviewed the terms of the proposed Merger Agreement, and reasons that the Special Committee was recommending to the full Board approval of the Merger Agreement. The full Board thereupon unanimously concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interests of the Company and its stockholders (other than River Acquisition and the Buyout Group), approved the Merger, and recommended that the Company's stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby. Following the Board meeting, the Merger Agreement was executed by the Company and River Acquisition.

     On November 23, 1998, the Company issued a press release announcing that the Company had entered into a definitive Merger Agreement with River Acquisition.

     Subsequent to the Company's announcement on November 23, 1998 that it had entered into the Merger Agreement, Allen & Company, as the Special Committee's financial advisor, was contacted by or on behalf of several entities. Each of such entities indicated a possible interest in making an acquisition proposal for the Company and two of such entities also expressed an interest in assisting the Buyout Group in connection with the pending Merger. One of the entities expressing a possible interest in making an acquisition proposal (and not in assisting the Buyout Group in connection with the pending Merger) was an entity whose written inquiry was considered by the Special Committee at its meeting on September 28, 1998 (the "Third Party Entity"). In each instance, such entities were advised that the Merger Agreement had been filed publicly with the Securities and Exchange Commission (the "SEC") and that the Merger Agreement set forth the Company's rights and obligations with respect to third party inquiries. See "THE MERGER AGREEMENT--No Solicitation; Fiduciary Obligations of Directors."

     On December 9, 1998, the Third Party Entity delivered a letter (the "December 9 Letter") to Allen & Company. In the December 9 Letter, the Third Party Entity stated it was submitting an "indication of willingness to acquire all outstanding stock" of the Company at a price in excess of $57.25 per share in cash, but did not indicate a specific price. The Third Party Entity requested that the Company furnish it with confidential information subject to an appropriate confidentiality agreement, and advised the Company that any acquisition proposal would not be subject to a financing contingency.

     On December 11, 1998, the Special Committee met telephonically with its legal and financial advisors to review the December 9 Letter. The Special Committee, after considering the December 9 Letter with its legal and financial advisors, determined, in accordance with applicable provisions of the Merger Agreement, to furnish information to the Third Party Entity and engage in discussions related thereto, pursuant to an appropriate confidentiality agreement. On December 11, 1998, the Company issued a press release concerning the December 9 Letter and the determination made by the Special Committee on December 11, 1998 to furnish information to the Third Party Entity.

     The Company expects to enter into a confidentiality agreement with the Third Party Entity and thereafter the Company will provide the Third Party Entity with certain confidential information concerning the Company.


RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE MERGER

     On November 22, 1998, the Special Committee determined that the Merger and the terms and provisions of the Merger Agreement were fair to and in the best interests of the Company and its stockholders (other than River Acquisition and the Buyout Group), and unanimously recommended to the full Board that it approve the Merger Agreement and the transactions contemplated thereby.

     At a special meeting of the Board held immediately following the Special Committee's determination, at which all directors of the Company were present, the Board considered the recommendation of the Special Committee. The Board unanimously concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interests of the Company and its stockholders (other than River Acquisition and the Buyout Group), approved the Merger Agreement, and recommended that the stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby.

     Special Committee. In determining that the Special Committee would approve and recommend the Buyout Group's proposal of $57.25 per share in cash to the full Board, the Special Committee considered the following factors, each of which, in the opinion of the Special Committee, supported such determination:

    o Allen & Company Opinion. The Special Committee considered the financial presentations of Allen & Company and Allen & Company's oral opinion delivered at the November 22, 1998 meeting of the Special Committee (which was subsequently confirmed in writing) to the effect that, as of the date of its opinion and based upon and subject to the matters stated in its opinion, the $57.25 per share Merger Consideration was fair to the Company's stockholders (other than the stockholders of River Acquisition) from a financial point of view. THE FULL TEXT OF ALLEN & COMPANY'S WRITTEN OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY ALLEN & COMPANY, IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF ALLEN & COMPANY CAREFULLY.

    o Transaction Structure. The Special Committee also evaluated the benefits of the transaction being structured as a one-step merger, and concluded that the period of time between the public announcement of the Merger and the Special Meeting would provide a sufficient period of time for any interested third party to prepare and present an acquisition proposal for the Company.

    o Stockholder Vote. The Special Committee also considered the fact that approval and adoption of the Merger Agreement would require the affirmative votes of both (i) the holders of a majority of all outstanding shares of Common Stock and (ii) the holders of a majority of all outstanding shares of Common Stock not owned by River Acquisition and the members of the Buyout Group.

    o Terms of the Merger Agreement. The Special Committee also considered the terms of the Merger Agreement, including (i) the "neutralized voting" provision requiring that the Merger Agreement be approved by the holders of a majority of all outstanding shares of Common Stock not owned by River Acquisition and the members of the Buyout Group; (ii) the provision providing that the Special Committee or the Company may furnish or provide access to information concerning the Company to third parties who indicate a willingness to make an acquisition proposal at a price in excess of the Merger Consideration;
      (iii) the ability of the Special Committee, in the exercise of its fiduciary duty, to terminate the Merger Agreement in order to permit the Company to enter into a business combination transaction with a third party; and (iv) the absence of any termination or "break up" fees and the fact that the Company's only financial obligation to the Buyout Group in the event of termination of the Merger Agreement would be the payment of the Buyout Group's costs and expenses not to exceed $1,750,000 in the event the Merger Agreement is terminated because of a withdrawal or change in the Board's recommendation to stockholders favoring the Merger or the Board's determination to enter into an agreement with respect to an alternative transaction which provides value greater than the Merger Consideration, or an amount not to exceed $875,000 if the Company's stockholders do not vote to approve and adopt the Merger Agreement and the transactions contemplated thereby by April 30, 1999.

    o Special Committee Formation and Arm's-Length Negotiations. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between the Buyout Group and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or would have any equity interest in River Acquisition.

    o Market Price and Premium. The Special Committee considered the historical market prices of the Company's Common Stock and noted that the $57.25 per share price offered by the Buyout Group exceeded the highest market price per share of the Common Stock in the Company's history prior to November 22, 1998. The Special Committee also considered the fact that the Merger Consideration represented a premium to the trading prices of the Common Stock prior to November 22, 1998. The closing price of the Common Stock on the American Stock Exchange on November 20, 1998, the last full trading day before the Merger was publicly announced, was $54.625 per share.

    o Merger Consideration. The Special Committee concluded that the Merger Consideration represented the highest price that River Acquisition would be willing to pay in acquiring the Company's Common Stock. This determination was the result of the Special Committee's arm's-length negotiations with River Acquisition in an attempt to obtain the highest possible price.

    o Receipt of Commitment Letters. The Special Committee considered the fact that the Buyout Group had received the Commitment Letter from BankBoston, N.A., European American Bank, The Chase Manhattan Bank and BancBoston Robertson Stephens Inc. to arrange, fund and administer the necessary financing for the Merger, and the Special Committee had reviewed the terms and conditions of the Commitment Letter.

    o Historical and Projected Financial Performance and Related Risks and Uncertainties. The Special Committee considered the financial projections prepared by the Company's management, including the most recent projections prepared by management as part of Hudson LLC's normal annual budgeting and planning process which showed, among other things, lower results for the aviation services business due to increased labor costs in Hudson LLC's operations at certain locations, the recent loss of certain contracts and increased competitive pricing pressures in Hudson LLC's business. See "--Certain Projections."

    o The Company's Recent Earnings Results. The Special Committee considered its familiarity with the Company's business, financial condition, results of operations, prospects and the nature of the industries in which the Company operates, including the prospects of the Company if it were to remain independent. The Special Committee noted that the recent results of operations for the Company's first fiscal quarter ended September 30, 1998 reflected net earnings of $415,000 (or $.24 per share) as compared to net earnings of $782,000 (or $.45 per share) for the comparable period of the prior fiscal year, reflecting a decrease of approximately 47%.

    o Operation of Hudson LLC. The Special Committee also considered the fact that pursuant to a limited liability company agreement among the Company, Hudson LLC and LAGS (USA), there are certain restrictions on the operation of Hudson LLC's business. The Special Committee recognized that this arrangement could be a negative factor in connection with the sale of the Company to a third party buyer because any third party buyer would become a co-owner with LAGS (USA) of Hudson LLC and become subject to the restrictions and limitations on the operations of Hudson LLC contained in the limited liability company agreement.

    o Effects of Significant Stockholder. The Special Committee also considered the fact that Mario J. Gabelli and certain of his affiliated entities (the "Gabelli Group") control nearly 50% of the Company's Common Stock. See "SECURITIES OWNERSHIP--Beneficial Ownership of More Than 5% of Common Stock." The Special Committee had been informed by the Buyout Group that Mr. Gabelli had in the past indicated that he would not oppose a merger transaction at a fair price, so long as the merger agreement did not preclude a third party from making a superior acquisition proposal for the Company; however, there are no assurances that members of the Gabelli Group will vote to approve and adopt the Merger Agreement at the Special Meeting. The Special Committee also considered the risks associated with having a large block of stock held by members of the Gabelli Group, including the risks that members of the Gabelli Group could effectively veto corporate transactions that the Board believed were in the best interests of the Company and its stockholders, and could sell their shares of Common Stock -- and effectively deliver control of the Company -- in a transaction not approved by the Board of Directors.

    o Liquidity of Common Stock. The Special Committee also considered the thin trading market and the lack of liquidity of the Company's Common Stock and the existence of a large percentage of Common Stock in the hands of a few stockholders. The Special Committee believes that the Merger will permit the stockholders of the Company to sell all of their shares at a fair price, especially in light of the fact that there exists little liquidity in the Company's Common Stock.

    o Possible Decline in Market Price of Common Stock. The Special Committee also considered the possibility that if a merger transaction with the Buyout Group were not negotiated and the Company remained as a publicly owned corporation, it is possible that because of a decline in the market price of the shares of the Company's Common Stock or the stock market in general, the price that might be received by the holders of the Company's shares in the open market or in a future transaction might be less than the $57.25 per share price to be received by stockholders in connection with the proposed Merger.

    o Regulatory Approvals. The Special Committee considered the fact that there are relatively few regulatory approvals required to consummate the Merger, and the favorable prospects for receiving such approvals.

    o Availability of Dissenters' Rights. The Special Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Common Stock under Delaware law.

     The Special Committee also considered the fact that if the Merger is approved, the holders of the Common Stock will not participate in the future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, the Special Committee concluded that this detriment was not quantifiable. The Special Committee also concluded that obtaining a cash premium for the Common Stock now was preferable to enabling the holders of such stock to have a speculative potential future return.

     Board of Directors of the Company. In reaching its determination referred to above, the Board considered and relied upon the conclusions and recommendations of the Special Committee, the unanimous approval of the Merger Agreement and the Merger by the Special Committee, and the following additional factors, each of which, in the view of the Board, supported such determinations: (i) the considerations referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of Allen & Company addressed to the Special Committee that, as of the date of such opinion, based upon and subject to various considerations, assumptions and limitations stated therein, the $57.25 per share in cash to be received by the holders of

Common Stock (other than the stockholders of River Acquisition) in the Merger is fair to such holders from a financial point of view, and the related analyses presented by Allen & Company; (ii) the fact that the Buyout Group had obtained the Commitment Letter on November 20, 1998 from BankBoston, N.A., European American Bank, The Chase Manhattan Bank and BancBoston Robertson Stephens Inc., to the effect that, subject to certain qualifications and conditions set forth in the letter, they could successfully arrange and fund approximately $50.0 million of senior secured credit facilities and term loans for the purpose of financing the Merger and paying all fees, expenses and costs in connection with the Merger (see "SPECIAL FACTORS--Financing of the Merger" for a summary of the terms and conditions of the Commitment Letter); and (iii) the fact that the Merger Consideration to be paid in the Merger and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and the Buyout Group and their respective advisors.

     The members of the Board, including the members of the Special Committee, evaluated the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In the light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Merger, neither the Special Committee nor the Board found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the Special Committee and the Board may have given different weights to different factors.

     The Board believes that the Merger is procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Company's stockholders other than the Buyout Group; (ii) the Special Committee retained and was advised by its own legal counsel who negotiated on behalf of the Special Committee; (iii) the Special Committee retained and was advised by its own financial advisor to assist it in evaluating the proposed transaction and received financial advice from Allen & Company; and (iv) the fact that the $57.25 per share cash purchase price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and the Buyout Group and their respective advisors. The Board believes that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Special Committee to effectively represent the interests of the holders of the Company's Common Stock (other than River Acquisition and the Buyout Group) were present, and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Company's Common Stock in view of (i) the unaffiliated status of the members of the Special Committee whose sole purpose was to represent the interests of the holders of the Company's Common Stock (other than River Acquisition and the Buyout Group), and retention by the Special Committee of legal counsel and financial advisors, and (ii) the fact that the Special Committee, even though consisting of directors of the Company and therefore not completely unaffiliated with the Company, is a mechanism well recognized under Delaware law to ensure fairness in transactions of this type.

     THE BOARD OF DIRECTORS OF THE COMPANY BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE HOLDERS OF COMMON STOCK (OTHER THAN RIVER ACQUISITION AND THE BUYOUT GROUP) AND, UPON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, RECOMMENDS APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED THEREBY TO THE COMPANY'S STOCKHOLDERS.


THE BUYOUT GROUP'S PURPOSE AND REASON FOR THE MERGER

     The Buyout Group's purpose for engaging in the transactions contemplated by the Merger Agreement is to acquire 100% ownership of the Company in a transaction in which the holders of Common Stock (other than River Acquisition, which will own shares of Common Stock contributed to it by the Buyout Group) would be entitled to have their equity interest in the Company extinguished in exchange for cash in the amount of $57.25 per share. Each member of the Buyout Group believes that such an acquisition is an attractive investment opportunity at this time based upon, among other things, the past performance of the Company and its future business prospects. The Buyout Group also considered the lack of liquidity of the Company's Common Stock and the control of a large block (nearly

50% of the outstanding shares) of Common Stock in the hands of the members of the Gabelli Group, and believes that this transaction provides liquidity to the Company's stockholders. The determination to proceed with the acquisition at this time would also, in the view of the Buyout Group, afford the Company's stockholders an opportunity to dispose of their shares at a premium over market prices prior to November 22, 1998. In addition, the Buyout Group noted that causing the Company to be closely held, and therefore no longer required to file periodic reports with the SEC, would enable management to focus to a greater degree on the creation of long term value by reducing management's commitment of resources with respect to procedural and compliance requirements of a public company, provide the Buyout Group with flexibility in dealing with the assets of the Company, and reduce costs associated with the Company's obligations and reporting requirements under the securities laws (for example, as a privately held entity, the Company would no longer be required to file quarterly and annual reports with the SEC or publish and distribute to its stockholders annual reports and proxy statements), which the members of the Buyout Group anticipate could result in savings of approximately $250,000 per year. The transactions contemplated by the Merger Agreement, however, will involve a substantial risk to the Buyout Group because of the large amount of indebtedness to be incurred in connection with the consummation of the Merger. See "SPECIAL FACTORS--Financing of the Merger."

     The acquisition of the entire equity interest in the Company was structured as a cash merger in order to accomplish the acquisition in a single step, without the necessity of financing separate purchases of shares in a tender offer or in open market purchases while at the same time not materially disrupting the Company's operations.

     The Buyout Group has concluded that the Merger, including the Merger Consideration of $57.25 per share in cash and the terms and conditions of the Merger Agreement, are fair to the Company and the holders of the Common Stock (other than River Acquisition and the Buyout Group) based upon the following factors: (i) the conclusions and recommendations of the Special Committee and the Board; (ii) the fact that the Special Committee, consisting of directors not affiliated with the members of the Buyout Group, had unanimously approved the Merger and recommended that stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby; (iii) the fact that the Merger Consideration and the other terms and conditions of the Merger Agreement were the result of arm's-length, good faith negotiations between the Special Committee and the Buyout Group and their respective advisors; (iv) the fact that Allen & Company issued an opinion to the Special Committee to the effect that, as of the date of such opinion, based upon and subject to various considerations, assumptions and limitations stated therein, the $57.25 per share in cash to be received in the Merger is fair to the holders of Common Stock (other than the stockholders of River Acquisition) from a financial point of view; (v) the fact that during the substantial period of time which would elapse between the announcement of the execution of the Merger Agreement and the consummation of the Merger following the Special Meeting to be held to vote upon the Merger, there would be more than sufficient time and opportunity for other persons to propose alternative transactions to the Merger, and that the terms of the Merger Agreement authorize the Company to (x) furnish or provide access to information concerning the Company to third parties who indicate in writing a willingness to make an acquisition proposal at a price in excess of the Merger Consideration and (y) terminate the Merger Agreement in order to permit the Company to enter into a business combination transaction with a third party; and (vi) the other factors referred to above as having been taken into account by the Special Committee and the Board, which the members of the Buyout Group adopt as their own (see "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee"). The Buyout Group also considered the ability of the Buyout Group to finance the Merger at the $57.25 per share price in cash. Although Lazard Freres generally assisted the Buyout Group in this transaction and, in particular, advised the Buyout Group on bidding and negotiating strategies, participated in negotiations with Allen & Company and analyzed the Company's projections and assumptions thereto, Lazard Freres did not deliver a fairness opinion as to the Merger Consideration and did not provide the Buyout Group with any reports, opinions or appraisals.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     The Special Committee retained Allen & Company to act as the Special Committee's financial advisor in connection with any proposals made by members of management to acquire shares of the

Company's Common Stock and other matters arising in connection therewith. Allen & Company was selected by the Special Committee based on Allen & Company's experience, expertise and long-standing familiarity with the Company and its businesses as the Company's financial advisor for more than the past ten years. Allen & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     At the meeting of the Special Committee held on November 22, 1998, Allen & Company rendered its oral opinion to the Special Committee that, as of such date, and based upon and subject to various considerations, assumptions and limitations set forth therein, the consideration to be paid to stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders (other than the stockholders of River Acquisition) from a financial point of view. Such opinion was subsequently confirmed in writing and is dated November 22, 1998. Except as set forth below, no limitations were imposed by the Special Committee upon Allen & Company with respect to the investigations made or procedures followed by it in rendering its opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF ALLEN & COMPANY DATED NOVEMBER 22, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE OPINION IN ITS ENTIRETY. ALLEN & COMPANY'S WRITTEN OPINION IS ADDRESSED TO THE SPECIAL COMMITTEE, IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE PAID PURSUANT TO THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF ALLEN & COMPANY SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Allen & Company considered, among other factors, (i) the terms of the proposed Merger Agreement and related documentation, which it noted did not include provision for a "break up" fee payable to River Acquisition; (ii) the nature of the operations and financial history of the Company, including discussions with the Company's senior management of the business and prospects of the Company relating to, among other things, the Company's operating budget and financial projections; (iii) the Company's filings with the SEC, including audited and unaudited financial statements for the Company; (iv) the historical price ranges and trading volumes for the Common Stock; (v) certain financial and stock market information for certain other companies in businesses related to those of the Company; (vi) certain financial information relating to certain merger and acquisition transactions involving companies in businesses related to those of the Company; and (vii) certain publicly available information relating to premiums paid in certain selected merger and acquisitions transactions. In addition to Allen & Company's review and analyses of the specific information set forth above, Allen & Company's opinion reflects and gives effect to its assessment of general economic, monetary, industry, regulatory, market and other conditions existing as of the date thereof as they may affect the business and prospects of the Company.

     The Allen & Company opinion reflects and gives effect to Allen & Company's general familiarity with the Company over a period of time, as well as information concerning the Company which Allen & Company acquired during the course of its assignment, including information provided by senior management in the course of a number of discussions. Allen & Company was not engaged to and did not, however, conduct an independent appraisal of the Company's assets, or independently verify the information concerning the Company's operations or other data which Allen & Company considered in its review. In rendering its opinion, Allen & Company relied upon and assumed the accuracy and completeness of all of the financial and other information that was available from public sources, that was provided by the Company or its representatives, or that was otherwise reviewed by Allen & Company. With respect to the financial projections provided by the Company's management, Allen & Company assumed that the financial projections had been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. In connection with rendering its opinion, Allen & Company was not authorized to solicit, and did not solicit, interest from any third party with respect to the Company or any of its assets.

     The Allen & Company opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Allen & Company as of, the date of its opinion. The following is a summary of the material analyses performed by Allen & Company in connection with its opinion and included in the presentation made by Allen & Company to the Special Committee:

     Discounted Cash Flow Analysis (Original Hudson LLC Projections). Allen & Company performed a discounted cash flow analysis of the Company valuing the Company's (i) 51% interest in Hudson LLC (including capitalizing the cost of the Company's corporate overhead), (ii) Preferred Units in Hudson LLC, (iii) interest in the Kohala Joint Venture (the "KJV Interest") and (iv) estimated cash in excess of working capital requirements. The discounted cash flow analysis was based upon financial projections for Hudson LLC's aviation services business for the nine months ending June 30, 1999 (derived from projections for the fiscal year ending June 30, 1999) and the fiscal years ending June 30, 2000 through June 30, 2003, prepared by the management of the Company in June 1998 (the "Original Hudson LLC Projections"). Unlevered free cash flow was calculated as Earnings Before Interest and Taxes ("EBIT") plus depreciation less capital expenditures, less increases in working capital, less taxes. Allen & Company calculated terminal values by applying a range of exit multiples to EBIT for the fiscal year ending June 30, 2003. The cash flow streams and terminal values were then discounted to present value using a range of discount rates, representing an estimated range of the Company's weighted average cost of capital. Based on this analysis, Allen & Company calculated the value of the Common Stock of the Company as ranging between $47.60 and $63.47 per share. Within this range, Allen & Company examined two different cases, one relatively conservative ("Case A") and one relatively aggressive ("Case B") in connection with the value of the Preferred Units, the KJV Interest and certain contingent liabilities. In Case A, Allen & Company calculated the value of the Common Stock as ranging between $47.60 and $54.81 per share. In Case B, Allen & Company calculated the value of the Common Stock as ranging between $56.25 and $63.47 per share.

     Discounted Cash Flow Analysis (Updated Hudson LLC Projections). In October 1998, the management of the Company completed, in the ordinary course of preparing Hudson LLC's operating budget for the fiscal year ending June 30, 1999, an update of the Original Hudson LLC Projections (the "Updated Hudson LLC Projections"). Utilizing the Updated Hudson LLC Projections and applying the same methodology described above, in Case A Allen & Company calculated the value of the Common Stock as ranging between $43.33 and $49.63 per share, and in Case B, Allen & Company calculated the value of the Common Stock as ranging between $51.98 and $58.29 per share.

     Multiple-based Valuation Analysis (Original Hudson LLC Projections). Allen & Company performed a valuation analysis of the Company by applying a range of multiples, 5.0x to 7.0x, to the Company's projected EBIT for the aviation services business for the fiscal year ending June 30, 1999. Based on this analysis, Allen & Company calculated the value of the Common Stock as ranging between $44.96 and $59.59 per share. In Case A, Allen & Company calculated the value of the Common Stock as ranging between $44.96 and $50.94 per share. In Case B, Allen & Company calculated the value of the Common Stock as ranging between $53.61 and $59.59 per share.

     Multiple-based Valuation Analysis (Updated Hudson LLC Projections). Allen & Company also performed a multiple-based valuation analysis of the Company as described above utilizing the Updated Hudson LLC Projections. Based on this analysis, Allen & Company calculated the value of the Common Stock as ranging between $42.93 and $56.76 per share. In Case A, Allen & Company calculated the value of the Common Stock as ranging between $42.93 and $48.10 per share. In Case B, Allen & Company calculated the value of the Common Stock as ranging between $51.59 and $56.76 per share.

     Public Company Analysis. Allen & Company compared certain financial information of the Company with that of a group of publicly traded companies involved in the aviation services business, including Alpha Airports Group, ITS, Inc. and Mercury Air Group, Inc. (the "Public Companies"). Allen & Company found substantial differences between the operations of the Company on the one hand and the operations of the Public Companies on the other hand. Allen & Company noted that as of November 19, 1998, the Public Companies traded at a range of 3.0x to 7.9x latest twelve months ("LTM") earnings, and had enterprise value (equity value plus debt minus cash) multiples ranging from 3.8x to 7.0x LTM EBIT.

     Related Transaction Analysis. Allen & Company considered certain financial information relating to two merger and acquisition transactions involving companies in businesses related to those of the Company. Allen & Company found substantial differences between the operations of the Company on the one hand and the operations of such other companies on the other hand. Allen & Company noted that the transaction values in such related transactions represented multiples of 10.3x and 11.5x LTM EBIT, respectively.

     No company utilized in the public company or related transaction analyses is identical to the Company. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in the financial and operating characteristics of the Company relative to other companies to which it may be compared.

     Public Acquisition Premium Analysis. Allen & Company compared the offer price of $57.25 per share to the closing market price of the Common Stock on
(i) November 19, 1998, the day immediately preceding the date of Allen & Company's presentation to the Special Committee (the "Allen & Company Presentation"), (ii) November 12, 1998, the date one week preceding the day before the Allen & Company Presentation, and (iii) October 19, 1998, the date one month preceding the day before the Allen & Company Presentation. Allen & Company calculated that the offer price of $57.25 per share in cash represented premiums of 6.8%, 4.1% and 17.4%, respectively, relative to the Common Stock price on those three dates. Allen & Company also examined (i) acquisitions generally of public companies, and (ii) management/leveraged buyout transactions of public companies with transaction values ranging from $50 to $200 million from October 1, 1996 through November 19, 1998. Allen & Company calculated that for acquisitions generally, the offer prices relative to the stock prices of the acquired companies one day before announcement of the transaction represented mean and median premiums of 30.4% and 24.0%, respectively; one week before announcement, 38.2% and 31.9%, respectively; and one month before announcement, 46.2% and 35.7%, respectively. For management/leveraged buyouts, Allen & Company calculated the one-day mean and median acquisition premiums as 23.9% and 25.9%, respectively; the one-week premiums as 22.2% and 25.0%, respectively; and the one-month premiums as 27.2% and 23.6% respectively.

     Common Stock Price/Volume Analysis. Allen & Company reviewed the price of the Common Stock over the last six months and the last five years. Allen & Company noted that from May 19, 1998 through November 19, 1998, the Common Stock's closing prices had been in the range of $47.63 to $55.25 per share and, from November 19, 1993 through November 19, 1998, the Common Stock's closing prices had been in the range of $12.38 to $55.25 per share. Allen & Company further noted that, as of such date, the offer price of $57.25 per share exceeded the Common Stock's six-month, five-year and all-time highs. Allen & Company also reviewed the trading volume of the Common Stock from November 19, 1993 through November 19, 1998, calculating the average daily volume over the last five years as 2,081 shares and the average daily volume from October 19, 1998 through November 19, 1998 as 564 shares. Allen & Company noted that the Common Stock's trading volume historically has been low and has progressively gotten lower as the price of the Common Stock has risen.

     The summary set forth above does not purport to be a complete description of the analyses performed by Allen & Company, but describes, in summary form, the material elements of the analyses performed by Allen & Company in connection with its opinion and included in the presentation made by Allen & Company to the Special Committee. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis to be applied to particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Allen & Company was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Allen & Company did not conclude whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness of the Merger Consideration from a financial point of view. Rather, in reaching its conclusion, Allen & Company considered the results of each analysis in light of each other and ultimately reached its opinion based on the results of its analyses taken as a whole. Allen & Company did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Allen & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. The analyses performed by Allen & Company are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by such analyses. In its analyses, Allen & Company made numerous assumptions with respect to the Company, industry performance, regulatory, general business, economic, tax, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in such analyses as a comparison is identical to the Company or the proposed Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses.

     The Company and Allen & Company are parties to a letter agreement dated February 16, 1988, as most recently amended on July 1, 1998 (the "Engagement Letter"). The Engagement Letter provides that the Company pay Allen & Company a fee of two percent of the consideration (as defined below) if a sale involving the Company occurs on or before December 31, 1999 or within six months of the date of the expiration of the Engagement Letter if the Company is sold to certain parties. Upon the consummation of the Merger, the Company will pay Allen & Company a fee of approximately $721,000.

     The Engagement Letter defines "consideration" as the sum of the following received by the Company, its stockholders or holders of options and warrants to acquire Common Stock: (i) the cash, market value of marketable securities or interests, and fair market value of unmarketable equity securities or interests received from an acquiring party, plus (ii) face amount of straight and convertible debt instruments or obligations issued or issuable from an acquiring party, less a portion of (iii) the lesser of (A) the sum of (x) the cash ultimately received by the Company from LAGS (USA) as a result of the transaction consummated between the Company and LAGS on June 1, 1996, and (y) the cash and any preferred interest in Hudson LLC received by the Company as a result of the exercise by LAGS (USA) of its option to purchase up to an additional 23% interest in Hudson LLC, reduced by any extraordinary cash distribution made by the Company to the Company's stockholders after the date of the Engagement Letter to the day the sale of the Company is completed, or
(B) the sum of (x) cash and cash equivalents, (y) short term advances to Hudson LLC and (z) any preferred interest in Hudson LLC, as such amounts in subclauses
(x), (y) and (z) of clause (B) are included in the Company's balance sheet on the day the sale of the Company is completed.

     The Engagement Letter provides that in the event the Company engages in a transaction (such as the Merger) which results in the directors and executive officers of the Company owning a majority of the Company's shares, then Allen & Company will not be entitled to any fee or compensation related to the sale of any shares of Common Stock which (i) are beneficially owned by the Buyout Group or members of their families and (ii) are not acquired by or transferred to the Company or another entity either (x) on the same basis and at the same time as shares held by the Company's public stockholders or (y) within one year following the consummation of the transaction in which shares held by the public stockholders of the Company were acquired.

     The Engagement Letter also provides that the Company will reimburse Allen & Company for its out-of-pocket expenses and will indemnify Allen & Company and its affiliates from and against certain liabilities.


     In November 1998, in connection with the exercise by LAGS (USA) of its option to increase its interest in Hudson LLC from 26% to 49%, Allen & Company received a fee from the Company of $593,000.


     Allen & Company has in the past rendered other financial advisory services to the Company for which it has received customary compensation. In addition, Stanley S. Shuman, a Managing Director of Allen & Company, also serves as a director of the Company.


CERTAIN PROJECTIONS


     In June 1998, the Company's management prepared projections relating to the Company's future operating performance which included the Original Hudson LLC Projections, the Company's interest in the Kohala Joint Venture and the exercise by LAGS (USA) of its option to increase its interest in Hudson LLC from 26% to 49% (the "Original Projections"). In October 1998, as a result of the management of the Company completing, in the ordinary course, the preparation of Hudson LLC's operating budget for the fiscal year ending June 30, 1999, an update of its Original Projections was made for the fiscal years ending June 30, 1999 through June 30, 2005 (the "Updated Projections"). The Updated Projections included the Updated Hudson LLC Projections. The Company does not as a matter of course make public forecasts as to future operations and the Original Projections and Updated Projections set forth below are included in this Proxy Statement only because such information was provided to
(i) BankBoston N.A., European American Bank, The Chase Manhattan Bank and BancBoston Robertson Stephens Inc. in connection with the issuance of the Commitment Letter and (ii) Allen & Company in connection with its valuation analyses.


     THE PROJECTED FINANCIAL INFORMATION SET FORTH BELOW NECESSARILY REFLECTS NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND THE COMPANY'S CONTROL, AND DOES NOT TAKE INTO ACCOUNT ANY CHANGES TO THE COMPANY'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE MERGER. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE PROJECTED FINANCIAL INFORMATION WILL BE VALID, AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY, THE BUYOUT GROUP OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF THE COMPANY OR THE BUYOUT GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTED FINANCIAL INFORMATION, AND THE COMPANY HAS MADE NO REPRESENTATIONS REGARDING SUCH INFORMATION. SIGNIFICANT ASSUMPTIONS USED IN DEVELOPING THE PROJECTIONS ARE DISCUSSED FOLLOWING THE TABLES BELOW AND SHOULD BE CAREFULLY REVIEWED.


     THE PROJECTED FINANCIAL INFORMATION SET FORTH BELOW HAS NOT BEEN COMPILED OR EXAMINED BY KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS, PURSUANT TO THE STANDARDS ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, AND KPMG PEAT MARWICK LLP HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH PROJECTED FINANCIAL INFORMATION.

     Set forth below is a summary of the Original Projections. Except as specifically referenced in the assumptions set forth below, neither the Original Projections nor the Updated Projections give effect to the Merger.


                                                                        YEARS ENDING JUNE 30,
                                                ---------------------------------------------------------------------
                                                   1999      2000      2001      2002      2003      2004      2005
                                                --------- --------- --------- --------- --------- --------- ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Revenues ......................................  $3,797    $4,611    $ 4,806   $ 5,040   $ 5,325   $ 5,647   $ 5,995
                                                 ------    ------    -------   -------   -------   -------   -------
Operating Costs:
 Depreciation and Amortization ................     520       450        393       343       304       271       173
 Interest .....................................       0         0          0         0         0         0         0
 Selling, General and Administrative Costs.....   1,556     1,532      1,502     1,466     1,422     1,372     1,314
                                                 ------    ------    -------   -------   -------   -------   -------
   Total Costs and Expenses ...................   2,076     1,982      1,895     1,809     1,726     1,643     1,487
                                                 ------    ------    -------   -------   -------   -------   -------
Company Earnings Before Income Taxes ..........   1,721     2,629      2,911     3,231     3,599     4,004     4,508
Gain on Disposal of Interest in Kohala Joint
 Venture ......................................      94         0          0         0         0         0         0
Equity in Earnings of Hudson LLC ..............   6,706     7,270      7,847     8,324     8,839     9,337     9,877
                                                 ------    ------    -------   -------   -------   -------   -------
Earnings Before Income Taxes ..................   8,521     9,899     10,758    11,555    12,438    13,341    14,385
Income Taxes ..................................   3,248     3,804      4,141     4,451     4,796     5,149     5,559
                                                 ------    ------    -------   -------   -------   -------   -------
Net Earnings ..................................   5,273     6,095      6,617     7,104     7,642     8,192     8,826
                                                 ======    ======    =======   =======   =======   =======   =======
Earnings Per Share (Basic) ....................  $ 2.96    $ 3.42    $  3.71   $  3.99   $  4.29   $  4.60   $  4.95
                                                 ======    ======    =======   =======   =======   =======   =======

The following sets forth the material assumptions used in the preparation of the Original Projections:

(1) The Original Projections do not reflect financial or accounting effects of the Merger except for the cost savings referred to in paragraph (6) below and except that regular dividends are not included.

(2) The Original Projections use fiscal 1999 estimated results as the base year. Such fiscal 1999 results were based upon expected actual results for fiscal 1998 and adjusted for known or expected variances between fiscal 1999 and fiscal 1998. Expected actual results for fiscal 1998 were determined based upon actual results for the eight months ended February 28, 1998 and anticipated results for the four months ending June 30, 1998.

(3) The Original Projections assume that the United States and Canadian aviation services business of Hudson LLC will experience revenue growth of 5% and 3% per annum, respectively, in the years subsequent to fiscal 1999. The Original Projections also assume a modest improvement in operating margins of the aviation services business of Hudson LLC and a normal level of capital expenditures.

(4) For purposes of the Original Projections it was assumed that the Company would dispose of its interest in the Kohala Joint Venture in Hawaii for a cash price of $5.0 million on July 1, 1998, and accordingly, the Original Projections do not reflect any operating results of the Kohala Joint Venture for fiscal 1999, but do reflect a net gain of approximately $94,000 in fiscal 1999.

(5) The Original Projections assume that LAGS (USA) exercises its option to acquire an additional 23% interest in Hudson LLC during fiscal 1999 for a cash exercise price (net of taxes) of approximately $17.2 million.

(6) The Original Projections assume an increase in Selling, General and Administrative Costs of 3% annually, which are reduced by $1.0 million for each year of the Original Projections representing $250,000 of savings anticipated by virtue of the Company not being publicly held and $750,000 related to reductions in senior executive cash compensation if the Merger is consummated. The Original Projections also assume an investment interest return of 5.5% per annum. In addition, the overhead fee charged by the Company to Hudson LLC is included as a reduction to Selling, General and Administrative Costs rather than as Revenues, and interest income is included in Revenues.

(7) The Original Projections assume that Hudson LLC will pay annual distributions to its members equal to the sum of 90% of its domestic net income and 60% of its Canadian pre-tax earnings.


     In October 1998, the Company's management, as a result of Hudson LLC's normal annual budgeting and planning process, completed the preparation of the Updated Projections. The Updated Projections, among other things, showed lower results for the aviation services business than the Original Projections due to increased labor costs in Hudson LLC's operations at certain locations, the loss of certain contracts and increased competitive pricing pressures in Hudson LLC's business, which lower results are reflected in the line item of "Equity in Earnings of Hudson LLC." Allen & Company reviewed the Updated Projections in preparing its financial presentation to the Special Committee. Set forth below is a summary of the Updated Projections.



                                                                         YEARS ENDING JUNE 30,
                                                -----------------------------------------------------------------------
                                                    1999       2000      2001      2002      2003      2004      2005
                                                ----------- --------- --------- --------- --------- --------- ---------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Revenues ......................................  $  3,828    $4,649    $4,794    $5,193    $ 5,648   $ 5,924   $ 6,224
                                                 --------    ------    ------    ------    -------   -------   -------
Operating Costs:
 Depreciation and Amortization ................       520       450       393       343        304       271       173
 Interest .....................................         0         0         0         0          0         0         0
 Selling, General and Administrative Costs.....     2,556     2,532     2,502     2,466      2,422     2,372     2,314
                                                 --------    ------    ------    ------    -------   -------   -------
   Total Costs and Expenses ...................     3,076     2,982     2,895     2,809      2,726     2,643     2,487
                                                 --------    ------    ------    ------    -------   -------   -------
Company Earnings Before Income Taxes ..........       752     1,667     1,899     2,384      2,922     3,281     3,737
Loss on Disposal of Interest in Kohala Joint
 Venture ......................................    (3,906)        0         0         0          0         0         0
Equity in Earnings of Hudson LLC ..............     5,967     6,471     7,006     7,444      7,910     8,353     8,833
                                                 --------    ------    ------    ------    -------   -------   -------
Earnings Before Income Taxes ..................     2,813     8,138     8,905     9,828     10,832    11,634    12,570
Income Taxes ..................................       856     3,066     3,364     3,727      4,122     4,433     4,799
                                                 --------    ------    ------    ------    -------   -------   -------
Net Earnings ..................................     1,957     5,072     5,541     6,101      6,710     7,201     7,771
                                                 ========    ======    ======    ======    =======   =======   =======
Earnings Per Share (Basic) ....................  $   1.10    $ 2.85    $ 3.11    $ 3.42    $  3.77   $  4.04   $  4.36
                                                 ========    ======    ======    ======    =======   =======   =======

The following sets forth the material assumptions used in the preparation of the Updated Projections:

(1) The Updated Projections do not reflect financial or accounting effects of the Merger except that regular dividends are not included.

(2) The Updated Projections use fiscal 1999 estimated results as the base year. Such fiscal 1999 results were developed during the normal annual budget process.

(3) The Updated Projections assume that the United States and Canadian aviation services business of Hudson LLC will experience revenue growth of 5% and 3% per annum, respectively, in the years subsequent to fiscal 1999. The Updated Projections also assume a modest improvement in operating margins of the aviation services business of Hudson LLC and a normal level of capital expenditures.

(4) For purposes of the Updated Projections it was assumed that the Company would dispose of its interest in the Kohala Joint Venture in Hawaii for a cash price of $1.0 million on July 1, 1998, and accordingly, the Updated Projections do not reflect any operating results for fiscal 1999, but do reflect a net loss of approximately $3.9 million in fiscal 1999.

(5) The Updated Projections assume that LAGS (USA) exercises its option to acquire an additional 23% interest in Hudson LLC during fiscal 1999. The exercise price of approximately $29.6 million is paid to Hudson LLC and the Company receives Preferred Units in Hudson LLC with an aggregate value of $29.6 million. The Updated Projections also assume that the Preferred Units will be redeemed at full value during fiscal 2002. LAGS
      (USA) controls the redemption of the Preferred Units and therefore such redemption cannot be assured. Such Preferred Units are assumed to receive a fixed distribution of 4% per annum.

(6) The Updated Projections assume an increase in Selling, General and Administrative Costs of 3% annually and assume an investment interest return of 5.5% per annum. In addition, the overhead fee charged by the Company to Hudson LLC is included as a reduction to Selling, General and Administrative Costs rather than as Revenues, and interest income is included as Revenues. In contrast to the Original Projections, Selling, General and Administrative Costs in the Updated Projections are not reduced by $1.0 million for each year of the projections, representing $250,000 of savings anticipated by virtue of the Company not being publicly held and $750,000 related to reductions in senior executive cash compensation if the Merger is consummated.

(7) The Updated Projections assume that Hudson LLC will pay annual distributions to its members equal to the sum of 90% of its domestic net income and 60% of its Canadian pre-tax earnings.


FORWARD-LOOKING INFORMATION

     This Proxy Statement contains or incorporates by reference certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to the Company. Forward-looking statements include the information set forth above concerning the Original Projections and the Updated Projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan" and "intend" and similar expressions, as they relate to the Company or its management are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in business strategy, loss or non-renewal of service or other contracts, mild winter weather conditions, competitive labor market, fluctuation in United States and Canadian currency exchange rates, and various other factors, both referenced and not referenced in this Proxy Statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, planned or intended. The Company does not intend, or assume any obligation, to update these forward-looking statements.


CERTAIN EFFECTS OF THE MERGER

     If the Merger is consummated, the holders of the Common Stock will no longer have any interest in, and will not be stockholders of, the Company and, therefore, will not benefit from any future earnings or growth of the Company or benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in value of the Company. Instead, each stockholder will have the right to receive upon consummation of the Merger $57.25 in cash for each share of Common Stock held (other than Common Stock held (i) in the treasury of the Company or by any of its wholly-owned subsidiaries, (ii) by River Acquisition, or (iii) by Dissenting Stockholders). The benefit to the holders of Common Stock of the transaction is the payment of a premium, in cash, above the market value for such stock prior to the announcement of the transaction. This cash payment assures that all stockholders will receive the same amount for their shares, rather than taking the risks associated with attempting to sell their shares in the open market. The detriment to such holders is their inability to participate as continuing stockholders in the possible future growth of the Company. If the Merger is consummated, the Buyout Group will hold the entire equity interest in the Company not already owned by the members of the Buyout Group and the Buyout Group will benefit from any future earnings or growth of the Company and any increases in value of the Company; however, the Buyout Group will also bear the risk of any decreases in value of the Company and will bear the risks associated with the significant amount of debt to be incurred by the Company in connection with the Merger. In addition, because the Company will be closely held and cease to be publicly traded, the Buyout Group believes that it may be able to focus on the increase in the long term value of the Company to a greater degree by reducing management's commitment of resources with respect to procedural and compliance requirements of a public company. The Buyout Group will bear the risks associated with the lack of liquidity in its investment in the Company.

     The Common Stock is currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Merger, the Common Stock will be delisted from the American Stock Exchange, the registration of the Common Stock under the Exchange Act will be terminated, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act, and its officers, directors and beneficial owners of more than 10% of the Common Stock will be relieved of the reporting requirements and "short-swing" trading provisions under Section 16 of the Exchange Act. Further, the Company will no longer be subject to periodic reporting requirements of the Exchange Act and will cease filing information with SEC. Accordingly, less information will be required to be made publicly available than presently is the case.

     The directors of River Acquisition immediately prior to the Effective Time (as defined below) of the Merger will be the directors of the Surviving Corporation immediately after the Merger. Messrs. Langner and Segal are the current directors of River Acquisition and no determination has been made as to whether additional persons will be invited to join the Board of Directors of the Surviving Corporation following the Merger. The officers of the Company immediately prior to the Effective Time of the Merger will be the officers of the Surviving Corporation immediately after the Merger. The certificate of incorporation of the Company immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation until thereafter amended and the bylaws of River Acquisition immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until thereafter amended.


PLANS FOR THE COMPANY AFTER THE MERGER

     The Buyout Group expects that the business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by the Company and its subsidiaries. The Buyout Group does not currently intend to dispose of any assets of the Surviving Corporation, other than in the ordinary course of business. The Buyout Group may, from time to time, evaluate and review the Surviving Corporation's businesses, operations and properties and make such changes as are deemed appropriate.

     Except as described in this Proxy Statement, none of the Buyout Group, River Acquisition or the Company has any present plans or proposals involving the Company or its subsidiaries which relate to or would result in an extraordinary corporate transaction such as a merger, reorganization, or liquidation, or a sale or transfer of a material amount of assets, or any material change in the present dividend policy, indebtedness or capitalization, or any other material change in the Company's corporate structure or business except that following the Merger the Buyout Group does not intend to continue the Company's regular semi-annual payment of dividends. However, the Buyout Group and River Acquisition will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation's business, corporate structure, capitalization, management or dividend policy which they consider to be in the best interests of the Surviving Corporation and its stockholders. Neither the Company nor the Buyout Group have formulated any specific plans regarding repayment of the indebtedness incurred in connection with the Merger; however, such persons anticipate that such indebtedness will be repaid primarily with or by means of cash from the operations of the business of the Company (including distributions from Hudson LLC), or such other means as the Company and the Buyout Group may determine in their sole discretion.


CONDUCT OF THE BUSINESS OF THE COMPANY IF THE MERGER IS NOT CONSUMMATED

     If the Merger is not consummated, the Board expects that the Company's current management will continue to operate the Company's business substantially as presently operated.


INTERESTS OF CERTAIN PERSONS IN THE MERGER; CERTAIN RELATIONSHIPS

     In considering the recommendation of the Special Committee and the Board with respect to the Merger, stockholders should be aware that certain members of the Board and of the Company's management have interests that may present them with actual, potential or the appearance of potential conflicts of interest in connection with the Merger. The Special Committee and the Board were aware of these potential or actual conflicts of interest and considered them along with other matters described under "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger."

     The members of the Buyout Group beneficially own an aggregate of 329,270 shares of Common Stock, representing approximately 18.9% of the total outstanding shares of Common Stock. In addition, the members of the Buyout Group hold Options to purchase an aggregate of 34,700 shares of Common Stock at exercise prices ranging from $14.79 to $19.88 per share.

     The members of the Buyout Group currently contemplate that immediately prior to the Merger each of them will contribute to River Acquisition all of the shares of Common Stock beneficially owned by them. Assuming that such equity contributions are made to River Acquisition, upon consummation of the Merger, Messrs. Langner and Segal will collectively own approximately 75.1% of the outstanding common stock of the Surviving Corporation and the other members of the Buyout Group will own, in the aggregate, approximately 24.9% of the Surviving Corporation's outstanding common stock. Such ownership will arise from the conversion, upon the consummation of the Merger, of all of the outstanding shares of common stock of River Acquisition into all of the outstanding shares of common stock of the Surviving Corporation. The Options to acquire shares of Common Stock of the Company held by members of the Buyout Group are expected to be converted into options to acquire common stock of the Surviving Corporation on terms which have not yet been determined.

     Pursuant to the Commitment Letter, River Acquisition is required to have a minimum capitalization of at least 245,000 shares of Common Stock of the Company plus an additional 35,000 shares and/or retained Options equivalent to shares of Common Stock. In the event that any shares of Common Stock beneficially owned by members of the Buyout Group are not contributed to River Acquisition prior to consummation of the Merger, such shares will be subject to cancellation in the Merger in exchange for the Merger Consideration. In the event that Options held by members of the Buyout Group are not converted into options to acquire common stock of the Surviving Corporation, any such option holders will be entitled to receive an amount in cash equal to the difference between the Merger Consideration and the applicable Option exercise price multiplied by the number of Options being cashed out in the Merger by such holder. See "THE MERGER AGREEMENT--Treatment of Options" and "SECURITIES OWNERSHIP--Beneficial Ownership of Common Stock by Certain Parties Related to the Company or the Buyout Group." Under the terms of the Merger Agreement, the current officers of the Company will be the officers of the Surviving Corporation following consummation of the Merger.

     The Buyout Group has not yet formulated definitive plans regarding certain arrangements to be made among the members of the Buyout Group and other members of the Company's management. It is currently anticipated that such arrangements would include an agreement among Messrs. Langner, Segal and certain other members of the Buyout Group regarding the management and control of the Surviving Corporation, the creation of certain rights of first refusal concerning dispositions of the shares of common stock of the Surviving Corporation owned by members of the Buyout Group, the creation of certain equity or equity-based incentives for certain members of management, and related stockholder arrangements.

     The Merger Agreement provides that the current directors of River Acquisition shall be the directors of the Surviving Corporation immediately after the Merger. Messrs. Langner and Segal are the current directors of River Acquisition and no determination has been made as to whether additional persons will be invited to join the Board of Directors of the Surviving Corporation following the Merger.

     The Merger Agreement provides that the Surviving Corporation will, from and after the Effective Time, indemnify, defend and hold harmless the present and former officers and directors of the Company in connection with any claims relating to such person serving as a director, officer, employee or agent of the Company or at the request of the Company and any other entity to the full extent permitted under Delaware law, the Company's certificate of incorporation, bylaws or indemnification agreements in effect on the date of the Merger Agreement. In addition, the Surviving Corporation will, for a period of six years, maintain all rights to indemnification and limitations on liability in favor of such officers and directors to the same extent and upon the terms and conditions provided in the Company's certificate of incorporation and bylaws as in effect on the date of the Merger Agreement, and to the extent such rights are consistent with the Delaware General Corporation Law (the "DGCL") against certain losses and expenses in connection with claims based on the fact that such person was an officer or director of the Company. The Merger Agreement also provides that the Surviving Corporation will maintain its existing policies of officers' and directors' liability insurance for a period of six years after the Effective Time, subject to certain limitations. See "THE MERGER AGREEMENT--Indemnification and Insurance."

     Each member of the Buyout Group who is an officer of the Company other than Mr. Segal (each such person, an "Executive") is party to an employment agreement (each, an "Employment Agreement") and a severance agreement (each, a "Severance Agreement") with the Company. Upon the occurrence of a

"Change in Control" (as such term is defined in the Employment Agreement), the Employment Agreements will terminate, and all rights and obligations with respect to the Executives' employment will thereafter be governed by the Severance Agreements. Pursuant to the terms of the Severance Agreements, if an Executive's employment with the Company is terminated other than by reason of death, retirement, disability or Cause (as defined in the Severance Agreements), or the Executive terminates his employment for Good Reason (as defined in the Severance Agreements), in each case within a period of 48 months (in the case of Messrs. Langner, Rubin, Pollack and Rieder), 36 months (in the case of Messrs. DiBenedetto, Regenstein and Rockowitz) or 24 months (in the case of Messrs. Daloia and Satinskas) following a "change in control of the Company" (such termination, a "Termination"), the Executive will be entitled to receive: (i) a lump sum cash payment equal to a specified multiple (three in the case of Messrs. Langner, Rubin, Pollack and Rieder; two in the case of Messrs. Daloia, DiBenedetto, Regenstein, Rockowitz and Satinskas) of the Executive's average Compensation (as defined in the Severance Agreements) for the five years prior to Termination, (ii) life, disability, accident and health insurance benefits for 36 months (24 months in the case of Messrs. Daloia, DiBenedetto, Regenstein, Rockowitz and Satinskas), (iii) a lump sum cash payment in respect of any then-outstanding Options and stock appreciation rights held by the Executive and (iv) a lump sum cash payment equal to the present value of the additional retirement benefit that the Executive would have earned under the Company's pension plan if the Executive had remained employed by the Company until the expiration date of the Executive's Employment Agreement. Except in the case of Mr. Langner, any payment or benefit received by an Executive in connection with a change in control of the Company or the Executive's termination of employment will be reduced to the extent that such payment would not be deductible by the Company pursuant to Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). With respect to Mr. Langner, the Company is obligated to pay him an additional amount to compensate him for the impact of the excise tax imposed by Section 4999 of the Code (the "Tax Payment") (including the impact of such excise tax and any federal, state and local income taxes on the Tax Payment itself). Shareholder approval of the Merger will constitute a "Change in Control" for purposes of the Employment Agreements and a "change in control of the Company" for purposes of the Severance Agreements. If the employment of Messrs. Langner, Rubin, Pollack, Daloia, DiBenedetto, Regenstein, Rieder, Rockowitz and Satinskas terminates following stockholder approval of the Merger under circumstances resulting in severance payments, they would be entitled to receive approximately $2,185,000 (including the Tax Payment described above), $1,461,000, $1,453,000, $497,000, $684,000, $524,000, $1,169,000, $624,000 and $473,000, respectively, pursuant to the Severance Agreements (other than payments in respect of Options or cost of health benefits). In addition to the members of the Buyout Group who have Severance Agreements as discussed above, one employee of the Company and certain employees of Hudson LLC also are parties to Severance Agreements. If the employment of such employee of the Company and such employees of Hudson LLC terminates following stockholder approval of the Merger under circumstances resulting in severance payments, such employee of the Company would be entitled to receive approximately $230,000 and such employees of Hudson LLC would be entitled to receive aggregate amounts of approximately $829,000.


ACCOUNTING TREATMENT

     The cash paid to repurchase the Company's outstanding Common Stock will be accounted for as a treasury stock transaction, since the Merger will not constitute a business combination. Because certain existing shareholders of the Company prior to the Merger will continue to own more than 5% of the outstanding voting common stock after the transaction, "push-down" accounting by the Buyout Group is not required. Accordingly, the historical cost basis of the Company's assets and liabilities will be carried forward to the Surviving Corporation in the Merger, with the aggregate cash paid to repurchase the Company's outstanding Common Stock being accounted for as a reduction of stockholders' equity. The cash paid to repurchase and cancel outstanding Options will be accounted for as compensation expense.


FINANCING OF THE MERGER

     The total amount of funds required by River Acquisition to pay the aggregate Merger Consideration due to stockholders and option holders of the Company at the closing of the Merger, assuming the

Options of all executive officers of the Company (other than those held by members of the Buyout Group) are cashed out in the Merger and there are no Dissenting Stockholders, is expected to be approximately $81.1 million. In addition, River Acquisition will require approximately $3.2 million to pay other expenses and costs incurred by River Acquisition relating to the transactions and for other general corporate purposes. In addition, the Company will require approximately $2.4 million to pay the Company's expenses and costs relating to the transaction. The proceeds to pay the Merger Consideration and related costs and expenses of the transaction will be obtained from new senior secured revolving credit facilities (described below) and cash on hand at the Company.

     On November 22, 1998, River Acquisition delivered the Commitment Letter to the Company. Pursuant to the Commitment Letter, but subject to the conditions set forth therein, (i) BankBoston, N.A. ("BKB") has agreed to act as administrative agent (in such capacity, the "Agent") on its own behalf and on behalf of European American Bank ("EAB") and The Chase Manhattan Bank ("Chase" and together with BKB and EAB, the "Initial Lenders") for the proposed senior secured revolving credit and term loan facilities aggregating up to approximately $50,000,000 (collectively, the "Facilities"), including two term loan tranches of $37,500,000 and $7,500,000, respectively, and a revolving credit facility of $5,000,000, for the purpose of providing a portion of the financing for the Merger, (ii) each of the Initial Lenders has agreed to participate on a several, ratable basis for 50%, 25% and 25%, respectively, of the full amount of the Facilities and (iii) BancBoston Robertson Stephens Inc. (the "Arranger" and together with the Initial Lenders, the "BKB Group") has agreed to act as the exclusive arrangement agent and arranger of the Facilities. The BKB Group may syndicate a portion of the Facilities to other banks or financial institutions (together with the Initial Lenders, the "Lenders"). The proceeds of the Facilities will be used (i) to pay a portion of the Merger Consideration, (ii) to pay expenses of the Merger and (iii) for working capital and general corporate purposes, including the repurchase of employee-owned stock options. The BKB Group's obligations under the Commitment Letter are subject to, among other things, (i) the negotiation and execution of a definitive credit agreement in respect of the Facilities (the "Credit Agreement") and related documents that are satisfactory in form and substance to the BKB Group and River Acquisition, (ii) the absence of any material adverse change (from that described to the BKB Group in the information previously provided to the BKB Group) in the assets, business, condition (financial or otherwise) or prospects of the Company, River Acquisition and their respective subsidiaries, that would impact the ability of any such entity to perform its respective obligations described in the Commitment Letter, (iii) the absence of any material misstatements or omissions from the materials provided by River Acquisition to the BKB Group for their review in connection with the transactions contemplated by the Commitment Letter and (iv) the absence of any changes in governmental regulation or policy materially and adversely affecting the ability of the Initial Lenders to perform their respective duties as described in the Commitment Letter or otherwise provide financing in connection with the Merger.

     The Commitment Letter contemplates that the definitive Credit Agreement will contain terms and conditions which are customary in transactions of this type, including, without limitation, the following:

     Borrower. The initial borrower under the Facilities will be River Acquisition. Upon the consummation of the Merger, the Company, as the surviving corporation in the Merger, will become the obligor under the Credit Agreement. The obligor under the Credit Agreement at any particular time is referred to as the "Borrower."

     Interest Rate. Amounts outstanding under the Facilities will bear interest, at the option of the Borrower, at a rate per annum equal to either:
(i) the London interbank offered rate (adjusted for actual reserves)("LIBOR") or (ii) the Alternate Base Rate, in each case, plus the Applicable Margin. The "Alternate Base Rate" or "ABR" is defined as the higher of (x) the Agent's Base Rate as publicly announced from time to time, and (y) 0.50% plus the federal funds rate.

     The Applicable Margin (ranging from 2.25% to 3.00% for LIBOR loans and from 0.25% to 1.00% for ABR loans) with respect to ABR and LIBOR loans under the revolving credit facility and $37,500,000 term loan tranche will be based upon the ratio of adjusted EBITDA to Interest (each as defined). The Applicable Margin for the $7,500,000 term loan tranche is fixed at 3.50% for LIBOR loans and 1.50% for ABR loans.

     Term. Borrowings under the Facilities will be amortized, and commitments with respect to drawings under the Facilities will be correspondingly reduced, over the five and six year terms of the Facilities in accordance with an agreed schedule.

     Guarantors. All of the Borrower's obligations under the Facilities will be fully and unconditionally guaranteed by all direct and indirect present and future subsidiaries of the Borrower (collectively, the "Guarantors") other than Hudson LLC, Hudson Kohala Inc. and certain other non-operating subsidiaries (collectively, the "Excluded Subsidiaries").

     Security. The Facilities will be secured by a first priority security interest in (i) all of the stock of the Borrower and its subsidiaries (excluding the Excluded Subsidiaries) and (ii) all tangible and intangible assets of the Borrower and its subsidiaries (excluding the Excluded Subsidiaries), including any common or preferential ownership units in Hudson LLC.

     Conditions. The obligations of the Lender under the Credit Agreement to provide the initial advances pursuant to the Facilities will be subject to usual and customary conditions for credit facilities of that size, type and purpose, including, without limitation, the following: (i) no material adverse change in the condition (financial or otherwise), operations, assets, and/or income of the Borrower, of the Company, of the Borrower and its subsidiaries taken as a whole, or of the Company and its subsidiaries taken as a whole; (ii) delivery by the Borrower of unaudited consolidated financial statements of the Company and its subsidiaries for the period ended December 31, 1998, which shall be reasonably satisfactory to the Agent and the Lenders; (iii) absence of material litigation; (iv) no material adverse change in the financial projections previously furnished by River Acquisition to the Agent, the Lenders and the Arranger; (v) minimum cash of the Borrower of not less than approximately $44,600,000 (or such greater amount as is necessary to complete the Merger if fees and expenses incurred in connection therewith exceed those assumed in the calculation of the aggregate amount of the Facilities); (vi) the contemporaneous closing of the $20,000,000 senior secured revolving credit facility (the "LLC Facility") for Hudson LLC pursuant to the terms and conditions set forth in the separate commitment letter among the BKB Group and River Acquisition relating to the LLC Facility; (vii) consummation of the Merger in a manner satisfactory to the Agent and its counsel, including the minimum equity capital contribution to River Acquisition by the Buyout Group or other members of management in connection with the Merger of at least 280,000 shares and retained Options equivalent to shares of Common Stock of the Company; and (viii) receipt by the Lender of customary solvency and legal opinions.

     Covenants and Events of Default. The Credit Agreement will contain affirmative and negative covenants and events of default, in each case which are customary for credit facilities of that size, type and purpose. Such affirmative and negative covenants will, among other matters, limit certain activities of the Borrower and require it to satisfy certain ongoing financial requirements. Such events of default will include, among other matters, a cross-default to indebtedness of Hudson LLC and an event of default upon a change in control (as defined) of the Company following the Merger.

     Expiration. The obligations of the BKB Group under the Commitment Letter will expire and terminate automatically if loan documentation satisfactory in form and substance to the BKB Group, River Acquisition and their respective counsel is not executed on or before April 30, 1999.

     Messrs. Langner and Segal have entered into a letter agreement with the Company, dated November 22, 1998 (the "Equity Contribution Letter"), pursuant to which Messrs. Langner and Segal agreed to contribute an aggregate of 280,000 shares of Common Stock to River Acquisition as of the Effective Time, provided that all of the conditions to the Merger Agreement have been satisfied or waived. The Equity Contribution Letter also provides that the number of shares to be contributed to River Acquisition by Messrs. Langner and Segal will be reduced on a share for share basis for (i) any shares of Common Stock contributed to River Acquisition by other members of the Buyout Group and (ii) up to 35,000 Options to purchase Common Stock that are retained by other members of the Buyout Group in lieu of cancellation of such Options pursuant to the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."

REGULATORY REQUIREMENTS; THIRD PARTY CONSENTS

     The Company does not believe that any material federal or state regulatory approvals, filings or notices are required by the Company in connection with the Merger other than (i) such approvals, filings or notices required pursuant to federal and state securities laws and (ii) the filing of the certificate of merger with the Secretary of State of the State of Delaware.

     The parties are not required to file a Premerger Notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), because River Acquisition does not satisfy the "size of person" jurisdictional test of the HSR Act insofar as River Acquisition is its own "ultimate parent" and does not have a regularly prepared balance sheet and does not have assets of $10,000,000 or more, excluding the cash that will be used to consummate the Merger and shares of Common Stock and Options to be contributed to River Acquisition by members of the Buyout Group.

     The Company does not believe any material third party consents will be required by the Company in connection with the Merger.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a summary of material United States federal income tax considerations relevant to stockholders whose shares of Common Stock are converted to cash in the Merger. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The summary applies only to stockholders who hold shares of Common Stock as capital assets within the meaning of Section 1221 of the Code, and may not apply to shares of Common Stock received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain stockholders who may be subject to special rules not discussed below (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, or certain types of stockholders of Common Stock where such stockholder is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust), nor does it consider the effect of any foreign, state or local tax laws.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF COMMON STOCK SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

     The receipt of cash for shares of Common Stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. The federal income tax consequences with respect to a particular stockholder will depend upon, among other things, whether the conversion of Common Stock to cash pursuant to the Merger will be characterized under Section 302 of the Code as a sale or exchange of such Common Stock or, alternatively, as a dividend. To the extent such conversion of Common Stock to cash is treated as a sale or exchange of Common Stock, a stockholder will recognize capital gain or loss equal to the difference between the amount of cash received for such stockholder's Common Stock and the stockholder's adjusted tax basis in such Common Stock. A stockholder's adjusted tax basis in shares of Common Stock generally will equal the stockholder's purchase price for such shares of Common Stock. Gain or loss must be determined separately for each block of Common Stock (i.e., shares of Common Stock acquired at the same cost in a single transaction) converted to cash in the Merger. To the extent a stockholder recognizes capital gain or loss, such capital gain or loss will be long-term capital gain or loss if, at the time of the Merger, the stockholder has held the Common Stock for more than one year.

     The conversion of Common Stock to cash pursuant to the Merger will be treated as a sale or exchange under Section 302 of the Code if, taking into account certain constructive ownership rules under Section 318 of the Code, such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. Stockholders should consult with their own tax advisors as to the application of these tests to their particular circumstances. A stockholder's failure to satisfy any of these three tests will cause the stockholder to be treated as having received a dividend to the extent of the Company's earnings and profits (as determined for U.S. federal income tax purposes). The receipt of cash for shares by a stockholder who is neither a member of the Buyout Group nor related to a member of the Buyout Group through the application of Section 318 of the Code should qualify as a sale or exchange under Section 302 of the Code.


FEES AND EXPENSES

     Whether or not the Merger is consummated and except as otherwise provided herein, all fees and expenses incurred in connection with the Merger will be paid by the party incurring such fees and expenses, except that the Company will pay for all costs and expenses relating to the printing and mailing of this Proxy Statement. The Company will pay River Acquisition its costs and expenses incurred in connection with the Merger, including any fees or expenses payable pursuant to the Commitment Letter upon the termination of the Merger Agreement, up to a maximum of (i) $1,750,000 if the Merger Agreement is terminated (a) by River Acquisition because the Special Committee withdraws, modifies or changes its recommendation so that it is not in favor of the Merger Agreement or the Merger; (b) by River Acquisition because the Special Committee decides to recommend an alternative Acquisition Proposal to the Company's stockholders; or (c) by the Company (acting through the Special Committee), in order for the Special Committee to comply with its fiduciary duties in connection with an alternative Acquisition Proposal; or (ii) $875,000 if the stockholders of the Company do not vote to approve and adopt the Merger Agreement and the transactions contemplated thereby by April 30, 1999.

     In the event that the financing contemplated by the Commitment Letter does not close on or prior to April 30, 1999 and River Acquisition receives the foregoing expense and fee reimbursement from the Company, River Acquisition will be required to pay the Initial Lenders and the Agent fees aggregating $150,000. In addition, River Acquisition will pay Lazard Freres a fee of $250,000 out of any reimbursement amounts received from the Company, provided that, if such reimbursement payment is less than $1 million, the fee payable to Lazard Freres will be reduced to $125,000.

     Estimated fees and expenses (rounded to the nearest thousand) to be incurred by the Company or River Acquisition in connection with the Merger are as follows:



       Financing Fees(1)(2) ....................................    $1,050,000
       Special Committee's Financial Advisor's Fees(3) .........       721,000
       Buyout Group's Financial Advisor's Fees .................     1,083,000
       SEC Filing Fees .........................................        16,000
       Legal Fees and Expenses .................................     2,000,000
       Accounting Fees .........................................       100,000
       Printing and Mailing Expenses ...........................       200,000
       Exchange Agent Fees .....................................        10,000
       Special Committee Fees ..................................        23,000
       Proxy Solicitation Fees .................................         5,000
       Miscellaneous ...........................................       392,000
                                                                    ----------
        Total ..................................................    $5,600,000
                                                                    ==========

----------
(1) See "SPECIAL FACTORS--Financing of the Merger." Financing fees include fees payable to legal counsel to the Initial Lenders.

(2) In addition to the financing fees, River Acquisition has agreed to issue to the Initial Lenders warrants to purchase up to 3% of the capital stock of the Surviving Corporation on a diluted basis. The Commitment Letter provides that such warrants will contain customary anti-dilution, tag-along, piggy-back registration, preemptive and other rights and permit the holders thereof to require the Company to repurchase the warrants on customary terms.

(3) Allen & Company's fee, as determined pursuant to the Engagement Letter, is approximately $1,622,000, less approximately $901,000, representing a portion of the sum of the aggregate amount paid by the Company to Allen & Company in connection with the acquisition by LAGS (USA) of a 49% interest in Hudson LLC, resulting in a net fee to Allen & Company in connection with the Merger of approximately $721,000.

                             THE MERGER AGREEMENT

     The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement.


THE MERGER; MERGER CONSIDERATION

     The Merger Agreement provides that the Merger will become effective at such time as a certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties and as is specified in the certificate of merger (the "Effective Time"). If the Merger is approved at the Special Meeting by the holders of a majority of all outstanding shares of Common Stock and a majority of all outstanding shares of Common Stock not owned by River Acquisition and the members of the Buyout Group, and the other conditions to the Merger are satisfied, it is currently anticipated that the Merger will become effective as soon as practicable after the Special Meeting (subject to compliance with or waiver of the other conditions of the Merger Agreement); however, there can be no assurance as to the timing of the consummation of the Merger or that the Merger will be consummated.

     At the Effective Time, River Acquisition will be merged with and into the Company, the separate corporate existence of River Acquisition will cease, and the Company will continue as the Surviving Corporation. In the Merger, each share of Common Stock (other than Common Stock held (i) in the treasury of the Company or by any of its wholly-owned subsidiaries, (ii) by River Acquisition or (iii) by Dissenting Stockholders) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration. Each certificate representing shares of Common Stock that has been converted under the terms of the Merger Agreement will, after the Effective Time, evidence only the right to receive, upon the surrender of such certificate, an amount of cash per share equal to the Merger Consideration.

     Each share of Common Stock (i) held in the treasury of the Company or by any wholly-owned subsidiary of the Company or (ii) owned by River Acquisition or its subsidiaries will automatically be cancelled, retired and cease to exist and no payment will be made with respect thereto.

     Each share of common stock of River Acquisition issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

     Dissenting Stockholders who do not vote to approve and adopt the Merger Agreement and who otherwise strictly comply with the provisions of the DGCL regarding statutory appraisal rights have the right to seek a determination of the fair value of their shares of Common Stock and payment in cash therefor in lieu of the Merger Consideration. See "DISSENTERS' RIGHTS OF APPRAISAL."


THE EXCHANGE FUND; PAYMENT FOR SHARES OF COMMON STOCK

     On or before the closing date of the Merger, River Acquisition will enter into an agreement with a bank or trust company selected by River Acquisition and reasonably acceptable to the Company (the "Exchange Agent"). Immediately prior to the Effective Time, River Acquisition will deposit or cause to be deposited with or for the account of the Exchange Agent, in trust for the benefit of the Company's holders of Common Stock (other than Common Stock held by Dissenting Stockholders and shares to be cancelled without consideration pursuant to the Merger Agreement) an amount in cash equal to the aggregate Merger Consideration (such amount being hereinafter referred to as the "Exchange Fund").

     As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each record holder of shares of Common Stock immediately prior to the Effective Time a letter of transmittal containing instructions for use in surrendering certificates formerly representing shares of Common Stock (the "Certificates") in exchange for the Merger Consideration. No stockholder should surrender any Certificates until the stockholder receives the letter of transmittal and other materials for such surrender. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to the instructions, the holder of such Certificate will be entitled to receive in exchange therefor the Merger Consideration for each share of Common Stock formerly represented by such Certificate, without any interest thereon, less any required withholding of taxes, and the Certificate so surrendered will be cancelled. The Merger Consideration will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and delivery of the Letter of Transmittal and any other related transmittal documents. Cash payments may be made by check unless otherwise required by a depositary institution in connection with the book-entry delivery of securities.

     If payment of the Merger Consideration is to be made to a person other than the person in whose name the Certificate surrendered is registered, it will be a condition of payment that the Certificate so surrendered will be properly endorsed (together with signature guarantees on such Certificate and any related stock power) or otherwise be in proper form for transfer and that the Exchange Agent receives evidence that any applicable transfer or other taxes have been paid or are not applicable.

     STOCKHOLDERS SHOULD NOT SEND THEIR CERTIFICATES NOW AND SHOULD SEND THEM ONLY PURSUANT TO INSTRUCTIONS SET FORTH IN LETTERS OF TRANSMITTAL TO BE MAILED TO STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE EFFECTIVE TIME. IN ALL CASES, THE MERGER CONSIDERATION WILL BE PROVIDED ONLY IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THIS PROXY STATEMENT AND SUCH LETTERS OF TRANSMITTAL.

     One year following the Effective Time, the Exchange Agent will return to the Surviving Corporation any portion of the Exchange Fund which remains undistributed to the holders of the Common Stock (including the proceeds of any investments thereof), and any holders of Common Stock who have not theretofore complied with the above-described procedures to receive payment of the Merger Consideration may look only to the Surviving Corporation for payment.


TRANSFERS OF COMMON STOCK

     At the Effective Time, the stock transfer books of the Company will be closed, and there will be no further registration of transfers of shares of Common Stock thereafter on the records of the Company. If, after the Effective Time, Certificates are presented to the Exchange Agent or the Surviving Corporation, they will be cancelled and exchanged for the Merger Consideration as provided above and pursuant to the terms of the Merger Agreement (subject to applicable law in the case of Dissenting Stockholders).


TREATMENT OF OPTIONS

     It is currently anticipated that at the Effective Time, each outstanding Option to acquire Common Stock, other than Options held by members of the Buyout Group, will be cancelled. In consideration of such cancellation, the Surviving Corporation will pay to the holder of each such cancelled Option, within five days of the Effective Time, an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option by (ii) the number of shares of Common Stock issuable upon exercise of the Option, subject to any required withholding of taxes (the "Option Consideration"). At the Effective Time, all Options, other than those with respect to which the holder has agreed with River Acquisition (with the consent of the Company) as to an alternative arrangement, will be converted into, and will thereafter only represent the right to receive, the Option Consideration. The Options to acquire shares of Common Stock of the Company held by members of the Buyout Group are expected to be converted into options to acquire common stock of the Surviving Corporation on terms which have not yet been determined.

     Prior to the Effective Time, the Company will use its best efforts to (i) obtain any consents from the holders of the Options and (ii) make any amendments to the terms of the Company Option Plans and any options granted thereunder that are necessary or appropriate to consummate the transactions contemplated by the Merger Agreement.

     Instead of the cancellation of such Options, River Acquisition may, with the consent of the Company (which consent will not be unreasonably withheld), enter into mutually acceptable arrangements with any holder of Options providing that such holder's Options will be treated in a different manner, provided that in no event will any such holder be paid at the Effective Time an amount in cash in excess of the Option Consideration such holder would have received had such Options been cancelled as described above. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships" for a discussion of such an alternative arrangement being contemplated by the Buyout Group.


CONDITIONS

     The respective obligations of River Acquisition and the Company to consummate the Merger are subject to the following conditions, among others:
(i) the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Common Stock and a majority of all outstanding shares of Common Stock not owned by River Acquisition and the members of the Buyout Group and (ii) the absence of any governmental action or order which materially restricts, prevents or prohibits consummation of the Merger.

     The obligations of River Acquisition to effect the Merger are subject to the following additional conditions: (i) the representations and warranties of the Company being true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time, except where the failure to be true and correct, individually or in the aggregate with all such other failures, would not have a material adverse effect on the Company;
(ii) the Company having performed or complied in all material respects with agreements and covenants required by the Merger Agreement to be performed or complied with prior to the Effective Time; (iii) River Acquisition having obtained the financing described in the Commitment Letter; (iv) Dissenting Stockholders not representing more than 7.5% of the outstanding shares of Common Stock; and (v) since November 22, 1998, the absence of any event or events that, individually or in the aggregate, could be expected to have a material adverse effect on the Company, excluding the effects of changes that are applicable to (A) the United States and Canada aviation services business generally, (B) the United States and Canadian economy generally or (C) the United States securities markets generally.

     The obligations of the Company to effect the Merger are also subject to the additional condition that all the covenants in the Merger Agreement to be complied with or performed by River Acquisition will have been complied with and performed in all material respects prior to the Effective Time and the representations and warranties of River Acquisition will, if qualified by materiality, be true and correct and, if not so qualified, be true and correct in all material respects, in each case as of the Effective Time as if made on and as of the Effective Time.


REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains limited representations and warranties of River Acquisition and the Company. The representations of River Acquisition relate to, among other things, the organization and qualification to do business of River Acquisition, authority to enter into the Merger Agreement, no conflict, required filings and consents, financing, absence of brokers and capitalization and ownership of River Acquisition. The representations of the Company relate to, among other things, corporate organization and qualification, capitalization, authority to enter into the Merger Agreement, no conflict, required filings and consents, opinion of Allen & Company and the absence of brokers. The Company's representations are subject to River Acquisition and the members of the Buyout Group not having had actual knowledge of any inaccuracies in such representations prior to the execution of the Merger Agreement.


COVENANTS

     The Company has agreed to conduct its business in the ordinary and usual course prior to the Effective Time. In this regard, the Company has agreed that it will not, without the prior consent of River Acquisition (which consent may not be unreasonably withheld), engage in certain types of transactions. Specifically, the Company has agreed that prior to the Effective Time neither the Company nor significant subsidiaries of the Company will amend their certificate of incorporation or bylaws; declare or pay any dividends or other distributions (other than the Company's regular semi-annual dividend of $.50 per share, which dividend shall be paid, or dividends declared and paid by wholly-owned subsidiaries or by Hudson LLC); authorize for issuance or issue, grant or sell any of its securities other than upon exercise of existing options; take any action with respect to accounting policies or procedures; or take any action that would or could reasonably be expected to result in, any of the Company's representations and warranties set forth in the Merger Agreement being untrue or in any of the conditions to the Merger not being satisfied. In addition, River Acquisition and the Company have made further agreements regarding the access to the Company's records; preparation and filing of this Proxy Statement and the Schedule 13E-3 with the SEC; reasonable best efforts to fulfill the conditions to the other party's obligation to consummate the Merger; public announcements; conveyance taxes; continuation of employee benefits; notices regarding the financing pursuant to the Commitment Letter and knowledge, prior to the execution of the Merger Agreement, on the part of River Acquisition and the members of the Buyout Group of any breach by the Company of its representations, warranties and other agreements under the Merger Agreement.


INDEMNIFICATION AND INSURANCE


     The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and directors of the Company, to the full extent permitted under the DGCL or the Company's certificate of incorporation, by-laws or indemnification agreements in effect upon execution of the Merger Agreement (including provisions relating to advancement of expenses incurred in defense of any action or suit), against all losses, claims, damages, liabilities, costs and expenses (including, attorneys' fees and expenses) and amounts paid in settlement with the written approval of the Surviving Corporation (which approval will not unreasonably be withheld) in connection with any action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time.


     The Merger Agreement provides that the Surviving Corporation shall maintain in effect, for not less than six years from the Effective Time, the Company's existing directors' and officers' liability insurance policy ("D&O Insurance"); provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses in coverage; provided, further, if the existing D&O Insurance expires or is cancelled during such period, River Acquisition or the Surviving Corporation will use its best efforts to obtain substantially similar D&O Insurance; provided, however, that if the aggregate annual premiums for such D&O Insurance (or successor insurance policy) at any time during such period exceed 200% of the per annum rate of premiums currently paid by the Company for such insurance on the date of the Merger Agreement, then the Surviving Corporation will be required to provide the maximum coverage that is then available at an annual premium equal to 200% of such rate.


     In addition, the Merger Agreement provides that, subject to certain conditions, (i) all rights to indemnification and all limitations on liability existing in favor of present or former directors or officers of the Company, as provided in the Company's certificate of incorporation and by-laws as currently in effect, will survive the Merger and will continue in effect for a period of six years from the Effective Time of the Merger and (ii) successors and assigns of the Surviving Corporation are required to assume the Surviving Corporation's obligations under the Merger Agreement regarding such indemnification and insurance.

NO SOLICITATION; FIDUCIARY OBLIGATIONS OF DIRECTORS

     The Merger Agreement provides that the Company shall not, and shall not authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than River Acquisition, any of its affiliates or representatives) (collectively, a "Person") concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its subsidiaries (an "Acquisition Proposal"). If, however, the Company or the Special Committee receives an unsolicited, written indication of a willingness to make an Acquisition Proposal at a price per share which the Special Committee reasonably concludes is in excess of the Merger Consideration from any Person, and if the Special Committee reasonably concludes, based upon advice of its financial advisor, that the Person delivering such indication is capable of consummating such an Acquisition Proposal (based upon, among other things, the availability of financing and the capacity to obtain financing) then the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to any such Person pursuant to an appropriate confidentiality agreement, and the Company or the Special Committee may engage in discussions related thereto. In addition, the Company or the Special Committee may participate in and engage in discussions and negotiations with any Person meeting the requirements in the preceding sentence in response to a written Acquisition Proposal, if the Special Committee concludes, upon advice of its legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the Special Committee's (and the Board's) fiduciary duties to the Company's stockholders under applicable law. If after the Company has received a written Acquisition Proposal (without breaching the foregoing obligations of the Company) but prior to obtaining the required stockholder approval of the Merger, the Special Committee determines, in good faith and upon advice of its financial advisor and legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Special Committee may do any or all of the following: (x) withdraw or modify the Board of Directors' approval or recommendation of the Merger or the Merger Agreement, (y) approve or recommend an Acquisition Proposal and (z) terminate the Merger Agreement. Furthermore, notwithstanding the foregoing, the Company or its Board of Directors may, upon the recommendation of the Special Committee, take and disclose to the Company's stockholders a position with respect to a tender or exchange offer by a third party or make such disclosure to the Company's stockholders or otherwise which, in the judgment of the Special Committee upon advice of legal counsel, is necessary under applicable law or rules of any stock exchange.

     Pursuant to the Merger Agreement, the Company is required to promptly (but in any event within two days) advise River Acquisition in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry. The Company is also required, to the extent reasonably practicable, to keep River Acquisition fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.


TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the adoption of the Merger Agreement by the stockholders of the Company, by the mutual written consent of the Company (acting through the Special Committee) and River Acquisition, or by either the Company or River Acquisition (i) if any permanent injunction, order, decree, ruling or other action of any governmental entity preventing the consummation of the Merger has become final and nonappealable; or (ii) if the Merger has not been consummated by April 30, 1999 (provided that such termination will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the closing to occur on or before such date).

     The Company may terminate the Merger Agreement at any time prior to the Effective Time (i) upon a material breach of any covenant by River Acquisition which is not cured or if any representation or warranty of River Acquisition has become untrue in any material respect, in either case such that such breach or untruth is not capable of being cured by April 30, 1999; (ii) subject to certain other conditions provided in the Merger Agreement, if the Special Committee determines, in good faith and upon advice of its financial advisor and legal counsel, that it is necessary to terminate the Merger Agreement in order to comply with its fiduciary duties to the Company's stockholders under applicable law, see "THE MERGER AGREEMENT-- No Solicitation; Fiduciary Obligations of Directors"; or (iii) the Company receives a notice from River Acquisition that the Commitment Letter has been terminated or cancelled.

     River Acquisition may terminate the Merger Agreement at any time prior to the Effective Time, either before or after its adoption by the stockholders, if
(i) the Board (acting through the Special Committee) withdraws, modifies or changes its recommendation so that it is not in favor of the Merger Agreement or the Merger; (ii) the Board (acting through the Special Committee) recommends or resolves to recommend to stockholders an Acquisition Proposal; (iii) if the required stockholder approval has not been obtained by April 30, 1999; or (iv) upon a material breach of any covenant or agreement contained in the Merger Agreement by the Company which is not cured, or if any representation or warranty of the Company shall have become untrue in any material respect, in either case that such breach or untruth is incapable of being cured by April 30, 1999.


FEES AND EXPENSES

     Whether or not the Merger is consummated and except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger will be paid by the party incurring such fees and expenses, except that the Company will pay for all costs and expenses relating to the printing and mailing of this Proxy Statement. The Company will pay River Acquisition its costs and expenses incurred in connection with the Merger, including any fees or expenses payable pursuant to the Commitment Letter, upon the termination of the Merger Agreement, up to a maximum of (i) $1,750,000 if the Merger Agreement is terminated (a) by River Acquisition because the Board (acting through the Special Committee) withdraws, modifies or changes its recommendation so that it is not in favor of the Merger Agreement or the Merger; (b) by River Acquisition because the Board (acting through the Special Committee) decides to recommend an alternative Acquisition Proposal to the Company's stockholders; or (c) by the Company (acting through the Special Committee), in order for the Special Committee to comply with its fiduciary duties to the Company's stockholders in connection with an alternative acquisition proposal; or (ii) $875,000 if the stockholders of the Company do not vote to approve and adopt the Merger Agreement and the transactions contemplated thereby by April 30, 1999. See "SPECIAL FACTORS--Fees and Expenses."


DIRECTORS AND OFFICERS OF THE COMPANY FOLLOWING THE MERGER; CERTIFICATE OF INCORPORATION; BYLAWS

     The Merger Agreement provides that the current directors of River Acquisition will be the directors of the Surviving Corporation. The Merger Agreement also provides that the officers of the Company will be the officers of the Surviving Corporation.

     The certificate of incorporation of the Company immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation, until thereafter amended, and the bylaws of River Acquisition immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until thereafter amended.


AMENDMENT/WAIVER

     Before or after adoption of the Merger Agreement by the stockholders, the Merger Agreement may be amended by the written agreement of the parties thereto at any time prior to the Effective Time if such amendment is approved on behalf of the Company by the Special Committee; provided that, after any such stockholder approval has been obtained, no amendment may be made which under applicable law requires the approval of the stockholders of the Company if such approval has not been obtained.

     At any time prior to the Effective Time, either the Company (acting through the Special Committee) or River Acquisition, may extend the time for performance of any of the obligations or other acts of the other party to the Merger Agreement, waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or waive compliance by the other party with any agreements or conditions contained in the Merger Agreement. Any extension or waiver granted by the Company will be valid only if it has been approved by the Special Committee.


DIRECTORS AND EXECUTIVE OFFICERS OF RIVER ACQUISITION CORP.


     Messrs. Langner and Segal are the initial directors and executive officers of River Acquisition. No determination has been made by Messrs. Langner and Segal as to whether additional persons will be invited to join the Board of Directors of the Surviving Corporation following the Merger. Information regarding Messrs. Langner and Segal is set forth under "MANAGEMENT--Directors and Executive Officers of the Company."

                              CERTAIN LITIGATION


     On November 24, 1998, two purported class action lawsuits, each by a stockholder of the Company against the Company and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions Weiner v. Langner, C.A. No. 16805 and Harbor Finance Partners v. Dresner, C.A. No. 16804, and on November 30, 1998, an additional purported class action lawsuit was filed by two stockholders of the Company against the Company and each of the Company's directors, in the Court of Chancery of the State of Delaware in and for New Castle County, under the caption Soshtain v. Langner, C.A. No. 16414 NC (collectively, the "Complaints"). The Complaints, which are substantially similar to each other, allege, among other things, that: (i) the $57.25 per share price offered for the Common Stock by the Buyout Group is inadequate and provides value substantially below the fair value of the Company, (ii) the directors of the Company violated their fiduciary duties to the stockholders of the Company, and
(iii) the Merger Agreement was not the result of arm's-length negotiations. The Complaints seek, among other things, an order: (i) certifying that the lawsuits may be maintained as class actions on behalf of all holders of the Company's Common Stock, excluding the defendants and those affiliated with the defendants, (ii) preliminarily and permanently enjoining the Company from proceeding with the Merger, (iii) rescinding the Merger, in the event the Merger is consummated, (iv) awarding compensatory damages to the members of the purported class in an amount to be determined at trial, and (v) awarding the named plaintiffs their costs, including counsel fees and expert fees. All of the parties to the Complaints have agreed to consolidate the Complaints for all purposes, under the caption In Re Hudson General Corporation Shareholders Litigation, Consolidated C.A. 16804, and jointly submitted a proposed Order of Consolidation to the Court of Chancery of the State of Delaware in and for New Castle County. The Company and the defendant directors believe the Complaints are without merit and intend to defend the lawsuits vigorously.

                        DISSENTERS' RIGHTS OF APPRAISAL

     Pursuant to Section 262 of the DGCL, any holder of Common Stock who does not wish to accept the Merger Consideration may dissent from the Merger and elect to have the fair value of such stockholder's shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to such stockholder in cash, together with a fair rate of interest, if any, provided that such stockholder complies with the provisions of Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by the full text of
Section 262, which is provided in its entirety as Annex C to this Proxy Statement. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Common Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in timely manner to perfect appraisal rights.

     Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. This Proxy Statement shall constitute such notice to the holders of Common Stock and the applicable statutory provisions of the DGCL are attached to this Proxy Statement as Annex C. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Annex C to this Proxy Statement because failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the Common Stock, the Company believes that stockholders who consider exercising such rights should seek the advice of counsel.

     Any holder of Common Stock wishing to exercise the right to dissent from the Merger and demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

   (A) Such stockholder must deliver to the Company a written demand for appraisal of such stockholder's shares before the vote on the Merger Agreement at the Special Meeting, which demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares;

   (B) Such stockholder must not vote its shares of Common Stock in favor of the Merger Agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the Merger Agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the Merger Agreement or abstain from voting on the Merger Agreement; and

   (C) Such stockholder must continuously hold such shares from the date of making the demand through the Effective Time. Accordingly, a stockholder who is the record holder of shares of Common Stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the Effective Time will lose any right to appraisal in respect of such shares.

     Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the Merger Agreement will constitute a written demand for appraisal within the meaning of Section
262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

     Only a holder of record of shares of Common Stock issued and outstanding immediately prior to the Effective Time is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on such stock certificates, should specify the stockholder's name and mailing address, the number of shares of Common Stock owned and that such stockholder intends thereby to demand appraisal of such stockholder's Common Stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for one or more beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine and appropriate procedures for the making of a demand for appraisal by such nominee.

     A stockholder who elects to exercise appraisal rights pursuant to Section 262 should mail or deliver a written demand to: Hudson General Corporation, 111 Great Neck Road, Great Neck, New York 11021, Attention: Noah E. Rockowitz, Senior Vice President and Secretary.

     Within ten days after the Effective Time, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each former stockholder of the Company who has made a written demand for appraisal in accordance with
Section 262 and who has not voted in favor of the Merger Agreement. Within 120 days after the Effective Time, but not thereafter, either the Surviving Corporation or any Dissenting Stockholder who has complied with the requirements of Section 262 may file a Petition in the Delaware Chancery Court demanding a determination of the value of the shares of Common Stock held by all Dissenting Stockholders. The Company is under no obligation to and has no present intent to file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as the Company has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of the Company), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the Merger Consideration.

     Pursuant to the Merger Agreement, the Company has agreed to give River Acquisition prompt notice of any demands for appraisal received by it, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and relating thereto. River Acquisition shall direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of River Acquisition, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

     Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The Surviving Corporation must mail such statement to the stockholder within 10 days of receipt of such request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262, whichever is later.

     A stockholder timely filing a petition for appraisal with the Court of Chancery must deliver a copy to the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to such stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

     After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a Dissenting Stockholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE MERGER CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES. STOCKHOLDERS SHOULD ALSO BE AWARE THAT INVESTMENT BANKING OPINIONS ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

     In determining fair value and, if applicable, a fair rate of interest, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the Effective Time).

     Any stockholder may withdraw its demand for appraisal and accept the Merger Consideration by delivering to the Surviving Corporation a written withdrawal of such stockholder's demands for appraisal, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just. If the Surviving Corporation does not approve a stockholder's request to withdraw a demand for appraisal when such approval is required or if the Delaware Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the Merger Consideration.

     FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF A STOCKHOLDER'S STATUTORY APPRAISAL RIGHTS. CONSEQUENTLY, ANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

                          MARKET FOR THE COMMON STOCK


COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION


     The Company's Common Stock is traded on the American Stock Exchange under the symbol "HGC." The following table shows, for the quarters indicated, (i) the per share high and low sales prices of the Common Stock on the American Stock Exchange based on published financial sources and (ii) the dividends paid on the Common Stock.


MARKET PRICE OF COMMON STOCK




                                                           HIGH        LOW       DIVIDENDS
                                                        ---------   ---------   ----------
FISCAL YEAR 1997
 First Quarter ......................................   $40 1/8     $32 1/2         $.25
 Second Quarter .....................................    39 3/4      33 3/4           --
 Third Quarter ......................................    41 3/4      35 3/4         $.50
 Fourth Quarter .....................................    40 5/8      35 5/8           --

FISCAL YEAR 1998
 First Quarter ......................................   $44 3/4     $38             $.50
 Second Quarter .....................................    48 3/4      42 1/4           --
 Third Quarter ......................................    49          42 3/4         $.50
 Fourth Quarter .....................................    50 5/8      45 1/2           --

FISCAL YEAR 1999
 First Quarter ......................................   $52 7/8     $48 3/4         $.50
 Second Quarter (through December 22, 1998) .........    62 7/8      48 3/8           --

     On November 20, 1998, the last full trading day prior to the day on which the execution of the Merger Agreement was publicly announced, the closing price for the Common Stock on the American Stock Exchange was $54.625.


     On [Month Day], 1999, the last trading day prior to the date of this Proxy Statement, the closing price for the Common Stock on the American Stock Exchange was $XX.


     The market price for Common Stock is subject to fluctuation and stockholders are urged to obtain current market quotations.


COMMON STOCK PURCHASE INFORMATION


     Since October 23, 1998, none of the members of the Buyout Group has engaged in any transaction with respect to the Common Stock. During that same time period, the Company has not engaged in any transaction with respect to the Common Stock. Schedule I attached to this Proxy Statement details all purchases of Common Stock made by either the Company or the members of the Buyout Group since July 1, 1996.

                             SECURITIES OWNERSHIP


BENEFICIAL OWNERSHIP OF MORE THAN 5% OF COMMON STOCK

     The following table sets forth certain information as of December 23, 1998, concerning the beneficial ownership of the Company's Common Stock by each person or group known by the Company to own more than 5% of the Common Stock. The persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table. Shares issuable upon exercise of Options that are exercisable currently or within the next 60 days are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons beneficially owning such Options, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person.



                                                  SOLE VOTING      SHARED VOTING      PERCENTAGE
                                                      AND               AND               OF
                                                  INVESTMENT         INVESTMENT       OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER                 POWER             POWER            SHARES
--------------------------------------------   ----------------   ---------------   --------------
Jay B. Langner (a)                                  131,254(b)             --             7.5%(b)
111 Great Neck Road
Great Neck, New York 11021

Richard D. Segal (a) .......................             --           125,972(c)          7.2%
707 Westchester Avenue
White Plains, New York 10604

Dimensional Fund Advisers Inc. (d) .........        101,300                --             5.8%
1299 Ocean Avenue
11th Floor
Santa Monica, CA 90401

GAMCO Investors, Inc.
 Gabelli Funds, Inc.
 Gabelli Performance Partnership L.P.
 Gabelli Foundation, Inc.
 Gemini Capital Management Ltd.
 Gabelli Advisers, Inc.
 Marc J. Gabelli
 Mario J. Gabelli (e) ......................        864,939(f)             --            49.6%
One Corporate Center
Rye, New York 10580

(a) Jay B. Langner and Richard D. Segal and the other members of the Buyout Group (David A. Langner, Virginia E. Luppescu and Messrs. Daloia, DiBenedetto, Pollack, Regenstein, Rieder, Rockowitz, Rubin and Satinskas) filed an amended Schedule 13D dated December 23, 1998 reflecting the Buyout Group's aggregate ownership of 363,970 shares of Common Stock, which includes shares issuable upon the exercise of Options held by members of the Buyout Group, all of which are presently exercisable, as follows: Jay B. Langner, 10,000; Paul R. Pollack, 8,200; Michael Rubin, 8,200; Raymond J. Rieder, 2,900; Barry I. Regenstein, 2,600; Noah E. Rockowitz, 1,800; and Fernando DiBenedetto, 1,000. The Buyout Group beneficially owns 20.5% of the outstanding Common Stock (including Options), which number has been calculated as though all such Options had been exercised. By virtue of their status as a "group" for purposes of Rule 13d-5 of the Exchange Act, each member of the Buyout Group may be deemed to have shared voting and dispositive power over the shares owned by each other person. However, the filing of this Proxy Statement shall not be construed as an admission that any member of the Buyout Group is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other member of the Buyout Group.

(b) Includes 10,000 shares issuable upon the exercise of presently exercisable Options. The percentage of outstanding shares has been calculated as though such Options had been exercised.

(c)        Consists of (i) 27,590 shares owned by a partnership of which Mr.
           Segal is the managing partner, (ii) 37,321 shares owned by a partnership of which Mr. Segal is a co-trustee of certain of the partners thereof, (iii) 31,472 shares owned by Mr. Segal's wife as to which he is attorney-in-fact, (iv) an aggregate of 22,329 shares owned by other members of Mr. Segal's family, as to which he is attorney-in-fact, and (v) 7,260 shares owned by a trust of which he is a co-trustee. Mr. Segal disclaims beneficial ownership, for purposes of Sections 13(f) and 13(g) of the Exchange Act, of all shares referred to in clauses (ii), (iii), (iv) and (v) of this note.

(d)        The holdings listed are as of December 31, 1997 as set forth in the
           Schedule 13G of Dimensional Fund Advisers Inc. ("Dimensional") dated February 9, 1998. Dimensional has advised the Corporation that it is a registered investment advisor and that all of such shares of the Company's Common Stock are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(e) The holdings listed are as set forth in the amendment to the Schedule 13D filed jointly by GAMCO Investors, Inc./Gabelli Funds, Inc./Gabelli Performance Partnership L.P./Gabelli Foundation, Inc./ Gemini Capital Management Ltd./Gabelli Advisers, Inc./Marc J. Gabelli/Mario J. Gabelli, dated November 25, 1998.

(f) GAMCO Investors, Inc. does not have authority to vote 33,775 of the shares held by it, and Gabelli Funds, Inc. does not have authority to vote the 120,000 shares held by it.


BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN PARTIES RELATED TO THE COMPANY
           OR THE BUYOUT GROUP


     This section provides certain information as of December 23, 1998 with respect to the beneficial ownership of the Company's Common Stock by the persons or entities identified below. See "SECURITIES OWNERSHIP--Beneficial Ownership of More Than 5% of Common Stock" for information as to beneficial ownership of the Company's Common Stock by the Buyout Group.


     Under SEC rules generally, a person is deemed to be a "beneficial owner" of a security if such person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. Thus, more than one person may be deemed a beneficial owner of the same security. Except as otherwise indicated, each person listed below has informed the Company that such person has (i) sole voting and investment power with respect to such person's shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to such person's shares of stock. Shares issuable upon exercise of Options that are exercisable currently or within the next 60 days are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons beneficially owning such Options, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person.

     The Company. The following table sets forth information regarding the shares of Common Stock owned beneficially, directly or indirectly, as of December 23, 1998, by the directors of the Company, the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company, and all directors and executive officers as a group. Except as otherwise indicated in the notes to the table, the persons listed below have sole voting power and investment power with respect to such shares:




                                                              NUMBER OF     PERCENTAGE OF OUTSTANDING
NAME OF BENEFICIAL OWNER                                    SHARES OWNED       COMMON STOCK OWNED
--------------------------------------------------------- ---------------- --------------------------
Milton H. Dresner .......................................       69,000(1)              4.0%
Jay B. Langner ..........................................      131,254(2)              7.5%
Edward J. Rosenthal .....................................        7,200(3)               .4%
Hans H. Sammer ..........................................        1,000                  .1%
Richard D. Segal ........................................      125,972(4)              7.2%
Stanley S. Shuman .......................................           --                  --
Paul R. Pollack .........................................       10,140(2)               .6%
Michael Rubin ...........................................        8,430(2)               .5%
Raymond J. Rieder .......................................        2,900(2)               .2%
Fernando DiBenedetto ....................................        1,010(2)               .1%
Directors and executive officers as a group (12 persons)       361,310(2)             20.3%

----------
(1) These shares are held by a revocable living trust established by Mr. Dresner of which he is also the trustee.

(2) Includes shares issuable upon the exercise of the Options held by such individual(s), all of which are presently exercisable, as follows: Mr. Langner, 10,000; Mr. Pollack, 8,200; Mr. Rubin, 8,200; Mr. Rieder, 2,900;
      Mr. DiBenedetto, 1,000; and all directors and executive officers as a group, 34,700. The percentage of outstanding shares (i) for each individual has been calculated as though only such options held by the individual had been exercised, and (ii) for the group has been calculated as though all such Options had been exercised.

(3) Consists of 4,200 shares owned by a partnership of which Mr. Rosenthal, is managing general partner and 3,000 shares owned by a corporation controlled by Mr. Rosenthal. Mr. Rosenthal has shared voting and investment power with respect to all such shares.

(4) Mr. Segal has shared voting and investment power with respect to such shares. Includes 98,382 shares as to which Mr. Segal disclaims beneficial ownership.


     River Acquisition. None of River Acquisition, any pension, profit-sharing or similar plan of River Acquisition or any associate or majority-owned subsidiary of River Acquisition currently is the beneficial owner of any shares of Common Stock. For information concerning shares of Common Stock to be contributed to River Acquisition by members of the Buyout Group immediately prior to the Merger, see "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."

                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below are the name and business address of each director and executive officer of the Company, the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted. Also set forth below are the material occupations, positions, offices and employment of each such person and the name, principal business and address of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years. Messrs. Dresner, Langner, Pollack, Rosenthal, Rubin, Sammer, Segal and Shuman are directors of the Company. Each person listed below is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is 111 Great Neck Road, Great Neck, New York 11021.




                                                                                       YEAR FIRST
                                                                                        BECAME A
NAME                            BUSINESS ADDRESS AND PRINCIPAL OCCUPATIONS              DIRECTOR
-----------------------------   ---------------------------------------------------   -----------
Milton H. Dresner ...........   Developer, builder and private investor. Director        1989
                                of Avatar Holdings Inc., BioTime, Inc. and
                                Childtime Child Care, Inc. The business address
                                of Mr. Dresner is 28777 Northwestern Highway,
                                Suite 1000, Southfield, Michigan 48034.
Jay B. Langner ..............   Chairman of the Board of Directors since 1977.           1961
                                Chief Executive Officer of the Company since
                                1989, and President from 1961 through 1979 and
                                1989 to September 1996.
Paul R. Pollack .............   Executive Vice President and Chief Operating             1996
                                Officer of the Company since 1990, and the
                                President of its subsidiary, Hudson General LLC,
                                since September 1996. Senior Vice President of
                                the Company from 1984 to 1990.
Edward J. Rosenthal .........   Vice Chairman of Cramer Rosenthal McGlynn,               1976
                                Inc., investment managers. Director of Astro
                                Communications Corp. The business address of
                                Mr. Rosenthal is 707 Westchester Avenue, White
                                Plains, New York 10604.
Michael Rubin ...............   President of the Company since September 1996.           1996
                                Executive Vice President and Chief Financial
                                Officer of the Company from 1990 to
                                September 1996, Vice President-Finance of the
                                Company from 1985 to 1990, and Treasurer from
                                1983 to July 1998.
Hans H. Sammer ..............   Consultant. Retired Director, Investment Banking         1978
                                Group of Prudential Securities Incorporated.
Richard D. Segal ............   Vice Chairman of the Board of Directors since            1981
                                February 1998. Chairman and Chief Executive
                                Officer of Seavest Inc., a private investment
                                company. Director of Penn Traffic Co. The
                                business address of Mr. Segal is Seavest Inc., 707
                                Westchester Avenue, White Plains, New York
                                10604.

                                                                                        YEAR FIRST
                                                                                         BECAME A
NAME                             BUSINESS ADDRESS AND PRINCIPAL OCCUPATIONS              DIRECTOR
------------------------------   ---------------------------------------------------   -----------
Stanley S. Shuman ............   A Managing Director and Executive Vice                   1985
                                 President of Allen & Company, investment
                                 bankers. Director of Bayou Steel Corporation
                                 and The News Corporation Limited. The business
                                 address of Mr. Shuman is Allen & Company
                                 Incorporated, 711 Fifth Avenue, New York, New
                                 York 10022.
Fernando DiBenedetto .........   Senior Vice President--Operations since 1994.             --
                                 Prior thereto he was Vice President--Operations
                                 since 1984. He has been employed in various
                                 capacities with the Company, including as a
                                 divisional officer, since 1970.
Raymond J. Rieder ............   Senior Vice President and Chief Marketing Officer         --
                                 of the Company since 1990. Prior thereto, he was
                                 Vice President Marketing since 1984. Mr. Rieder
                                 has served as Executive Vice President of Hudson
                                 LLC since September 1996. He has been employed
                                 in various capacities with the Company, including
                                 as a divisional officer, since 1967.
Noah E. Rockowitz ............   Senior Vice President of the Company since July           --
                                 1998 and has served as Vice President--General
                                 Counsel since 1985 and as Secretary since 1986.
                                 Prior to joining the Company in 1985, he had been
                                 Corporate Secretary and Assistant General
                                 Counsel of Belco Petroleum Corporation since
                                 1978.
Barry I. Regenstein ..........   Chief Financial Officer of the Company since July         --
                                 1997 and has served as a Vice President since 1994
                                 and as the Company's Controller since 1987. He
                                 has been employed in various capacities with the
                                 Company since 1982.

                             INDEPENDENT AUDITORS

     The firm of KPMG Peat Marwick LLP and its predecessors have served as the Company's independent auditors since fiscal year 1982. The consolidated financial statements of the Company and the Kohala Joint Venture as of June 30, 1998 and 1997 and for each of the years in the three year period ended June 30, 1998, and the consolidated financial statements of Hudson LLC as of June 30, 1998 and 1997 and the years ended June 30, 1998 and 1997 and the one month period ended June 30, 1996, included as Annex D hereto, have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their reports appearing therein. It is expected that representatives of KPMG Peat Marwick LLP will be present at the Special Meeting, both to respond to appropriate questions of stockholders of the Company and to make a statement if they so desire.


                             STOCKHOLDER PROPOSALS

     If the Merger is consummated, there will be no public stockholders of the Company and no public participation in any future meetings of stockholders of the Company. However, if the Merger is not consummated, the Company's public stockholders will continue to be entitled to attend and participate in Company stockholders' meetings. Pursuant to Rule 14a-8 under the Exchange Act promulgated by the SEC, any stockholder of the Company who wishes to present a proposal at the next Annual Meeting of Stockholders of the Company (in the event the Merger is not consummated), and who wishes to have such proposal included in the Company's Proxy Statement for that meeting, must deliver a copy of such proposal to the Company at 111 Great Neck Road, Great Neck, New York 11021, Attention: Corporate Secretary, so that it is received no later than June 16, 1999. In order for proposals by stockholders not submitted in accordance with Rule 14a-8 to be timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposal must be submitted so that it is received no later than August 22, 1999.


                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows the Company to "incorporate by reference" information into its Proxy Statement, which means that the Company can disclose important information by referring you to another document filed separately with the SEC. The following documents are incorporated by reference in this Proxy Statement and are deemed to be a part hereof:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

     (3) The Company's Proxy Statement dated October 14, 1998 for the Company's 1998 Annual Meeting of Stockholders; and

     (4) The Company's Current Reports on Form 8-K filed on July 28, 1998, October 16, 1998 and November 23, 1998.

     Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Proxy Statement modifies or replaces such statement.

     The Company also incorporates by reference the information contained in all other documents the Company files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and before the Special Meeting. The information contained in any such document will be considered part of this Proxy Statement from the date the document is filed and will supplement or amend the information contained in this Proxy Statement.

     The Company undertakes to provide by first class mail, without charge and within one business day of receipt of any request, to any person to whom a copy of this Proxy Statement has been delivered, a copy of any or all of the documents referred to above which have been incorporated by reference in this Proxy Statement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 is accompanied by a list briefly describing all the exhibits not contained therein. The Company will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to the Company's reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to Corporate Secretary, Hudson General Corporation, 111 Great Neck Road, Great Neck, New York 11021; telephone number (516) 487-8610.


                                OTHER BUSINESS


     The Board of Directors does not know of any other matters to be presented for action at the Special Meeting other than as set forth in this Proxy Statement. If any other business should properly come before the Special Meeting, the persons named in the enclosed proxy card intend to vote thereon in accordance with their best judgment on the matter.


                             AVAILABLE INFORMATION


     Because the Merger is a "going private" transaction, River Acquisition, certain members of the Buyout Group, and the Company have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the Merger. The Schedule 13E-3 and the Proxy Statement contain additional information about the Company. A copy of the written report presented by Allen & Company to the Special Committee, including Allen & Company's opinion as to the fairness of the consideration to be received in the Merger, was filed as an exhibit to such Schedule 13E-3. Copies of the Schedule 13E-3 are available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to Corporate Secretary, Hudson General Corporation, 111 Great Neck Road, Great Neck, New York 11021.


     The Company is currently subject to the information requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial and other matters. Copies of such reports, proxy statements and other information, as well as the Schedule 13E-3, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." The Company's Common Stock is listed on the American Stock Exchange, and materials may also be inspected at its offices, 86 Trinity Place, New York, New York 10006.


                                        By Order of the Board of Directors



                                        Noah E. Rockowitz
                                        Senior Vice President
                                        and Secretary



Great Neck, New York
[Month Day], 1999

                                                                    SCHEDULE I

     The following table sets forth information concerning purchases of Common Stock made by the Company since July 1, 1996. All purchases involved open-market purchases of Common Stock.




                                 NUMBER
TRANSACTION DATE               OF SHARES     PRICE PER SHARE
---------------------------   -----------   ----------------
December 2, 1996 ..........      12,239          $36.125
December 3, 1996 ..........      15,192           36.625
December 4, 1996 ..........      18,000           36.625
December 6, 1996 ..........      45,880           37.000
January 9, 1997 ...........         800           37.750
January 20, 1997 ..........         900           38.000
January 21, 1997 ..........      26,200           38.250
January 21, 1997 ..........      16,800           37.875
January 27, 1997 ..........       6,000           35.750
February 14, 1997 .........      20,000           39.750
May 7, 1997 ...............      43,500           38.125
May 13, 1997 ..............      37,500           38.000
                                 ------
 TOTAL ....................     243,011

     The following table sets forth information concerning the exercise of options to acquire shares of Common Stock by members of the Buyout Group since July 1, 1996.




                                NUMBER OF OPTIONS
NAME                                EXERCISED       TRANSACTION DATE
------------------------------ ------------------ -------------------
Noah E. Rockowitz ............        1,000           March 11, 1997
Raymond J. Rieder ............        2,500           March 12, 1997
Fernando DiBenedetto .........        2,000           March 13, 1997
Henry A. Satinskas ...........        5,000       September 19, 1997
Noah E. Rockowitz ............        1,000          January 5, 1998
Raymond J. Rieder ............        2,000          January 5, 1998
                                      -----
 TOTAL .......................       13,500

                                                                        ANNEX A






                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                           HUDSON GENERAL CORPORATION
                                      AND
                            RIVER ACQUISITION CORP.
                                  DATED AS OF
                               NOVEMBER 22, 1998

                               TABLE OF CONTENTS


                                   ARTICLE I
                                  THE MERGER


SECTION 1.01. The Merger .................................................  A-1
SECTION 1.02. Effective Time .............................................  A-1
SECTION 1.03. Effects of the Merger ......................................  A-1
SECTION 1.04. Certificate of Incorporation ...............................  A-1
SECTION 1.05. Bylaws .....................................................  A-1
SECTION 1.06. Directors and Officers .....................................  A-2

                                   ARTICLE II
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01. Conversion of Securities ...................................  A-2
SECTION 2.02. Exchange of Certificates and Cash ..........................  A-2
SECTION 2.03. Stock Transfer Books .......................................  A-3
SECTION 2.04. Stock Options; Payment Rights ..............................  A-3
SECTION 2.05. Dissenting Shares ..........................................  A-4

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 3.01. Organization and Qualifications; Subsidiaries ..............  A-4
SECTION 3.02. Certificate of Incorporation and Bylaws ....................  A-5
SECTION 3.03. Capitalization .............................................  A-5
SECTION 3.04. Authority Relative to This Agreement .......................  A-5
SECTION 3.05. No Conflict; Required Filings and Consents .................  A-5
SECTION 3.06. Opinion of Financial Advisor ...............................  A-6
SECTION 3.07. Board Approval .............................................  A-6
SECTION 3.08. Brokers ....................................................  A-6

                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF MERGER SUB

SECTION 4.01. Organization and Qualification .............................  A-6
SECTION 4.02. Authority Relative to This Agreement .......................  A-6
SECTION 4.03. No Conflict; Required Filings and Consents .................  A-7
SECTION 4.04. Brokers ....................................................  A-7
SECTION 4.05. Financing ..................................................  A-7
SECTION 4.06. Capitalization of Merger Sub ...............................  A-7
SECTION 4.07. Investigation by Merger Sub ................................  A-8

                                    ARTICLE V
                     CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01. Conduct of Business by the Company Pending the Merger ......  A-8

                                   ARTICLE VI
                              ADDITIONAL COVENANTS

SECTION 6.01. Access to Information; Confidentiality .....................  A-8
SECTION 6.02. Proxy Statement; Schedule 13E-3 ............................  A-9

SECTION 6.03. Action by Stockholders ...........................................   A-9
SECTION 6.04. No Solicitation ..................................................   A-9
SECTION 6.05. Directors' and Officers' Insurance and Indemnification ...........  A-10
SECTION 6.06. Further Action; Best Efforts .....................................  A-11
SECTION 6.07. Public Announcements .............................................  A-12
SECTION 6.08. Conveyance Taxes .................................................  A-12
SECTION 6.09. Employee Benefits ................................................  A-12
SECTION 6.10. Commitment Letter Notices ........................................  A-12
SECTION 6.11. Knowledge of Breach ..............................................  A-12

                                   ARTICLE VII
                               CLOSING CONDITIONS

SECTION 7.01. Conditions to Obligations of Each Party to Effect the Merger .....  A-13
SECTION 7.02. Additional Conditions to Obligations of Merger Sub ...............  A-13
SECTION 7.03. Additional Conditions to Obligations of the Company ..............  A-14

                                  ARTICLE VIII
                        TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination ......................................................  A-14
SECTION 8.02. Effect of Termination ............................................  A-15
SECTION 8.03. Amendment ........................................................  A-15
SECTION 8.04. Waiver ...........................................................  A-15
SECTION 8.05. Fees, Expenses and Other Payments ................................  A-15

                                   ARTICLE IX
                               GENERAL PROVISIONS

SECTION 9.01. Effectiveness of Representations, Warranties and Agreements ......  A-15
SECTION 9.02. Notices ..........................................................  A-16
SECTION 9.03. Certain Definitions ..............................................  A-16
SECTION 9.04. Headings .........................................................  A-17
SECTION 9.05. Severability .....................................................  A-17
SECTION 9.06. Entire Agreement .................................................  A-17
SECTION 9.07. Assignment .......................................................  A-17
SECTION 9.08. Parties in Interest ..............................................  A-17
SECTION 9.09. Governing Law ....................................................  A-17
SECTION 9.10. Submission to Jurisdiction; Waivers ..............................  A-17
SECTION 9.11. Enforcement of this Agreement ....................................  A-18
SECTION 9.12. Counterparts .....................................................  A-18

                                                                        ANNEX A


                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of November 22, 1998 (the "Agreement"), between HUDSON GENERAL CORPORATION, a Delaware corporation (the "Company"), and RIVER ACQUISITION CORP., a Delaware corporation (the "Merger Sub").


                             W I T N E S S E T H:

     WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub will merge with and into the Company (the "Merger") pursuant to which each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock" other than shares owned by Merger
Sub), shall be converted into the right to receive $57.25 in cash per share of Common Stock, as more fully set forth herein;

     WHEREAS, the Board of Directors of the Company, based on the unanimous recommendation of the Special Committee (as defined in Section 3.07), has determined that the Merger is fair to and in the best interests of the Company and its stockholders (other than Merger Sub and its affiliates and members of the Management Group (as defined in Section 9.03)) and has approved this Agreement, the Merger and the other transactions contemplated hereby and has recommended approval and adoption of this Agreement by the stockholders of the Company.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:


                                   ARTICLE I

                                  THE MERGER

     SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.02), Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

     SECTION 1.02. Effective Time. As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware and by making any related filings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties hereto and as is specified in the Certificate of Merger (the "Effective Time" or the "Closing").

     SECTION 1.03. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the DGCL (including, without limitation, Sections 259, 260 and 261 thereof). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.04. Certificate of Incorporation. The certificate of incorporation of the Company immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the "Surviving Certificate") until thereafter amended in accordance with the DGCL.

     SECTION 1.05. Bylaws. The bylaws of Merger Sub immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the Surviving Certificate and the DGCL.

     SECTION 1.06. Directors and Officers. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.


                                   ARTICLE II

              CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     SECTION 2.01. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

     (a) Each share of the Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock to be canceled pursuant to Section 2.01(b) and any Dissenting Shares (as defined below)) shall be converted into the right to receive $57.25 in cash, without interest (the "Merger Consideration"). At the Effective Time, each share of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such share (other than shares to be canceled pursuant to Section 2.01(b) and any Dissenting Shares) shall thereafter represent only the right to receive, upon the surrender of such certificate in accordance with the provisions of Section 2.02, an amount in cash per share equal to the Merger Consideration. The holders of such certificates previously evidencing such shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock except as otherwise provided herein or by law.

     (b) Each share of capital stock of the Company (i) held in the treasury of the Company or by any wholly owned subsidiary of the Company or (ii) owned by Merger Sub or any of its subsidiaries shall automatically be canceled, retired and cease to exist without any conversion thereof and no payment shall be made with respect thereto.

     (c) Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     SECTION 2.02. Exchange of Certificates and Cash. (a) Exchange Agent. On or before the Closing Date, Merger Sub shall enter into an agreement providing for the matters set forth in this Section 2.02 (the "Exchange Agent Agreement") with a bank or trust company selected by Merger Sub and reasonably acceptable to the Company (the "Exchange Agent"), authorizing such Exchange Agent to act as Exchange Agent in connection with the Merger. Immediately prior to the Effective Time, Merger Sub shall deposit or shall cause to be deposited with or for the account of the Exchange Agent, for the benefit of the holders of shares of Common Stock (other than Dissenting Shares and shares to be canceled pursuant to Section 2.01(b)), an amount in cash equal to the Merger Consideration payable pursuant to Section 2.01(a) (such cash funds are hereafter referred to as the "Exchange Fund").

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Merger Sub will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Common Stock (other than Dissenting Shares and shares to be canceled pursuant to Section 2.01(b)) (the "Certificates"), (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Merger Sub may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Merger Sub, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions (collectively, the "Transmittal Documents"), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Common Stock formerly represented by such Certificate, without any interest thereon, less any required withholding of taxes, and the Certificate so surrendered shall thereupon be canceled. In the event of a transfer of ownership of shares of Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid in accordance with this Article II to the transferee of such shares if the Certificate evidencing such shares of Common Stock is presented to the Exchange Agent and is properly endorsed or otherwise in proper form for transfer. The signature on the Certificate or any related stock power must be properly guaranteed and the person requesting payment of the Merger Consideration must either pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate so surrendered or establish to the Surviving Corporation that such tax has been paid or is not applicable. The Merger Consideration will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and the related Transmittal Documents. Cash payments may be made by check unless otherwise required by a depositary institution in connection with the book-entry delivery of securities. No interest will be payable on such Merger Consideration. Until surrendered in accordance with this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Merger Consideration for each share of Common Stock formerly represented by such Certificate. The Exchange Fund shall not be used for any purpose other than as set forth in this Article II. Any interest, dividends or other income earned on the investment of cash held in the Exchange Fund shall be for the account of the Surviving Corporation.

     (c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) which remains undistributed to the holders of Common Stock for one year following the Effective Time shall be delivered to the Surviving Corporation, upon demand. Any holders of Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration.


     (d) No Liability. None of Merger Sub, the Surviving Corporation or the Company shall be liable to any holder of shares of Common Stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (e) Withholding Rights. The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

     (f) Lost, Stolen or Destroyed Certificates. In the event any Certificates evidencing shares of Common Stock shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate(s) shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate(s) shall also deliver a reasonable indemnity against any claim that may be made against Merger Sub or the Exchange Agent with respect to the Certificate(s) alleged to have been lost, stolen or destroyed. The affidavit and any indemnity which may be required hereunder shall be delivered to the Exchange Agent, who shall be responsible for making payment for such lost, stolen or destroyed Certificates(s) pursuant to the terms hereof.

     SECTION 2.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of shares of Common Stock thereafter on the records of the Company. Any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason at or after the Effective Time shall be exchanged for the Merger Consideration pursuant to the terms hereof.

     SECTION 2.04. Stock Options; Payment Rights. (a) Subject to Sections 2.04(b) and 2.04(c), each Option (as defined below) other than any Options held by Merger Sub which is outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be canceled and the Company Option

Plans (as defined below) shall be assumed by the Surviving Corporation, in each case at and as of the Effective Time, and each holder of such canceled Options shall be paid by the Surviving Corporation as soon as practicable, but in any event within five days after the Effective Time, for each such Option, an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option by
(ii) the number of shares issuable upon exercise of such Option, subject to any required withholding of taxes.

     (b) Prior to the Effective Time, the Company shall use its best efforts to
(i) obtain any consents from holders of the Options and (ii) make any amendments to the terms of the Company Option Plans and any Options granted thereunder that, in the case of either (i) or (ii) are necessary or appropriate to give effect to the transactions contemplated by this Section 2.04.

     (c) In lieu of the cancellation of Options referred to in Section 2.04(a) hereof, prior to the Effective Time Merger Sub may, with the consent of the Company (which consent will not be unreasonably withheld), enter into mutually acceptable arrangements with any holder of Options providing that such holder's Options will be treated in a manner other than as provided in Section 2.04(a); provided, however, that in no event will such holder be paid at the Effective Time an amount in cash in excess of the amount such holder would have received had such holder's Options been cancelled in accordance with Section 2.04(a).

     SECTION 2.05. Dissenting Shares. (a) Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders (i) who shall not have voted in favor of adoption of this Agreement and (ii) who shall be entitled to and shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL ("Dissenting Shares"), shall not be converted into or represent the right to receive the Merger Consideration unless such stockholders fail to perfect, withdraw or otherwise lose their right to appraisal. Such stockholders shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of the DGCL. If, after the Effective Time, any such stockholder fails to perfect, withdraws or loses its right to appraisal, such shares of Common Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such shares of Common Stock in the manner set forth in Section 2.02.

     (b) The Company shall give Merger Sub prompt notice of any demands for appraisal received by it, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and relating thereto. Merger Sub shall direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Merger Sub, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.


                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Merger Sub that:

     SECTION 3.01. Organization and Qualifications; Subsidiaries. The Company and each significant subsidiary of the Company (a "Company Subsidiary") within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a corporation, partnership or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite power and authority and all necessary governmental approvals, to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing would not have a Company Material Adverse Effect (as defined below). The Company and each Company Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a material adverse effect on the business, assets, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole (a "Company Material Adverse Effect").

     SECTION 3.02. Certificate of Incorporation and Bylaws. Merger Sub has been given access by the Company to a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to the date hereof, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws and equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

     SECTION 3.03. Capitalization. The authorized capital stock of the Company consists of 7,000,000 shares of Common Stock and 100,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of October 31, 1998,
(a) 1,744,949 shares of Common Stock were outstanding, all of which were validly issued, fully paid and nonassessable; (b) no shares of Preferred Stock were issued and outstanding and no action had been taken by the Board of Directors of the Company with respect to the designation of the rights and preferences of any series of Preferred Stock; (c) 37,100 shares of Common Stock were reserved for issuance upon the exercise of outstanding stock options (the "Options") granted pursuant to the Company's 1981 Non-Qualified Stock Option and Stock Appreciation Rights Plan and 1981 Incentive Stock Option and Stock Appreciation Rights Plan (collectively, the "Company Option Plans"); (d) 357,311 shares of Common Stock and no shares of Preferred Stock were held in the treasury of the Company; (e) no Company Subsidiary owns any shares of the Company's capital stock; and (f) there are no securities of any Company Subsidiary outstanding which are convertible into or exercisable or exchangeable for capital stock of the Company. Except as set forth above, no shares of capital stock or other voting securities of the Company have been issued, are reserved for issuance or are outstanding. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

     SECTION 3.04. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the adoption of this Agreement by the holders of (x) a majority of the aggregate voting power of the issued and outstanding shares of Common Stock and (y) a majority of the aggregate voting power of the issued and outstanding shares of Common Stock not owned by Merger Sub or the members of the Management Group, (such votes being collectively referred to as the "Company Stockholder Approval"), and the filing and recordation of appropriate merger documents as required by, and in accordance with, the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.

     SECTION 3.05. No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Company's Restated Certificate of Incorporation, as amended to the date hereof (the "Company Charter"), or its by-laws, or the certificate of incorporation, by-laws or other equivalent organizational documents of any Company Subsidiary or (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except, in the case of clause (ii), for any such conflicts, violations, breaches, defaults or other occurrences which (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and (B) would not, individually or in the aggregate, have a Company Material Adverse Effect.

     (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "Governmental Entity"), except (i) for (A) any applicable requirements of the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"),
(B) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (C) the filing and recordation of appropriate merger and similar documents as required by the DGCL, (D) filings under the rules and regulations of the American Stock Exchange, Inc. and (E) filings and consents under any applicable foreign laws, including, without limitation, the antitrust laws or laws intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade and any filings and consents which may be required by any foreign environmental, health or safety laws or regulations pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and (y) would not, individually or in the aggregate, have a Company Material Adverse Effect.

     SECTION 3.06. Opinion of Financial Advisor. Allen & Company Incorporated has delivered to the Special Committee (as defined below) its opinion substantially to the effect that, as of the date hereof, the consideration to be received by the stockholders of the Company (other than Merger Sub and its affiliates and members of the Management Group) pursuant to the Merger is fair to such stockholders from a financial point of view.

     SECTION 3.07. Board Approval. The Board of Directors of the Company, based on the unanimous recommendation of the Special Committee of the Board of Directors of the Company (the "Special Committee"), at a meeting duly called and held and at which a quorum was present and voting, unanimously (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company's stockholders (other than Merger Sub and its affiliates and members of the Management Group), (b) approved this Agreement, the Merger and the other transactions contemplated hereby, and (c) resolved to recommend approval and adoption of this Agreement by the Company's stockholders.

     SECTION 3.08. Brokers. No broker, finder or investment banker (other than Allen & Company Incorporated) is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company.


                                   ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES
                                 OF MERGER SUB

     Merger Sub hereby makes to the Company the representations and warranties set forth below:

     SECTION 4.01. Organization and Qualification. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a material adverse effect on the business, results of operations or financial condition of Merger Sub and its subsidiaries, taken as a whole ("Merger Sub Material Adverse Effect").

     SECTION 4.02. Authority Relative to This Agreement. Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by

Merger Sub and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Merger Sub and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate such transactions (other than the filing and recordation of appropriate merger documents as required by the
DGCL). This Agreement has been duly and validly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.

     SECTION 4.03. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Merger Sub do not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificate of incorporation or by-laws of Merger Sub, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Merger Sub or by which any of its properties or assets are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any properties or assets of Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or any other instrument or obligation to which Merger Sub is a party or by which Merger Sub or any of its properties or assets is bound or affected, except in the case of clauses
(ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which (x) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Merger Sub from performing its obligations under this Agreement in any material respect, or (y) would not, individually or in the aggregate, have a Merger Sub Material Adverse Effect.

     (b) The execution and delivery of this Agreement by Merger Sub do not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) any applicable requirements, if any, of the Exchange Act, the Securities Act and state takeover laws, (B) the pre-merger notification requirements of the HSR Act and (C) filing and recordation of appropriate merger and similar documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (x) prevent or delay consummation of the Merger in any material respect or otherwise prevent Merger Sub from performing its obligations under this Agreement in any material respect, or (y) would not, individually or in the aggregate, have a Merger Sub Material Adverse Effect.

     SECTION 4.04. Brokers. No broker, finder or investment banker (other than Lazard Freres & Co. LLC ("Lazard") and BancBoston Robertson Stephens Inc.) is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Merger Sub or the members of the Management Group.

     SECTION 4.05. Financing. Merger Sub has delivered to the Company a true and complete copy of a letter (the "Commitment Letter") executed by BankBoston, N.A., European American Bank, The Chase Manhattan Bank, and BancBoston Robertson Stephens Inc. describing the sources of financing for the transactions contemplated by this Agreement. The amount provided pursuant to the Commitment Letter will be sufficient to provide the funds required by Merger Sub to pay the Merger Consideration pursuant to this Agreement and to pay all fees and expenses required to be paid by Merger Sub in connection with the consummation of the transactions contemplated by this Agreement. Merger Sub agrees to use its best efforts to obtain the financing on the terms contemplated by the Commitment Letter.

     SECTION 4.06. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $.01 per share ("Merger Sub Common Stock"). As of the date hereof, 200 shares of Merger Sub Common Stock are outstanding, all of which were validly issued, fully paid and nonassessable. Schedule 4.06 sets forth the ownership of the outstanding shares of Merger Sub as of the date hereof.

   SECTION 4.07. Investigation by Merger Sub. Merger Sub:

     (a) acknowledges that, except as set forth in this Agreement, none of the Company, any Company Subsidiary or any of their respective directors, officers, employees, affiliates, agents or representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Merger Sub or the members of the Management Group or their agents, representatives or financing sources prior to the execution of this Agreement; and

     (b) agrees that, to the fullest extent permitted by law except as provided by this Agreement, none of the Company, any Company Subsidiary or any of their respective directors, officers, employees, stockholders, affiliates, agents or representatives shall have any liability or responsibility whatsoever to Merger Sub on any basis (including without limitation in contract, tort or otherwise) based upon any information provided or made available, or statement made to Merger Sub or the members of the Management Group prior to the execution of this Agreement.

                                   ARTICLE V

                    CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 5.01. Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, unless Merger Sub shall have consented (which consent shall not be unreasonably withheld), neither the Company nor any Company Subsidiary shall:

     (a) conduct its business in any manner other than in the ordinary course of business consistent with past practice;

     (b) amend or propose to amend its certificate of incorporation or by-laws;

     (c) authorize for issuance, issue, grant, sell, pledge, redeem or acquire for value any of its or their securities, including options, warrants, commitments, stock appreciation rights, subscriptions, rights to purchase or otherwise (other than the issuance of equity securities upon the conversion of outstanding convertible securities or in connection with any dividend reinvestment plan or any Benefit Plan with an employee stock fund or employee stock ownership plan feature, consistent with applicable securities laws, or the exercise of options or warrants outstanding as of the date of this Agreement and in accordance with the terms of such options or warrants in effect on the date of this Agreement);

     (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property, or otherwise, with respect to any of its capital stock or other equity interests, except for (i) the regular semi-annual dividends of $.50 per share which shall be paid consistent with past practice and (ii) dividends and other distributions declared and paid by a Company Subsidiary only to the Company (and also to LAGS (USA) Inc. in the case of Hudson General LLC), or subdivide, reclassify, recapitalize, split, combine or exchange any of its shares of capital stock;

     (e) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including tax accounting policies and procedures);

     (f) take any action that would, or could reasonably be expected to result in, any of its representations and warranties set forth in this Agreement being untrue or in any of the conditions to the Merger set forth in Article VII not being satisfied; or

     (g) authorize any of, or commit or agree to take any of, the foregoing actions.

                                   ARTICLE VI

                             ADDITIONAL COVENANTS

     SECTION 6.01. Access to Information; Confidentiality. From the date hereof to the Effective Time, the Company shall (and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and each of the Company Subsidiaries to) afford the officers, employees and agents of Merger Sub (the "Merger Sub Representatives") reasonable access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities, books and records, and shall furnish such Merger Sub Representatives with all financial, operating and other data and information as may from time to time be reasonably requested. Merger Sub agrees to be bound by the terms of the Confidentiality Agreement, dated as of June 29, 1998, between the Company and Jay B. Langner (the "Confidentiality Agreement").

     SECTION 6.02. Proxy Statement; Schedule 13E-3. (a) As soon as practicable after the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement, in form and substance reasonably satisfactory to Merger Sub, relating to the meeting of the Company's stockholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement"). Merger Sub shall furnish to the Company such information concerning itself as the Company may reasonably request in connection with the preparation of the Proxy Statement. The Proxy Statement will comply in all material respects with applicable federal securities laws, except that no representation is made by the Company with respect to information supplied by Merger Sub for inclusion in the Proxy Statement. As promptly as practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to its stockholders. The Proxy Statement shall include the opinion of Allen & Company Incorporated referred to in Section 3.06 hereof.

     (b) The information provided by each of the Company and Merger Sub for use in the Proxy Statement shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company or (ii) the time of the Company stockholders' meeting contemplated by such Proxy Statement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to any party hereto, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the Company and Merger Sub thereof and take appropriate action in respect thereof.

     (c) As soon as practicable after the date of this Agreement, Merger Sub, members of the Management Group and the Company shall file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3"), with respect to the Merger. Each of the parties hereto agrees to use its reasonable best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the
Schedule 13E-3. The information provided by each of the Company and Merger Sub for use in the Schedule 13E-3 shall not, at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Each party hereto agrees promptly to supplement, update and correct any information provided by it for use in the
Schedule 13E-3 if and to the extent that it is or shall have become incomplete, false or misleading.

     SECTION 6.03. Action by Stockholders. Except as otherwise required by the fiduciary duties of the Board of Directors of the Company (as determined in good faith by the Special Committee after consulting with its outside legal counsel): (a) the Company, acting through its Board of Directors, shall, in accordance with applicable law, the Company Charter and the Company's bylaws, duly call, give notice of, convene and hold a special meeting of stockholders (the "Company Stockholders' Meeting") as soon as practicable after the date of this Agreement for the purpose of adopting this Agreement and (b) the Company will, through the Board of Directors based on the recommendation of the Special Committee, (i) recommend to its stockholders the adoption of this Agreement, and (ii) use its best efforts to obtain the Company Stockholder Approval. Merger Sub shall vote all shares of Common Stock owned by it in favor of the adoption of this Agreement.

     SECTION 6.04. No Solicitation. The Company shall not, and shall not authorize or permit any of its officers, directors, employees or agents to directly or indirectly, solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Merger Sub, any of its affiliates or representatives) (collectively, a "Person") concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its Subsidiaries (an "Acquisition Proposal"). Notwithstanding the foregoing, (i) if the Company or the Special Committee receives an unsolicited, written indication of a willingness to make an Acquisition Proposal at a price per share which the Special Committee reasonably concludes is in excess of the Merger Consideration from any Person and if the Special Committee reasonably concludes, based upon advice of its financial advisor, that the Person delivering such indication is capable of consummating such an Acquisition Proposal (based upon, among other things, the availability of financing and the capacity to obtain financing, the expectation of receipt of required antitrust and other regulatory approvals and the identity and background of such Person), then the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to any such Person pursuant to an appropriate confidentiality agreement and the Company or the Special Committee may engage in discussions related thereto, and (ii) the Company or the Special Committee may participate in and engage in discussions and negotiations with any Person meeting the requirement set forth in clause (i) above in response to a written Acquisition Proposal if the Special Committee concludes, upon advice of its legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the Special Committee's (and the Board's) fiduciary duties to the Company's stockholders under applicable law. In the event that, after the Company has received a written Acquisition Proposal (without breaching its obligations under clause (i) or (ii) above) but prior to obtaining the Company Stockholder Approval of the Merger, the Special Committee determines, in good faith and upon advice of its financial advisor and legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Special Committee may do any or all of the following: (x) withdraw or modify the Board of Directors' approval or recommendation of the Merger or this Agreement, (y) approve or recommend an Acquisition Proposal and (z) terminate this Agreement. Furthermore, nothing contained in this Section 6.04 shall prohibit the Company or its Board of Directors, upon the recommendation of the Special Committee, from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders or otherwise which, in the judgment of the Special Committee upon advice of legal counsel, is necessary under applicable law or rules of any stock exchange. The Company shall promptly (but in any event within two days) advise Merger Sub in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry. The Company will, to the extent reasonably practicable, keep Merger Sub fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     SECTION 6.05. Directors' and Officers' Insurance and Indemnification. (a) From and after the consummation of the Merger, the parties shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer or director (the "Indemnified Party") of the Company and its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses, and amounts paid in settlement, with the written approval of the Surviving Corporation (which approval shall not be unreasonably withheld), in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) this Agreement, or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Delaware law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit. Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Merger, the parties shall cause the Surviving Corporation to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

     (b) Merger Sub and the Company agree that all rights to indemnification and all limitations on liability existing in favor of the Indemnified Party as provided in the Company's Certificate of Incorporation and By-laws as in effect as of the date hereof shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with the DGCL; provided that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Company's Certificate of Incorporation or By-laws or such agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to the Surviving Corporation; and, provided further, that nothing in this Section 6.05 shall impair any rights or obligations of any present or former directors or officers of the Company.

     (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 6.05, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.05 and none of the actions described in clauses (i) or (ii) shall be taken until such provision is made.

     (d) The parties shall cause the Surviving Corporation to maintain the Company's existing officers' and directors' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Date; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses in coverage; provided, further, if the existing D&O Insurance expires or is cancelled during such period, Merger Sub or the Surviving Corporation will use its best efforts to obtain substantially similar D&O Insurance; provided, however, that if the aggregate annual premiums for such D&O Insurance (or successor insurance policy) at any time during such period exceed 200% of the per annum rate of premiums currently paid by the Company for such insurance on the date of this Agreement, then the parties will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage that shall then be available at an annual premium equal to 200% of such rate.

     (e) This Section 6.05 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives, and shall be binding on the Surviving Corporation and its respective successors and assigns.

     SECTION 6.06. Further Action; Best Efforts.

     (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall (i) make promptly its respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger and the other transactions contemplated hereby, and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the Merger and the other transactions contemplated hereby, including, without limitation, using its reasonable best efforts to obtain (x) the Financing and
(y) all licenses, permits, waivers, orders, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with the Company and the Company Subsidiaries as are necessary for the consummation of the Merger and the other transactions contemplated hereby.

     (b) Notwithstanding the provisions of Section 6.06(a), nothing contained in this Agreement shall obligate Merger Sub to take any action to consummate the Merger and the other transactions contemplated hereby, the consummation of which is dependent or conditioned on the receipt of any governmental or regulatory approval or consent, in the event that the approval or consent so received specifically includes conditions or restrictions in addition to those imposed by laws and regulations of general applicability as in effect from time to time (including conditions in addition to those imposed by existing laws and regulations which require the prior approval of any governmental or regulatory agency to the taking of any action or the consummation of any transaction), the direct or indirect effect of which is or would be, to restrict, limit or otherwise subject to penalty Merger Sub in the ownership of its assets or the conduct of its business. For purposes of the foregoing, a condition, restriction or limitation arising out of any such approval or consent shall be deemed to be a restriction or limitation on Merger Sub (regardless of whether Merger Sub is a party to or otherwise legally obligated by such consent or approval) to the extent that the taking of an action or the consummation of a transaction by Merger Sub would result in Merger Sub, the Company or any Company Subsidiary being in breach or violation of such consent or approval or otherwise causing such consent or approval to terminate or expire.

     (c) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

     SECTION 6.07. Public Announcements. Merger Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law, regulation or any listing agreement or arrangement to which the Company or Merger Sub is a party with a national securities exchange or the Nasdaq Stock Market if it has used all reasonable efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner.

     SECTION 6.08. Conveyance Taxes. Merger Sub and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

     SECTION 6.09. Employee Benefits. For the one-year period immediately following the Effective Time, the coverage and benefits provided to those individuals who are employees of the Company immediately prior to the Effective Time (the "Employees") pursuant to employee benefit plans or arrangements maintained by the Surviving Corporation shall not be, in the aggregate, materially less favorable than the coverage benefits provided to the Employees immediately prior to the Effective Time.

     SECTION 6.10. Commitment Letter Notices. Following receipt by Merger Sub or any of its affiliates of any written or oral communication to the effect that the banks that are parties to the Commitment Letter are contemplating not providing the financing for the Merger or the terminating or cancelling or modifying in any respect of the Commitment Letter, or that the financing for the Merger is unlikely to be obtained, Merger Sub shall immediately communicate such event to the Company and provide the Company with a true and complete copy of any such written communication.

     SECTION 6.11. Knowledge of Breach. If prior to the Closing Merger Sub or any member of the Management Group shall have actual knowledge of any breach of a representation and warranty or covenant of the Company, Merger Sub shall promptly notify the Company of such knowledge, including the basis of such belief set forth in reasonable detail. If an officer of Merger Sub or any member of the Management Group had actual knowledge prior to the execution of this Agreement of a breach by the Company of any representation, warranty, covenant, agreement or condition of this Agreement, such breach shall not be deemed to be a breach of this Agreement for any purpose hereunder, and neither Merger Sub nor any member of the Management Group shall have any claim or recourse against the Company or its directors, officers, employees, affiliates, controlling persons, agents, advisors or representatives with respect to such breach.


                                  ARTICLE VII

                              CLOSING CONDITIONS

     SECTION 7.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

       (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

     (b) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the parties shall use their reasonable best efforts (subject to Section 6.06(b)) to cause any such decree, judgment, injunction or other order to be vacated or lifted.

     (c) HSR Act. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated.

     SECTION 7.02. Additional Conditions to Obligations of Merger Sub. The obligation of Merger Sub to effect the Merger is also subject to satisfaction or waiver of the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement, shall be true and correct, in each case as of the Effective Time as though made on and as of the Effective Time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and (iii) where the failure to be true and correct would not, individually or in the aggregate with all other such failures, have a Company Material Adverse Effect.

     (b) Agreement and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

     (c) Financing. Merger Sub shall have obtained the financing (the "Financing") described in the Commitment Letter attached hereto as Annex A, and the proceeds of such Financing shall have been received by or made immediately available to Merger Sub at or immediately prior to the Closing.


     (d) Dissenting Shares. On the Closing Date, Dissenting Shares shall aggregate no more than 7.5% of the then outstanding shares of Common Stock.


     (e) Material Adverse Effect. Subsequent to the date of this Agreement, there shall not have occurred an event or events which, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect, provided, however, that, for the purposes of this
   Section 7.01(e), the following shall be excluded from the definition of "Company Material Adverse Effect" and from any determination as to whether a Company Material Adverse Effect has occurred or may occur with respect to the Company: the effects of changes that are applicable to (A) the United States and Canada aviation ground services business generally,
   (B) the United States and Canadian economy generally or (C) the United States securities markets generally.

     (f) Officer's Certificate. Merger Sub shall have received a certificate of an appropriate officer of the Company to the effect that the conditions set forth in Section 7.02(a), (b), (d) and (e) have been satisfied at the Effective Time.

     SECTION 7.03. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver of the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of Merger Sub contained in this Agreement shall, if qualified by materiality, be true and correct, and if not so qualified, be true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date.

     (b) Agreement and Covenants. Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

     (c) Officer's Certificate. The Company shall have received a certificate of an appropriate officer of Merger Sub to the effect that the conditions set forth in Section 7.03(a) and (b) have been satisfied at the Effective Time.


                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company:

       (a) by mutual consent of the Company (acting through the Special Committee) and Merger Sub;

     (b) by Merger Sub upon a material breach of any covenant or agreement on the part of the Company set forth in this Agreement which has not been cured, or if any representation or warranty of the Company shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured prior to April 30, 1999;

     (c) by the Company upon a material breach of any covenant or agreement on the part of Merger Sub set forth in this Agreement which has not been cured, or if any representation or warranty of the Company or Merger Sub shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured prior to April 30, 1999;


     (d) by either Merger Sub or the Company, if any permanent injunction, order, decree, ruling or other action by any Governmental Entity preventing the consummation of the Merger shall have become final and nonappealable;

     (e) by either Merger Sub or the Company, if the Merger shall not have been consummated before April 30, 1999 (provided that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

     (f) by Merger Sub if: (i) the Board of Directors of the Company (acting through the Special Committee) shall withdraw, modify or change its recommendation so that it is not in favor of this Agreement or the Merger or shall have resolved to do any of the foregoing; (ii) the Board of Directors of the Company (acting through the Special Committee) shall have recommended or resolved to recommend to its stockholders an Acquisition Proposal; or (iii) the stockholder approval required pursuant to Section 7.01(a) shall not have been obtained by April 30, 1999;

       (g) by the Company (acting through the Special Committee) as provided in
   Section 6.04; and

     (h) by the Company (acting through the Special Committee) if it has received a notice from Merger Sub that the Commitment Letter has been terminated or cancelled.

     The right of any party hereto to terminate this Agreement pursuant to this
Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

     SECTION 8.02. Effect of Termination. Except as provided in Section 8.05 or
Section 9.01(b), in the event of the termination of this Agreement pursuant to
Section 8.01, this Agreement shall forthwith become void, there shall be no liability on the part of any party hereto, or any of their respective officers or directors, to the other and all rights and obligations of any party hereto shall cease; provided, however, that nothing herein shall relieve any party from liability for the wilful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     SECTION 8.03. Amendment. Before or after adoption of this Agreement by the stockholders of the Company, this Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that (a) any such amendment shall, on behalf of the Company, have been approved by the Special Committee and (b) after adoption of this Agreement by the stockholders of the Company, no amendment which under applicable law may not be made without the approval of the stockholders of the Company may be made without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.04. Waiver. At any time prior to the Effective Time, either the Company (acting through the Special Committee), on the one hand, or Merger Sub, on the other, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and, with respect to extensions or waivers granted by the Company, if the Special Committee shall have approved such waiver or extension.

     SECTION 8.05. Fees, Expenses and Other Payments. (a) Subject to paragraph
(b) of this Section 8.05, all costs and expenses (including any expenses related to any claims or litigation in connection with the transactions contemplated by this Agreement, or any settlement thereof), including, without limitation, fees and disbursements of counsel, financial advisors and accountants and other out-of-pocket expenses, incurred or to be incurred by the parties hereto in connection with the transactions contemplated hereby (with respect to such party, its "Expenses"), shall be borne solely and entirely by the party which has incurred such costs and expenses; provided, however, that all costs and expenses related to printing and mailing the Proxy Statement shall be borne by the Company.

     (b) The Company agrees that it will, promptly following receipt of reasonable supporting documentation, pay to Merger Sub the reasonable Expenses incurred by Merger Sub in connection with the transactions contemplated by this Agreement, including any fees or expenses payable pursuant to the Commitment Letter upon such termination, (x) up to a maximum reimbursement amount of $1,750,000, if this Agreement shall be terminated by Merger Sub pursuant to clause (i) and (ii) of Section 8.01(f) hereof or if this Agreement is terminated by the Company pursuant to Section 8.01(g) hereof and (y) up to a maximum reimbursement amount of $875,000, if this Agreement shall be terminated by Merger Sub pursuant to clause (iii) of Section 8.01(f) hereof.

                                   ARTICLE IX

                              GENERAL PROVISIONS

     SECTION 9.01. Effectiveness of Representations, Warranties and Agreements. Except as set forth in Section 9.01(b), the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

     (b) The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I, II and IX and Section 6.05 shall survive the Effective Time and those set forth in the last sentence of Section 6.01 and Sections 8.02 and 8.05 and Article IX shall survive termination.

     SECTION 9.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

   (a) If to Merger Sub:

       c/o Jay B. Langner
       River Acquisition Corp.
       111 Great Neck Road
       P.O. Box 355
       Great Neck, NY 11022
       Telecopier No.: (516) 773-0343
       with a copy to:

       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, NY 10153
       Attention: Simeon Gold, Esq.
       Telecopier No.: (212) 310-8007

   (b) If to the Company:

       Hudson General Corporation
       111 Great Neck Road
       P.O. Box 355
       Great Neck, NY 11022
       Attention: Chief Executive Officer
       Telecopier No.: (516) 773-0343
       with separate copies to:

       Skadden, Arps, Slate, Meagher & Flom LLP
       919 Third Avenue
       New York, New York 10022
       Attention: Daniel E. Stoller, Esq.
       Telecopier No.: (212) 735-2000

     SECTION 9.03. Certain Definitions. For purposes of this Agreement, the term:

     (a) "affiliate" means a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

     (b) "business day" means any day other than a day on which (i) banks in the State of New York are authorized or obligated to be closed or (ii) the SEC or The American Stock Exchange, Inc. is closed;

     (c) "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or polices of a person or entity, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise; and

     (d) "Management Group" means those persons listed on Schedule 9.03(d).

     (e) "person" means any person or any corporation, partnership, limited liability company or other legal entity.

     (f) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization.

     SECTION 9.04. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 9.06. Entire Agreement. This Agreement, together with the Confidentiality Agreement and the other documents delivered in connection herewith, constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings including, without limitation, the letter agreement dated July 9, 1998 relating to reimbursement of expenses, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

     SECTION 9.07. Assignment. This Agreement shall not be assigned by operation of law or otherwise and any purported assignment shall be null and void, provided that Merger Sub may assign its rights, but not its obligations, under this Agreement to any of its subsidiaries.

     SECTION 9.08. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied (other than the provisions of Section 6.05, which provisions are intended to benefit and may be enforced by the beneficiaries thereof), is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 9.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

     SECTION 9.10. Submission to Jurisdiction; Waivers. Each party hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Court of Chancery, or other courts, of the State of Delaware, and each party hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) the defense of sovereign immunity, (b) any claim that it is not personally subject to the jurisdiction of the courts for any reason other than the failure to serve process in accordance with this
Section 9.10, (c) that it, or its property, is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (d) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

     SECTION 9.11. Enforcement of this Agreement. (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.


     (b) The parties hereto acknowledge and agree that no director, officer, employee, stockholder, affiliate or representative of Merger Sub shall have any liability whatsoever for any obligation or liability of Merger Sub.


     SECTION 9.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Company and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



                                        COMPANY:
                                        HUDSON GENERAL CORPORATION


                                        By: /s/ Michael Rubin
                                          -------------------------
                                          Name: Michael Rubin
                                          Title:  President


                                        MERGER SUB:
                                        RIVER ACQUISITION CORP.


                                        By: /s/ Jay B. Langner
                                          -------------------------
                                          Name: Jay B. Langner
                                          Title:  Chairman

                                                                        ANNEX B

[GRAPHIC OMITTED]



                                                          November 22, 1998

Special Committee of the Board of Directors
Hudson General Corporation
111 Great Neck Road
Great Neck, NY 11021

Gentlemen:

     We understand that Hudson General Corporation ("Hudson") and River Acquisition Corp. ("Acquisition Corp.") are entering into a Merger Agreement dated November 22, 1998 (the "Agreement") proposing to effect a cash merger transaction as described in the Agreement (the "Transaction").

     As you know, Allen & Company Incorporated ("Allen") has been engaged by Hudson to render certain financial advisory services. In this connection, pursuant to our February, 1988 engagement letter agreement, as amended July 1, 1998 (the "Engagement Letter"), you have asked us to render our opinion as to the fairness of the consideration to be received by the shareholders of Hudson, other than the shareholders of Acquisition Corp., in connection with the Transaction, from a financial point of view. Pursuant to the Engagement Letter, Allen will receive a fee upon consummation of the Transaction.

     Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. As you are aware, Stanley S. Shuman, a managing director of Allen, serves as a director of Hudson.

     Our opinion as expressed herein reflects and gives effect to our general familiarity with Hudson over a period of time, as well as information concerning Hudson which we acquired during the course of this assignment, including information provided by senior management in the course of a number of discussions. We have not, however, conducted an independent appraisal of Hudson's assets, or independently verified the information concerning Hudson's operations or other data which we have considered in our review. In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Hudson or its representatives, or that was otherwise reviewed by us. With respect to the financial projections provided to us, we have assumed that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of Hudson as to the future operating and financial performance of Hudson. In connection with rendering our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to Hudson or any of its assets.

     In arriving at our conclusion, we have considered, among other factors we deemed relevant, (i) the terms of the draft Merger Agreement and related documentation, which we note did not include provision for a breakup fee payable to Acquisition Corp; (ii) the nature of the operations and financial history of Hudson, including discussions with senior management of Hudson of the business and prospects of Hudson relating to, among other things, Hudson's operating budget and financial projections; (iii) Hudson's filings with the Securities and Exchange Commission, including audited and unaudited financial statements for Hudson; (iv) the historical price ranges and trading volumes for the common stock of Hudson; (v) certain financial and stock market information for certain other companies in businesses related to those of Hudson's; (vi) certain financial information relating to certain merger and acquisition

Hudson General Corporation
November 22, 1998
Page 2

transactions involving companies in businesses related to those of Hudson; and
(vii) certain publicly available information relating to premiums paid in certain selected merger and acquisitions transactions. In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary, industry, regulatory, market and other conditions existing as of the date hereof as they may affect the business and prospects of Hudson.

     It is understood that this opinion is for the information of the Special Committee of the Board of Directors of Hudson and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Hudson or Acquisition Corp. with the Securities and Exchange Commission with respect to the Transaction.

     This opinion does not constitute a recommendation as to what course of action the Special Committee should pursue in connection with the Transaction. The opinion rendered herein does not constitute a recommendation to shareholders of Hudson as to whether to vote in favor of the Transaction.

     Based upon and subject to the forgoing, it is our opinion as of the date hereof that the consideration to be received by the shareholders of Hudson, other than the shareholders of Acquisition Corp., in connection with the Transaction, is fair from a financial point of view.


                                    Very truly yours,
                                    ALLEN & COMPANY INCORPORATED




                                    By: /s/ Stanley S. Shuman
                                      -----------------------------------------
                                        Managing Director






                                                               [GRAPHIC OMITTED]

                                                                        ANNEX C





              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257,
Section 258,  Section 263 or  Section 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Corporation as provided in subsection (f) of Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
   (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX D




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                 OF HUDSON GENERAL CORPORATION AND SUBSIDIARIES


                                                                                         PAGE
                                                                                         -----
Interim Financial Statements (unaudited)
 Hudson General Corporation and Subsidiaries
   Consolidated Statements of Earnings for three months ended September 30, 1998 .....   D-2
   Consolidated Balance Sheets as of September 30, 1998 ..............................   D-3
   Consolidated Statements of Cash Flows for three months ended September 30, 1998 ...   D-4
   Notes to Consolidated Financial Statements for three months ended
    September 30, 1998 ...............................................................   D-6
   Pro Forma Condensed Financial Information .........................................   D-9
   Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1998 ...........   D-10
   Pro Forma Condensed Consolidated Statement of Earnings for three months ended
    September 30, 1998 ...............................................................   D-11
   Pro Forma Condensed Consolidated Statement of Earnings for fiscal year ended
    June 30, 1998 ....................................................................   D-12
   Notes to Pro Forma Condensed Consolidated Financial Statements as of
    September 30, 1998 ...............................................................   D-13
Annual Financial Statements
 Hudson General Corporation and Subsidiaries
   Independent Auditors' Report ......................................................   D-14
   Consolidated Statements of Earnings for years ended June 30, 1998, 1997 and 1996 ..   D-16
   Consolidated Balance Sheets as of June 30, 1998 and 1997 ..........................   D-17
   Consolidated Statements of Stockholders' Equity for years ended June 30, 1998, 1997
    and 1996 .........................................................................   D-18
   Consolidated Statements of Cash Flows for years ended June 30, 1998, 1997 and 1996.   D-19
   Notes to Consolidated Financial Statements for years ended June 30, 1998, 1997 and
    1996 .............................................................................   D-20
   Valuation and Qualifying Accounts
    Years Ended June 30, 1998, 1997 and 1996 .........................................   D-32
 Hudson General LLC and Subsidiaries
   Independent Auditors' Report ......................................................   D-33
   Consolidated Statements of Earnings and Comprehensive Income for years ended
    June 30, 1998, 1997 and period June 1 (inception) to June 30, 1996 ...............   D-34
   Consolidated Balance Sheets as of June 30, 1998 ...................................   D-35
   Consolidated Statements of Members' Equity for years ended June 30, 1998, 1997
    and period June 1 (inception) to June 30, 1996 ...................................   D-36
   Consolidated Statements of Cash Flows for years ended June 30, 1998, 1997 and
    period June 1 (inception) to June 30, 1996 .......................................   D-37
   Notes to Consolidated Financial Statements for years ended June 30, 1998, 1997 and
    period June 1 (inception) to June 30, 1996 .......................................   D-38
   Valuation and Qualifying Accounts
    for years ended June 30, 1998, 1997 and period June 1 (inception) to June 30, 1996   D-45
 Kohala Joint Venture and Subsidiary
   Independent Auditors' Report ......................................................   D-46
   Consolidated Balance Sheets as of June 30, 1998 and 1997 ..........................   D-47
   Consolidated Statements of Operations and Partners' Deficit for years ended
    June 30, 1998, 1997 and 1996 .....................................................   D-48
   Consolidated Statements of Cash Flows for years ended June 30, 1998, 1997 and 1996    D-49
   Notes to Consolidated Financial Statements for years ended June 30, 1998, 1997
    and 1996 .........................................................................   D-50
   Valuation and Qualifying Accounts
    for years ended June 30, 1998, 1997 and 1996 .....................................   D-56

                      CONSOLIDATED STATEMENTS OF EARNINGS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                            THREE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                       ----------------------------
                                                            1998           1997
                                                       -------------   ------------
                                                        (UNAUDITED)     (UNAUDITED)
Revenues ...........................................      $1,401          $1,384
                                                          ------          ------
Costs and expenses:
 Depreciation and amortization .....................         156             176
 Selling, general & administrative .................       1,728           1,697
                                                          ------          ------
   Total costs and expenses ........................       1,884           1,873
                                                          ------          ------
Operating loss .....................................        (483)           (489)
Equity in earnings of Hudson General LLC ...........         769           1,429
Equity in loss of Kohala Joint Venture .............        (667)           (694)
Interest income ....................................       1,013             922
                                                          ------          ------
Earnings before provision for income taxes .........         632           1,168
Provision for income taxes .........................         217             386
                                                          ------          ------
Net earnings .......................................      $  415          $  782
                                                          ======          ======
Earnings per share, basic ..........................      $  .24          $  .45
                                                          ======          ======
Earnings per share, diluted ........................      $  .24          $  .45
                                                          ======          ======
Cash dividends per common share ....................      $   --          $   --
                                                          ======          ======
Weighted average common shares outstanding:
 Basic .............................................       1,745           1,738
                                                          ======          ======
 Diluted ...........................................       1,760           1,752
                                                          ======          ======

         See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES
                                (IN THOUSANDS)




                                                                       SEPTEMBER 30,      JUNE 30,
                                                                            1998            1998
                                                                      ---------------   ------------
                                                                        (UNAUDITED)
ASSETS
Current Assets:
 Cash and cash equivalents ........................................      $  17,030       $  19,001
 Investment securities available for sale .........................         19,853          19,002
 Receivables ......................................................            734             563
 Advances to Hudson General LLC -- net ............................          2,895           2,057
 Prepaid expenses and other assets ................................             43              56
                                                                         ---------       ---------
   Total current assets ...........................................         40,555          40,679
Property and equipment at cost, less accumulated depreciation and
 amortization .....................................................          2,259           2,389
Investment in Hudson General LLC ..................................         22,677          22,306
Investment in Kohala Joint Venture -- net .........................          4,808           4,962
Note receivable from Hudson General LLC ...........................          1,630           3,130
                                                                         ---------       ---------
                                                                         $  71,929       $  73,466
                                                                         =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable .................................................      $      83       $     200
 Accrued expenses and other liabilities ...........................          1,191           2,628
                                                                         ---------       ---------
   Total current liabilities ......................................          1,274           2,828
                                                                         ---------       ---------
Deferred income taxes .............................................          2,197           2,197
                                                                         ---------       ---------
Stockholders' Equity:
 Serial preferred stock (authorized 100,000 shares of $1 par value)
   -- none outstanding ............................................             --              --
 Common stock (authorized 7,000,000 shares of $1 par value)
   -- issued 2,102,260 ............................................          2,102           2,102
 Paid in capital ..................................................         47,868          48,266
 Retained earnings ................................................         29,650          29,235
 Treasury stock, at cost, 357,311 shares ..........................        (11,162)        (11,162)
                                                                         ---------       ---------
   Total stockholders' equity .....................................         68,458          68,441
                                                                         ---------       ---------
                                                                         $  71,929       $  73,466
                                                                         =========       =========

         See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES
                                (IN THOUSANDS)




                                                                                 THREE MONTHS ENDED
                                                                                   SEPTEMBER 30,
                                                                            ----------------------------
                                                                                 1998           1997
                                                                            -------------   ------------
                                                                             (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities:
 Net earnings ...........................................................     $    415        $    782
 Adjustments to reconcile net earnings to net cash used by operating activities:
   Depreciation and amortization ........................................          156             176
   Equity in earnings of Hudson General LLC .............................         (769)         (1,429)
   Equity in loss of Kohala Joint Venture ...............................          667             694
   Accrual of interest income on Kohala Joint Venture advances ..........         (513)           (477)
   Change in other current assets and liabilities:
    Receivables .........................................................         (171)            (73)
    Prepaid expenses and other assets ...................................           13             184
    Accounts payable ....................................................         (117)            (95)
    Accrued expenses and other liabilities ..............................       (1,437)         (1,326)
   Other -- net .........................................................            3              --
                                                                              --------        --------
    Net cash used by operating activities ...............................       (1,753)         (1,564)
                                                                              --------        --------
Cash flows from investing activities:
 Purchase of investment securities available for sale ...................       (2,024)           (972)
 Proceeds from maturity and sale of investment securities available for
   sale .................................................................        1,173              --
 Purchases of property and equipment ....................................          (29)            (12)
 Proceeds from sale of property and equipment ...........................           --              17
 (Advances to) repayments from Hudson General LLC -- net ................         (838)              5
 Collections of note receivable from Hudson General LLC .................        1,500             500
                                                                              --------        --------
    Net cash used by investing activities ...............................         (218)           (462)
                                                                              --------        --------
Cash flows from financing activities:
 Proceeds from issuance of common stock .................................           --              93
                                                                              --------        --------
    Net cash provided by financing activities ...........................           --              93
                                                                              --------        --------
Net decrease in cash and cash equivalents ...............................       (1,971)         (1,933)
Cash and cash equivalents at beginning of period ........................       19,001          18,425
                                                                              --------        --------
Cash and cash equivalents at end of period ..............................     $ 17,030        $ 16,492
                                                                              ========        ========

          See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES


     1. The accompanying unaudited consolidated financial statements were prepared in accordance with generally accepted accounting principles and include all adjustments which, in the opinion of management, are necessary to present fairly the consolidated financial position of Hudson General Corporation and Subsidiaries (the Corporation) as of September 30, 1998 and June 30, 1998, and the results of operations and cash flows for the three months ended September 30, 1998 and 1997. In the opinion of management, all necessary adjustments that were made are of a normal recurring nature. Results of operations for the three months ended September 30, 1998 are not necessarily indicative of the results to be expected for the full fiscal year.


     The consolidated financial statements include the accounts of the Corporation and the Subsidiaries for which it exercises effective control. All material intercompany accounts and transactions have been eliminated in consolidation. Hudson General LLC, the Corporation's aviation services affiliate in which the Corporation has a 74% interest (Hudson LLC), is accounted for under the equity method of accounting (see Note 2). Kohala Joint Venture, a land development joint venture in Hawaii in which the Corporation has a 50% interest (the Venture), is also accounted for under the equity method of accounting (see Note 3).


     The accounting policies followed by the Corporation are stated in Note 1 to the Corporation's consolidated financial statements in the 1998 Hudson General Corporation Annual Report filed under Item 8 to Form 10-K for the Corporation's fiscal year ended June 30, 1998.


     2. The summary consolidated balance sheets for Hudson LLC are as follows:




                                                                      SEPTEMBER 30,     JUNE 30,
                                                                           1998           1998
                                                                     ---------------   ---------
(IN THOUSANDS)                                                         (UNAUDITED)
Cash and cash equivalents ........................................       $ 2,856        $ 3,393
Accounts and notes receivable -- net .............................        16,070         16,886
Other current assets .............................................         7,863          6,391
                                                                         -------        -------
Total current assets .............................................        26,789         26,670
Property, equipment and leasehold rights at cost, less accumulated
 depreciation and amortization ...................................        45,944         45,639
Other assets -- net ..............................................           616            643
                                                                         -------        -------
                                                                         $73,349        $72,952
                                                                         =======        =======
Accounts payable .................................................       $19,952        $17,326
Accrued expenses and other liabilities ...........................        16,322         19,045
Advances from Hudson General Corporation -- net ..................         2,895          2,057
                                                                         -------        -------
Total current liabilities ........................................        39,169         38,428

Long term debt, senior ...........................................           654             --
Deferred income taxes ............................................           319            319
Note payable to Hudson General Corporation .......................         1,630          3,130
Members' equity ..................................................        31,577         31,075
                                                                         -------        -------
                                                                         $73,349        $72,952
                                                                         =======        =======

Summary results of operations for Hudson LLC are as follows:




                                                            THREE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                       ----------------------------
                                                            1998           1997
                                                       -------------   ------------
(IN THOUSANDS)                                          (UNAUDITED)     (UNAUDITED)
Revenues ...........................................      $41,124        $39,356
                                                          -------        -------
Operating costs ....................................       33,740         31,347
Depreciation and amortization ......................        2,050          1,968
Selling, general & administrative costs ............        4,045          3,827
                                                          -------        -------
 Total costs and expenses ..........................       39,835         37,142
                                                          -------        -------
Operating income ...................................        1,289          2,214
Interest income ....................................           55            178
Interest expense ...................................          (89)           (84)
                                                          -------        -------
Earnings before provision for income taxes .........        1,255          2,308
Provision for income taxes .........................          215            377
                                                          -------        -------
Net earnings .......................................      $ 1,040        $ 1,931
                                                          =======        =======

     On October 1, 1998, LAGS (USA) Inc. (an indirect wholly-owned subsidiary of Deutsche Lufthansa AG) (LAGS) gave notice to the Corporation of exercise of its option to increase LAGS' interest in Hudson LLC from 26% to 49% (the Option). The exercise price of the Option is $29,627,000 and was paid to Hudson LLC by LAGS together with interest (which will be recorded by Hudson LLC during the three months ending December 31, 1998) aggregating $1,123,000, calculated at the rate of 11% per annum from July 1, 1998 to the date of the Option closing on November 2, 1998. LAGS (USA) Inc. is a direct wholly-owned subsidiary of Lufthansa Airport and Ground Services GmbH, and was granted the Option under the terms of the Unit Purchase and Option Agreement dated February 27, 1996 pursuant to which it acquired its initial 26% interest in Hudson LLC. After giving effect to the exercise of the Option in the second quarter of fiscal 1999 on November 2, 1998, LAGS will have a 49% interest, and the Corporation will have a 51% interest, effective as of July 1, 1998 in Hudson LLC. As a result of the exercise of the Option, the Corporation's investment in Hudson LLC and paid in capital will be increased by $25,509,000 and $12,570,000 (net of deferred income taxes and transactional fees), respectively. The Corporation is unable to determine when, or whether, such deferred income taxes will result in a current tax liability.

     Upon paying the exercise price to Hudson LLC, LAGS acquired from Hudson LLC 230 additional Class B Units of Hudson LLC. Concurrently therewith, the Corporation converted 230 of the Class A Units of Hudson LLC held by it into 230 new non-voting Preferred Units (the Preferred Units) of Hudson LLC. After giving effect to the exercise of the Option and the Corporation's exchange of 230 Class A Units for 230 Preferred Units, LAGS now owns 490 Class B Units and the Corporation now owns 510 Class A Units (representing 49% and 51%, respectively, of the aggregate number of outstanding Class A and Class B Units). The Preferred Units have a liquidation preference of $128,811 per Unit, and are redeemable by Hudson LLC at any time on or after August 1, 2001 for an amount equal to the liquidation preference. From and after October 1, 2001, the Preferred Units, if not previously called for redemption, are convertible, at the option of the holders, into Class A Units on a one-for one basis. The Preferred Units are entitled to receive a fixed distribution of 3.95% per annum, payable quarterly, commencing on December 31, 1998 until September 30, 2001, and at an Internal Revenue Service safe harbor rate, as defined, thereafter. Such distributions are cumulative, and all such distributions must be made in full before any distribution may be made in respect of the Class A and Class B Units.

     As a result of the timing of the Option closing, the Corporation was required to account for a 74% interest in Hudson LLC's results for the three months ended September 30, 1998. The Corporation's 74% share of Hudson LLC's results, as calculated in accordance with the Limited Liability Company Agreement effective June 1, 1996 among the Corporation, LAGS and Hudson LLC, as amended (the

LLC Agreement), was $769,000 and $1,429,000 for the three months ended September 30, 1998, and 1997, respectively, and are shown as "Equity in earnings of Hudson General LLC" in the accompanying consolidated statements of earnings. The LLC Agreement stipulates that the Corporation and LAGS will share profits and losses in the same proportion as their respective equity interests in Hudson LLC. The effect of the reduction in the Corporation's interest in Hudson LLC's results from 74% to 51% for the three months ended September 30, 1998 was $239,000, and will be reflected in the second quarter of fiscal 1999 as a reduction to the Corporation's paid in capital.


     The LLC Agreement also provides that distributions will be paid annually by Hudson LLC in an amount at least equal to 50% of its domestic net income and 10% of its Canadian pre-tax earnings, as defined. On October 30, 1998, the Member Board of Hudson LLC approved distributions in respect of fiscal 1998 equal to 90% of its domestic net income and 60% of its Canadian pre-tax earnings, as defined, totaling approximately $11,800,000 which were paid in November 1998.


     As a result of the conversion of Debentures into shares of the Corporation's common stock in fiscal 1996 and 1997, Hudson LLC is, on a subordinated basis (as defined), indebted to the Corporation (the Corporate Subordinated Debt). At September 30, 1998, the balance of the Corporate Subordinated Debt was $3,130,000. Hudson LLC is obligated to repay $1,500,000 of such debt to the Corporation on July 15, 1999 and on each July 15th thereafter until the entire principal balance is satisfied. The noncurrent portion of the Corporate Subordinated Debt at September 30, 1998, in the amount of $1,630,000, is shown as "Note receivable from Hudson General LLC" in the accompanying consolidated balance sheets. The current portion of this debt at September 30, 1998, in the amount of $1,500,000, is included in "Advances to Hudson General LLC -- net" in the accompanying consolidated balance sheets. Interest on the Corporate Subordinated Debt is payable semi-annually in January and July at the rate of 7% per annum.


     The effect of Hudson LLC's foreign currency translation adjustments for the three months ended September 30, 1998 was a decrease of $538,000 and is included in Members' equity in the summary consolidated balance sheets for Hudson LLC.


     3. The Corporation is a partner in the Venture which was formed to acquire, develop and sell approximately 4,000 contiguous acres of land in Hawaii (the Project).


     The summary consolidated balance sheets for the Venture are as follows:




                                                           SEPTEMBER 30,      JUNE 30,
                                                                1998            1998
                                                          ---------------   ------------
(IN THOUSANDS)                                              (UNAUDITED)
Cash and equivalents ..................................      $     112       $     355
Land and development costs ............................          9,268           9,210
Mortgages, accounts and notes receivable ..............          1,638           2,137
Foreclosed real estate -- net .........................          2,671           2,186
Other assets -- net ...................................          1,521           1,549
                                                             ---------       ---------
                                                             $  15,210       $  15,437
                                                             =========       =========
Partner advances and accrued interest payable .........      $  59,278       $  58,178
Accounts payable and accrued expenses .................            868             860
Partners' deficit .....................................        (44,936)        (43,601)
                                                             ---------       ---------
                                                             $  15,210       $  15,437
                                                             =========       =========

         Summary results of operations for the Venture are as follows:


                                                           THREE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                      ----------------------------
                                                           1998           1997
                                                      -------------   ------------
(IN THOUSANDS)                                         (UNAUDITED)     (UNAUDITED)
Net sales .........................................     $     88        $     76
                                                        --------        --------
Selling, general and administrative costs .........          381             499
Interest -- net ...................................        1,042             965
                                                        --------        --------
   Total costs ....................................        1,423           1,464
                                                        --------        --------
   Net loss .......................................     $ (1,335)       $ (1,388)
                                                        ========        ========

     The Corporation's 50% share of the Venture's results were losses of $667,000 and $694,000 for the three months ended 1998 and 1997, respectively, and have been included in "Equity in loss of Kohala Joint Venture" in the accompanying consolidated statements of earnings. The Corporation's partner in the Venture is Oxford Kohala, Inc. (the Partner), a wholly owned subsidiary of Oxford First Corporation (Oxford First). Under the Restated Joint Venture Agreement dated April 29, 1981, as amended (the Agreement), the partners have agreed to make equal advances to the Venture for all costs necessary for the orderly development of the land. During the three months ended September 30, 1998, the Corporation did not make any advances to the Venture. The Corporation's net advances (including accrued interest) at September 30, 1998 were $21,139,000.


     4. Accrued expenses and other liabilities consisted of the following:




                                   SEPTEMBER 30,     JUNE 30,
                                        1998           1998
                                  ---------------   ---------
(IN THOUSANDS)                      (UNAUDITED)
Salaries and wages ............        $  109        $1,917
Retirement plan costs .........           369           307
Income taxes payable ..........           459           192
Other .........................           254           212
                                       ------        ------
                                       $1,191        $2,628
                                       ======        ======

     5. In the second quarter of fiscal 1998 the Corporation adopted Statement of Financial Accounting Standards No. 128, Earnings per Share, and has restated all prior-period earnings per share (EPS) data presented.


     A reconciliation of the numerators and denominators of the basic and diluted EPS computations are as follows:




                                                                                  THREE MONTHS ENDED
                                                                                    SEPTEMBER 30,
                                                                             ----------------------------
                                                                                  1998           1997
                                                                             -------------   ------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                      (UNAUDITED)     (UNAUDITED)
Net earnings for computing earnings per share, basic and diluted .........       $  415         $  782
                                                                                 ======         ======
Weighted average number of common shares outstanding .....................        1,745          1,738
Add: Incremental shares from assumed exercise of stock options ...........           15             14
                                                                                 ------         ------
Weighted average number of common and potential common shares
 outstanding for computing earnings per share, diluted ...................        1,760          1,752
                                                                                 ======         ======
Earnings per share, basic ................................................       $  .24         $  .45
                                                                                 ======         ======
Earnings per share, diluted ..............................................       $  .24         $  .45
                                                                                 ======         ======

     6. Certain items previously reported in specific financial statement captions have been reclassified to conform with the fiscal 1999 presentation.

                   PRO FORMA CONDENSED FINANCIAL INFORMATION


     As previously reported by the Corporation on its Form 8-K dated October 16, 1998, on October 1, 1998 LAGS (USA) Inc. (an indirect wholly-owned subsidiary of Deutsche Lufthansa AG) (LAGS) gave notice to the Corporation of exercise of its option to increase LAGS' interest in Hudson General LLC (Hudson
LLC) from 26% to 49% (the Option). The exercise price of the Option is $29,627,000 and was paid to Hudson LLC by LAGS together with interest at the rate of 11% per annum from July 1, 1998 to the date of the Option closing on November 2, 1998. As a result of the exercise of the Option, the Corporation's investment in Hudson LLC and paid in capital will be increased by $25,509,000 and $12,570,000 (net of deferred income taxes and transaction fees), respectively. The Corporation is presently unable to determine when, or whether, such deferred income taxes will result in a current tax liability.


     LAGS (USA) Inc. is a direct wholly-owned subsidiary of Lufthansa Airport and Ground Services GmbH, and was granted the Option under the terms of the Unit Purchase and Option Agreement dated February 27, 1996 pursuant to which it acquired its initial 26% interest in Hudson LLC. After giving effect to the exercise of the Option in the second quarter of fiscal 1999 on November 2, 1998, LAGS will have a 49% interest, and the Corporation will have a 51% interest, effective as of July 1, 1998 in Hudson LLC. In connection with the Option exercise, the Corporation received new non-voting Preferred Units (the Preferred Units) of Hudson LLC. The Preferred Units are entitled to receive a fixed distribution of 3.95% per annum, payable quarterly, commencing on December 31, 1998 until September 30, 2001, and at an Internal Revenue Service safe harbor rate, as defined, thereafter.


     The Corporation is providing the following pro forma financial information relating to this transaction: (i) Pro forma condensed consolidated balance sheet as of September 30, 1998 which assumes that the transaction was completed as of September 30, 1998; and (ii) Pro forma condensed consolidated statements of earnings for the three months ended September 30, 1998 and the year ended June 30, 1998 which assume that the transaction was completed as of July 1, 1997.


     The Pro Forma Statements are for illustrative purposes only and are not necessarily indicative of what the Corporation's results of operations or balance sheet would actually have been if the transaction had been concluded as of the assumed dates, nor are they necessarily indicative of future financial performance or results of operations.

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1998
                       (UNAUDITED, AMOUNTS IN THOUSANDS)




                                                                                    PRO FORMA
                                                    HISTORICAL                     ADJUSTMENTS                        PRO FORMA
                                                   ------------ -------------------------------------------------   ------------
ASSETS
Current assets:
 Cash and cash equivalents .......................  $  17,030              $            (750) (4)                    $  16,280
 Investment securities available for sale ........     19,853                                                           19,853
 Receivables .....................................        734                                                              734
 Advances to Hudson General LLC ..................      2,895                                                            2,895
 Prepaid expenses and other assets ...............         43                                                               43
                                                    ---------              -----------------                         ---------
   Total current assets ..........................     40,555                           (750)                           39,805
Property, plant and equipment at cost -- net .....      2,259                                                            2,259
Investment in Hudson General LLC .................     22,677                         25,509 (1),(2),(8)                48,186
Investment in Kohala Joint Venture -- net ........      4,808              -----------------                             4,808
Note receivable from Hudson General LLC ..........      1,630                                                            1,630
                                                    ---------                                                        ---------
                                                    $  71,929              $          24,759                         $  96,688
                                                    =========              =================                         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ................................  $      83                                                        $      83
 Accrued expenses and other liabilities ..........      1,191                                                            1,191
                                                    ---------                                                        ---------
   Total current liabilities .....................      1,274                                                            1,274
                                                    ---------                                                        ---------
Deferred income taxes ............................      2,197              $          12,189 (3)                        14,386
                                                    ---------              -----------------                         ---------
Stockholders' Equity:
 Common stock ....................................      2,102                                                            2,102
 Paid in capital .................................     47,868                         12,570 (1),(2),(3),(4),(8)        60,438
 Retained earnings ...............................     29,650                                                           29,650
 Treasury stock ..................................    (11,162)                                                         (11,162)
                                                    ---------              -----------------                         ---------
   Total stockholders' equity ....................     68,458                         12,570                            81,028
                                                    ---------              -----------------                         ---------
                                                    $  71,929              $          24,759                         $  96,688
                                                    =========              =================                         =========

See accompanying notes to pro forma condensed consolidated financial statements.

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                     THREE MONTHS ENDED SEPTEMBER 30, 1998
           (UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                                           PRO FORMA
                                                        HISTORICAL        ADJUSTMENTS       PRO FORMA
                                                       ------------   ------------------   ----------
Revenues ...........................................      $1,401                             $1,401
                                                          ------          --------           ------
Costs and expenses:
 Depreciation and amortization .....................         156                                156
 Selling, general and administrative ...............       1,728                              1,728
                                                          ------          --------           ------
   Total costs and expenses ........................       1,884                              1,884
                                                          ------          --------           ------
Operating loss .....................................        (483)                              (483)
Equity in earnings of Hudson General LLC ...........         769          $   (239)(5)          530
Equity in loss of Kohala Joint Venture .............        (667)                              (667)
Interest income ....................................       1,013               394 (6)        1,407
                                                          ------          --------           ------
Earnings before provision for income taxes .........         632               155              787
Provision for income taxes .........................         217                53 (7)          270
                                                          ------          --------           ------
Net earnings .......................................      $  415          $    102           $  517
                                                          ======          ========           ======
Earnings per share, basic ..........................      $  .24                             $  .30
                                                          ======                             ======
Earnings per share, diluted ........................      $  .24                             $  .29
                                                          ======                             ======
Shares outstanding, basic ..........................       1,745                              1,745
Shares outstanding, diluted ........................       1,760                              1,760
                                                          ======                             ======

See accompanying notes to pro forma condensed consolidated financial statements.

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                        FISCAL YEAR ENDED JUNE 30, 1998
           (UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                                                  PRO FORMA
                                                              HISTORICAL         ADJUSTMENTS        PRO FORMA
                                                             ------------   --------------------   ----------
Revenues .................................................     $  5,783                             $  5,783
                                                               --------         ----------          --------
Costs and expenses:
 Depreciation and amortization ...........................          664                                  664
 Selling, general and administrative .....................        7,843                                7,843
                                                               --------         ----------          --------
   Total costs and expenses ..............................        8,507                                8,507
                                                               --------         ----------          --------
Operating loss ...........................................       (2,724)                              (2,724)
Equity in earnings of Hudson General LLC .................        9,426         $   (2,930)(5)         6,496
Equity in loss of Kohala Joint Venture ...................       (2,822)                              (2,822)
Interest income ..........................................        4,156              1,689 (6)         5,845
                                                               --------         ----------          --------
Earnings before provision (benefit) for income taxes .....        8,036             (1,241)            6,795
Provision (benefit) for income taxes .....................        2,780               (429)(7)         2,351
                                                               --------         ----------          --------
Net earnings .............................................     $  5,256         $     (812)         $  4,444
                                                               ========         ==========          ========
Earnings per share, basic ................................     $   3.02                             $   2.55
                                                               ========                             ========
Earnings per share, diluted ..............................     $   2.99                             $   2.53
                                                               ========                             ========
Shares outstanding, basic ................................        1,742                                1,742
Shares outstanding, diluted ..............................        1,757                                1,757
                                                               ========                             ========

See accompanying notes to pro forma condensed consolidated financial statements.

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


(1) To record the increase in the carrying amount of the investment in Hudson LLC in connection with the issuance of units by Hudson LLC as a result of the exercise of the Option by LAGS for an exercise price of $29,627,000.

(2) It is the accounting policy of the Corporation to reflect increases in the Corporation's investment in subsidiaries that result from the direct sale of shares by the subsidiary as a capital transaction in the Corporation's consolidated financial statements. Thus, the increase in the Corporation's investment in Hudson LLC as a result of the exercise of the Option by LAGS has been reflected as an increase in the Corporation's paid in capital, net of applicable deferred federal and state income taxes of $12,189,000 and estimated transaction fees of $750,000.

(3)   To record deferred income taxes relating to the exercise of the Option.

(4) To record estimated transaction fees of $750,000 to be paid by the Corporation.

(5) To adjust the Corporation's share of Hudson LLC's results of operations from 74% to 51%.

(6) To reflect the fixed distribution to the Corporation from Hudson LLC related to the Preferred Units.

(7) To record the U.S. tax effects of the pro forma statement of earnings adjustments at an estimated combined effective federal and state tax rate.

(8) To adjust the Corporation's share of Hudson LLC's foreign currency translation adjustments from 74% to 51%.

                          INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
Hudson General Corporation:


     We have audited the accompanying consolidated balance sheets of Hudson General Corporation and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson General Corporation and subsidiaries at June 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                              KPMG PEAT MARWICK LLP



Jericho, New York
August 14, 1998, except for note 2,
which is as of September 16, 1998

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Hudson General Corporation:


     Under date of August 14, 1998, except for note 2, which is as of September 16, 1998, we reported on the consolidated balance sheets of Hudson General Corporation and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998, as contained in the fiscal 1998 annual report to stockholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1998. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule listed in item 14(a)2. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.


     In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                        KPMG PEAT MARWICK LLP


Jericho, New York
September 16, 1998

                      CONSOLIDATED STATEMENTS OF EARNINGS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                 YEAR ENDED JUNE 30,
                                                       ---------------------------------------
                                                           1998          1997          1996
                                                       -----------   -----------   -----------
Revenues ...........................................    $  5,783      $   5,064     $157,100
                                                        --------      ---------     --------
Costs and expenses:
 Operating .........................................          --                     113,744
 Depreciation and amortization .....................         664            772        7,165
 Selling, general & administrative .................       7,843          8,047       16,755
                                                        --------      ---------     --------
   Total costs and expenses ........................       8,507          8,819      137,664
                                                        --------      ---------     --------
Operating income (loss) ............................      (2,724)        (3,755)      19,436
Equity in earnings of Hudson General LLC ...........       9,426         11,955          855
Equity in loss of Kohala Joint Venture .............      (2,822)       (11,292)      (3,021)
Interest income ....................................       4,156          3,958        2,222
Interest expense ...................................          --                      (1,843)
                                                        --------      ---------     --------
Earnings before provision for income taxes .........       8,036            866       17,649
Provision for income taxes .........................       2,780            391        7,183
                                                        --------      ---------     --------
Net earnings .......................................    $  5,256      $     475     $ 10,466
                                                        ========      =========     ========
Earnings per share, basic ..........................    $   3.02      $     .26     $   9.09
                                                        ========      =========     ========
Earnings per share, diluted ........................    $   2.99      $     .26     $   5.60
                                                        ========      =========     ========

         See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES
                                (IN THOUSANDS)




                                                                                    JUNE 30,
                                                                           ---------------------------
                                                                               1998           1997
                                                                           ------------   ------------
ASSETS
Current assets:
 Cash and cash equivalents .............................................    $  19,001      $  18,425
 Investment securities available for sale ..............................       19,002          8,792
 Receivables ...........................................................          563            540
 Advances to Hudson General LLC net ....................................        2,057            361
 Prepaid expenses and other assets .....................................           56            250
                                                                            ---------      ---------
   Total current assets ................................................       40,679         28,368
Property and equipment at cost, less accumulated depreciation and
 amortization ..........................................................        2,389          2,902
Investment in Hudson General LLC .......................................       22,306         26,395
Investment in Kohala Joint Venture net .................................        4,962          5,893
Note receivable from Hudson General LLC ................................        3,130          4,630
                                                                            ---------      ---------
                                                                            $  73,466      $  68,188
                                                                            =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ......................................................    $     200      $     161
 Accrued expenses and other liabilities ................................        2,628          2,536
                                                                            ---------      ---------
   Total current liabilities ...........................................        2,828          2,697
                                                                            ---------      ---------
Deferred income taxes ..................................................        2,197            107
                                                                            ---------      ---------
Stockholders' Equity:
 Serial preferred stock (authorized 100,000 shares of $1 par value) none
   outstanding .........................................................           --
 Common stock (authorized 7,000,000 shares of $1 par value) issued
   2,102,260 and 2,092,160 shares ......................................        2,102          2,092
 Paid in capital .......................................................       48,266         48,732
 Retained earnings .....................................................       29,235         25,722
 Treasury stock, at cost, 357,311 shares ...............................      (11,162)       (11,162)
                                                                            ---------      ---------
   Total stockholders' equity ..........................................       68,441         65,384
                                                                            ---------      ---------
                                                                            $  73,466      $  68,188
                                                                            =========      =========

         See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                                ACCUMULATED
                                   COMMON STOCK ISSUED                            OTHER
YEARS ENDED JUNE 30,              ---------------------  PAID IN    RETAINED   COMPREHENSIVE    TREASURY   STOCKHOLDERS'
1998, 1997 AND 1996                  SHARES    AMOUNTS   CAPITAL    EARNINGS      INCOME         STOCK        EQUITY
--------------------------------- ----------- --------- ---------- ---------- --------------- ------------ --------------
Balance, June 30, 1995 ..........  1,253,802   $1,254    $ 6,759    $ 16,707     $ (1,483)     $  (1,621)     $ 21,616
 Common stock issued in
  connection with
  exercise of stock
  options .......................     16,000       16        249                                                   265
 Dividends ($.50 per
  share) ........................                                       (578)                                     (578)
 Equity adjustment from
  foreign currency
  translation ...................                                                      13                           13
 Effect of equity infusion
  in Hudson General
  LLC net .......................                         10,783                    1,470                       12,253
 Purchase of treasury
  stock .........................                                                                   (389)         (389)
 Conversion of
  convertible
  subordinated
  debentures ....................      7,599        7        242                                                   249
 Net earnings ...................                                     10,466                                    10,466
                                   ---------   ------    -------    --------     --------      ---------      --------
Balance, June 30, 1996 ..........  1,277,401    1,277     18,033      26,595                      (2,010)       43,895
 Common stock issued in
  connection with
  exercise of stock
  options .......................     10,500       11        154                                                   165
 Dividends ($.75 per
  share) ........................                                     (1,348)                                   (1,348)
 Equity adjustment from
  foreign currency
  translation ...................                           (101)                                                 (101)
 Effect of equity infusion
  in Hudson General
  LLC net .......................                          5,805                                                 5,805
 Purchase of treasury
  stock .........................                                                                 (9,152)       (9,152)
 Conversion of
  convertible
  subordinated
  debentures ....................    804,259      804     24,841                                                25,645
 Net earnings ...................                                        475                                       475
                                   ---------   ------    -------    --------     --------      ---------      --------
Balance, June 30, 1997 ..........  2,092,160    2,092     48,732      25,722                     (11,162)       65,384
 Common stock issued in
  connection with
  exercise of stock
  options .......................     10,100       10        148          --           --             --           158
 Dividends ($1.00 per
  share) ........................         --       --         --      (1,743)          --             --        (1,743)
 Equity adjustment from
  foreign currency
  translation ...................         --       --       (614)         --           --             --          (614)
 Net earnings ...................         --       --         --       5,256           --             --         5,256
                                   ---------   ------    -------    --------     --------      ---------      --------
 Balance, June 30, 1998 .........  2,102,260   $2,102    $48,266    $ 29,235           --      $ (11,162)     $ 68,441
                                   =========   ======    =======    ========     ========      =========      ========

         See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES
                                (IN THOUSANDS)



                                                                             YEAR ENDED JUNE 30,
                                                                  -----------------------------------------
                                                                      1998          1997           1996
                                                                  -----------   ------------   ------------
Cash flows from operating activities:
 Net earnings .................................................    $   5,256     $     475      $  10,466
 Adjustments to reconcile net earnings to net cash provided
   (used) by operating activities:
   Depreciation and amortization ..............................          664           772          7,165
   Provision for losses on accounts receivable net ............           --                          362
   Deferred income taxes ......................................        2,090          (655)        (1,090)
   Equity in earnings of Hudson General LLC ...................       (9,426)      (11,955)          (855)
   Equity in loss of Kohala Joint Venture .....................        2,822        11,292          3,021
   Accrual of interest income on Kohala Joint Venture
    advances ..................................................       (1,891)       (1,765)        (1,604)
   Gain on sale of equipment ..................................           --                         (139)
   Change in other current assets and liabilities:
    Accounts and notes receivables ............................          (23)         (302)         2,845
    Prepaid expenses and other assets .........................          194            52           (504)
    Deferred income taxes .....................................           --                        2,342
    Accounts payable ..........................................           39          (310)           892
    Income taxes payable ......................................           --                          165
    Accrued expenses and other liabilities ....................          286        (1,112)         1,785
   Decrease in long-term receivables net ......................           --                          522
   Other net ..................................................           --            23             91
                                                                   ---------     ---------      ---------
      Net cash provided (used) by operating activities ........           11        (3,485)        25,464
                                                                   ---------     ---------      ---------
Cash flows from investing activities:
 Purchases of investment securities available for sale ........      (21,918)       (8,792)
 Proceeds from maturity and sale of investment securities
   available for sale .........................................       11,708
 Purchases of property and equipment ..........................         (178)         (326)       (13,158)
 Proceeds from sale of property and equipment .................           27            80            244
 Distributions from Hudson General LLC ........................       12,707
 (Advances to) repayments from Hudson General LLC .............         (696)        7,302         (7,233)
 Collections of note receivable from Hudson General LLC .......          500        21,283
 Advances to Kohala Joint Venture net .........................           --                         (772)
 Net cash transferred to Hudson General LLC upon formation.....           --                       (3,002)
 Fees related to transfer of assets to Hudson General LLC .....           --                         (825)
                                                                   ---------     ---------      ---------
      Net cash provided (used) by investing activities ........        2,150        19,547        (24,746)
                                                                   ---------     ---------      ---------
Cash flows from financing activities:
 Proceeds from issuance of common stock .......................          158           162            335
 Cash dividends paid ..........................................       (1,743)       (1,348)          (578)
 Purchase of treasury stock ...................................           --        (9,152)          (389)
                                                                   ---------     ---------      ---------
      Net cash used by financing activities ...................       (1,585)      (10,338)          (632)
                                                                   ---------     ---------      ---------
Effect of exchange rate changes on cash .......................           --                            2
                                                                   ---------                    ---------
Net increase in cash and cash equivalents .....................          576         5,724             88
Cash and cash equivalents at beginning of year ................       18,425        12,701         12,613
                                                                   ---------     ---------      ---------
Cash and cash equivalents at end of year ......................    $  19,001     $  18,425      $  12,701
                                                                   =========     =========      =========

          See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Hudson General Corporation and the subsidiaries for which it exercises effective control (the Corporation). All material intercompany accounts and transactions have been eliminated in consolidation. Kohala Joint Venture, a land development venture in Hawaii in which the Corporation has a 50% interest (the Venture), is accounted for under the equity method of accounting (see Note 3). Effective June 1, 1996, the Corporation consummated a transaction (the Transaction) in which a third party, Lufthansa Airport and Ground Services GmbH (LAGS), an indirect wholly-owned subsidiary of Deutsche Lufthansa AG, acquired a 26% interest in the Corporation's aviation services business (the Aviation Business). As part of the Transaction, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson General LLC (Hudson LLC), a newly-formed limited liability company (see Note 2). LAGS received a 26% interest in Hudson LLC. At the same time, the Corporation, Hudson LLC and LAGS USA Inc., a wholly-owned subsidiary of LAGS (LAGS USA), entered into a Limited Liability Company Agreement effective June 1, 1996 (the LLC Agreement). Due to the provisions in the LLC Agreement, as amended, effective June 1, 1996, the Corporation has accounted for its interest in Hudson LLC under the equity method of accounting. As a result, the fiscal 1998 and 1997 consolidated statements of earnings of the Corporation contain the operating results of the Aviation Business under the equity method of accounting. The fiscal 1996 consolidated statement of earnings of the Corporation contains the operating results of the Aviation Business on a consolidated basis for eleven months and under the equity method of accounting for one month. As a result of the Corporation's transfer of substantially all of the Aviation Business assets and liabilities to Hudson LLC, such assets and liabilities are not reflected in the Corporation's accompanying consolidated balance sheets. The Corporation's stockholders equity was increased by $5,704,000 and $12,253,000 in fiscal 1997 and the month of June 1996, respectively, as a result of the Corporation's equity interest in Hudson LLC's capital transactions.

     DESCRIPTION OF BUSINESS: The Corporation through its 74% ownership interest in Hudson LLC, provides a broad and diverse range of services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment. In addition to its airport related services, Hudson LLC provides transportation management services for various governmental agencies and authorities.

     DEPRECIATION AND AMORTIZATION: Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives.

     INCOME TAXES: Effective July 1, 1993, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes.

     FINANCIAL INSTRUMENTS: The Corporation believes that the book values of its monetary assets and liabilities approximate fair values as a result of the short-term nature of such assets and liabilities.

     FOREIGN CURRENCY TRANSLATION: The financial position and results of operations of the Corporation's Canadian operations were measured using local currency as the functional currency. Assets and liabilities were translated into U.S. dollars at year-end rates of exchange, and revenues and expenses were translated at the average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements were accumulated as a separate component of stockholders' equity.

     STATEMENTS OF CASH FLOWS: For purposes of the consolidated statements of cash flows, the Corporation considers all securities with an original maturity of approximately three months or less at the date of acquisition to be cash equivalents. The changes in specified asset and liability accounts in the accompanying consolidated statements of cash flows for fiscal 1996 are exclusive of the effect of the transfer of specified assets and liabilities of the Aviation Business to Hudson LLC. In fiscal 1998, 1997 and

1996 income taxes (net of refunds) of $132,000, $963,000 and $5,064,000, respectively, were paid. During fiscal 1998 and 1997, there was no interest paid. Interest of $2,030,000 was paid in fiscal 1996.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     EARNINGS PER SHARE: In the second quarter of fiscal 1998, the Corporation adopted the provisions of SFAS No. 128, "Earnings Per Share," and has restated all prior-period earnings per share (EPS) data presented. This statement establishes standards for computing and presenting EPS, replacing the presentation of previously required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of earnings. The impact of the Corporation's adoption of this statement was not material to previously reported EPS amounts.

     A reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended June 30, 1998, 1997 and 1996 is as follows:




                                                                           1998        1997         1996
                                                                        --------- -------------- ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE
                                                                                     AMOUNTS)
Net earnings ..........................................................  $5,256       $ 475       $10,466
Add: Interest on 7% convertible subordinated debentures due 2011
 less applicable income taxes .........................................      --            (a)      1,032
                                                                         ------       --------    -------
Net earnings for computing earnings per share, diluted ................  $5,256       $ 475       $11,498
                                                                         ======       ======      =======
Weighted average number of common shares outstanding ..................   1,742       1,814         1,151
Add: Incremental shares from assumed:
 Exercise of stock options ............................................      15          18            17
 Conversion of 7% convertible subordinated debentures .................      --            (a)        884
                                                                         ------       --------    -------
Weighted average number of common and potential common
 shares outstanding for computing earnings per share, diluted .........   1,757       1,832         2,052
                                                                         ======       ======      =======
Earnings per common share, basic ......................................  $ 3.02       $ .26       $  9.09
                                                                         ======       ======      =======
Earnings per common share, diluted ....................................  $ 2.99       $ .26       $  5.60
                                                                         ======       ======      =======

----------
(a) Assumed conversion is antidilutive, and accordingly, the 7% convertible subordinated debentures are excluded from the computation.


     LONG-LIVED ASSETS: Effective July 1, 1996 the Corporation adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have any impact on the Corporation's consolidated financial position or results of operations.

     STOCK-BASED COMPENSATION: Effective July 1, 1996 the Corporation adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Corporation has chosen to continue to account for stock-based compensation under the existing accounting rules contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, but will provide pro forma disclosures of any future stock-based compensation expense determined under the fair-value provisions of SFAS No. 123, if material. As of June 30, 1995, no further grants were available under any of the Corporation's stock-based employee compensation plans.

     MARKETABLE SECURITIES: The Corporation had invested $19,002,000 and $8,792,000 at June 30, 1998 and 1997, respectively, in commercial paper, and government and corporate fixed income securities. The maturities of such investments are generally less than one year. The book values of the investments approximate their respective market values as a result of the short-term nature of the securities and the low level of risk in these types of investments.

     COMPREHENSIVE INCOME: Effective for fiscal 1998, the Corporation has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The Corporation has no activities which represent items of other comprehensive income and, accordingly, the adoption of SFAS No. 130 did not have a material effect on the Corporation's consolidated financial statements.

     RECLASSIFICATIONS: Certain items previously reported in specific financial statement captions have been reclassified to conform with the fiscal 1998 presentation.


2. INVESTMENT IN HUDSON GENERAL LLC

     Effective June 1, 1996 pursuant to the terms of the Unit Purchase and Option Agreement dated February 27, 1996 (the Purchase Agreement) between the Corporation and LAGS, the Corporation transferred substantially all of the assets and liabilities of the Aviation Business to Hudson LLC. In exchange for the transfer of such assets and liabilities and the assumption by Hudson LLC, as co-obligor with the Corporation, of all of the Corporation's 7% convertible subordinated debentures (see Note 7), the Corporation received a 74% interest in Hudson LLC. In addition, Hudson LLC sold LAGS a 26% interest in Hudson LLC for a purchase price of $23,686,000 in cash (after certain adjustments), of which $15,848,000 was paid at the closing, and deferred payments (the Deferred Payments) of $2,650,000 and $5,188,000 plus interest thereon were made, respectively, in September 1996 and December 1996. The Corporation's investment in Hudson LLC and paid in capital were increased by its 74% interest in the Deferred Payments. The Purchase Agreement, as amended, provides LAGS an option (the LAGS Option), exercisable on October 1 of each year through 1999, effective as of the preceding July 1, pursuant to which LAGS may increase its equity ownership in Hudson LLC from 26% to a maximum of 49%, for a price based on a formula related to the average earnings of the Aviation Business over the four fiscal years preceding the exercise of the option, subject to certain minimum and maximum amounts. On September 16, 1998, the Corporation was advised that the Supervisory Board of Deutsche Lufthansa AG approved the exercise by LAGS USA of the LAGS Option to increase its equity interest in Hudson LLC from 26% to 49%. As a result, the Corporation expects LAGS to give notice of its exercise of the LAGS Option on or about October 1, 1998. The exercise price is approximately $29,600,000.

     The LLC Agreement, as amended, stipulates that the Corporation and LAGS USA will share profits and losses in the same proportion as their respective equity interests in Hudson LLC, except that the Corporation was entitled to all interest earned on the Deferred Payments. In addition, LAGS USA would not share in any pre-tax earnings, as defined, of the Aviation Business in excess of $14,690,000 and $15,863,000 in fiscal 1997 and 1998, respectively, unless the aggregate of the pre-tax earnings of the Aviation Business for fiscal 1997 and 1998 exceeded $30,553,000. Such pre-tax earnings exceeded $30,553,000, and as a result, LAGS USA is not limited by the LLC Agreement from sharing in pre-tax earnings of the Aviation Business for those years. Hudson LLC's net earnings in June 1996 were allocated 100% to the Corporation.

     In June 1996, primarily as a result of the Corporation retaining certain trade receivables, the Corporation made net advances of $7,233,000 on behalf of Hudson LLC. Such balance was repaid to the Corporation by Hudson LLC (together with accrued interest at the Corporation's incremental borrowing rate) during fiscal 1997. The Corporation's net advances to Hudson LLC were $2,057,000 and $361,000 at June 30, 1998 and 1997, respectively.

     Pursuant to the LLC Agreement, as amended, the Corporation will continue to manage the Aviation Business and will be entitled to charge Hudson LLC an overhead fee equal to the sum of an agreed upon percentage of Hudson LLC's consolidated domestic revenues and an agreed upon percentage of Hudson LLC's consolidated Canadian revenues. (The Corporation and LAGS USA agreed to overhead fees for fiscal 1998 of 3 1/2% and 1 1/4%, respectively, and overhead fees for fiscal 1997 of 3% and 1%, respectively). The LLC Agreement, as amended, also provides for a Member Board on which the Corporation has three votes and LAGS USA has two votes, and allows either Member to veto certain major transactions and to veto any reduction in distributions stipulated in the LLC Agreement, as amended. The LLC Agreement, as amended, provides that distributions will be paid annually in an amount at least equal to 50% of domestic net income and 10% of Canadian pre-tax earnings, as defined, from the Aviation Business. Such distributions, totaling approximately $8,300,000 for fiscal 1997 and the month of June 1996, were made in October 1997. An additional distribution of $7,500,000 with respect to fiscal 1997 was made in December 1997.


     The summary consolidated balance sheets for Hudson LLC as of June 30, 1998 and 1997 are as follows:



                                                                        1998        1997
                                                                     ---------   ----------
                                                                         (IN THOUSANDS)
Cash and cash equivalents ........................................    $ 3,393     $12,324
Accounts and notes receivable net ................................     16,886      15,289
Other current assets .............................................      6,391       4,211
                                                                      -------     -------
  Total current assets ...........................................     26,670      31,824
Property, equipment and leasehold rights at cost, less accumulated
 depreciation and amortization ...................................     45,639      44,948
Other assets net .................................................        643       2,248
                                                                      -------     -------
                                                                      $72,952     $79,020
                                                                      =======     =======
Accounts payable .................................................    $17,326     $18,528
Accrued expenses and other liabilities ...........................     19,045      20,291
Advances from Hudson General Corporation net .....................      2,057         361
                                                                      -------     -------
  Total current liabilities ......................................     38,428      39,180
Deferred income taxes ............................................        319
Note payable to Hudson General Corporation .......................      3,130       4,630
Members equity ...................................................     31,075      35,210
                                                                      -------     -------
                                                                      $72,952     $79,020
                                                                      =======     =======

     Summary results of operations for Hudson LLC for fiscal 1998, 1997 and the month of June 1996 are as follows:



                                                           1998          1997         1996
                                                       -----------   -----------   ----------
                                                                   (IN THOUSANDS)
Revenues ...........................................    $168,947      $167,729      $12,096
                                                        --------      --------      -------
Operating costs ....................................     131,643       128,749        9,259
Depreciation and amortization ......................       8,237         7,510          673
Selling, general and administrative costs ..........      14,459        13,625        1,317
                                                        --------      --------      -------
   Total costs and expenses ........................     154,339       149,884       11,249
                                                        --------      --------      -------
Operating income ...................................      14,608        17,845          847
Interest (expense) income net ......................        (122)          179           49
                                                        --------      --------      -------
Earnings before provision for income taxes .........      14,486        18,024          896
Provision for income taxes .........................       1,748         2,085           41
                                                        --------      --------      -------
   Net earnings ....................................    $ 12,738      $ 15,939      $   855
                                                        ========      ========      =======

     The Corporation's share of Hudson LLC's results is shown as Equity in earnings of Hudson General LLC in the accompanying consolidated statements of earnings.

3. INVESTMENT IN KOHALA JOINT VENTURE

     The Venture was formed to acquire, develop and sell approximately 4,000 contiguous acres of land in Hawaii (the Project). The Project is being developed in four successive phases. The first two phases, containing approximately 2,100 acres, have been developed and substantially sold. The third phase, containing approximately 550 acres, has also been developed and has 84 parcels available for sale. The fourth phase has yet to be developed, except to the extent common improvements (main road, water wells, etc.) have been completed. During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop Phase IV into 1,490 units. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed in the Circuit Court of Hawaii by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on Phase IV zoning. The County and the Venture appealed this ruling to the Hawaii Supreme Court, and in May 1997, the Supreme Court vacated the summary judgment which was previously granted and remanded certain related issues to the Circuit Court for that Court to decide. In March and April 1998, the Circuit Court ruled in favor of the County and the Venture on the remanded issues and certain other issues. In July 1998 the Circuit Court granted summary judgment in favor of the County and the Venture on all remaining claims in the suit. Although Plaintiffs have indicated they intend to appeal any decision unfavorable to them, it is uncertain at this time whether an appeal will be filed by Plaintiffs. Since a final judgment has not yet been entered, the time period for filing an appeal has not yet commenced. The Venture cannot determine the effect of this litigation on the timing of development of Phase IV or expenditures related thereto until it is known whether an appeal will be filed. The joint venture partners continue to reevaluate plans for Phase IV which has to date only had limited development.

     The Corporation's partner in the Venture is Oxford Kohala, Inc. (the Partner), a wholly-owned subsidiary of Oxford First Corporation (Oxford First). Under the Restated Joint Venture Agreement dated April 29, 1981, as amended (the Agreement), the Partners have agreed to make equal advances to the Venture for all costs necessary for the orderly development of the land and to share profits equally. During fiscal 1998, the Corporation did not make any advances to the Venture.

     The Corporation accrues interest income on its advances to the Venture at the rate agreed to by the Partners (currently 1% below prime). The Corporation defers recognition of such interest income to the extent that such interest rate exceeds the Corporation's weighted average cost of funds. At June 30, 1998 and 1997, the amount of deferred interest income was $2,352,000 and $2,159,000, respectively. The Corporation will recognize deferred interest income when additional distributions or payments related to the Venture, if any, are made to the Corporation. Interest income accrued by the Corporation for fiscal 1998 and 1997 was $1,891,000 and $1,765,000, respectively.

     The summary consolidated balance sheets for the Venture as of June 10, 1998 and 1997 are as follows:




                                                                    1998           1997
                                                                ------------   ------------
                                                                      (IN THOUSANDS)
Cash and equivalents ........................................    $     355      $     730
Land and development costs (including capitalized interest of
 $6,548,000 and $6,591,000)..................................        9,210          9,264
Mortgages, accounts and notes receivable ....................        2,137          2,779
Foreclosed real estate net ..................................        2,186          2,854
Other assets net ............................................        1,549          1,590
                                                                 ---------      ---------
                                                                 $  15,437      $  17,217
                                                                 =========      =========
Partner advances and accrued interest payable ...............    $  58,178      $  54,013
Accounts payable and accrued expenses .......................          860          1,162
Partners deficit ............................................      (43,601)       (37,958)
                                                                 ---------      ---------
                                                                 $  15,437      $  17,217
                                                                 =========      =========

     In the fourth quarter of fiscal 1997, the Venture recorded a charge of $17,000,000 to write-down its real estate assets to their estimated fair values. The charge is the result of the continuing periodic evaluation of the carrying value of the Venture's real estate assets. The Partners concluded, as a result of their most recent in-depth analysis of an updated independent appraisal of such assets and the consideration of other factors affecting the development of the property, that the carrying value of the real estate assets should be reduced. Factors considered by the Partners included the Partners plans to reevaluate the fourth phase of the Project which has to date only had limited development, the current condition of the Hawaiian real estate market and general economic conditions. In connection with the Venture's reduction of the carrying value of its real estate assets, the Corporation reduced the carrying value of a portion of its advances to the Venture in the amount of $8,500,000. The Corporation's total advances (including accrued interest and after such reduction) at June 30, 1998 and 1997 were $20,589,000 and $18,506,000, respectively.

     Summary results of operations for the Venture for the fiscal years ended June 30, 1998, 1997 and 1996 are as follows:



                                                          1998            1997           1996
                                                      ------------   -------------   ------------
                                                                    (IN THOUSANDS)
Net sales .........................................     $    666       $   1,455       $    677
                                                        --------       ---------       --------
Cost of sales .....................................          326           1,106            365
Write-down of real estate assets ..................           --          17,000
Selling, general and administrative costs .........        2,046           2,340          2,953
Interest, net .....................................        3,937           3,593          3,401
                                                        --------       ---------       --------
Net loss ..........................................     $ (5,643)      $ (22,584)      $ (6,042)
                                                        ========       =========       ========

     As a partnership, the Venture is not subject to federal or state income taxes. The Corporation's share of the Venture's results is shown as Equity in loss of Kohala Joint Venture in the accompanying consolidated statements of earnings.


4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

     (a) Accrued expenses and other liabilities at June 30, 1998 and 1997 consisted of the following:



                                     1998        1997
                                  ---------   ---------
                                     (IN THOUSANDS)
Salaries and wages ............    $1,917      $1,940
Retirement plan costs .........       307         319
Other .........................       404         277
                                   ------      ------
                                   $2,628      $2,536
                                   ======      ======

     Maintenance and repair expenses were $7,536,000 for fiscal 1996. Bad debt expenses were $362,000 for fiscal 1996.

     (b) The consolidated financial statements include: revenues of $38,005,000 and earnings of $3,166,000 in fiscal 1996 related to the Corporation's Canadian operations.


5. PROPERTY AND EQUIPMENT

     The number of years over which major classes of assets are being depreciated and amortized, and the costs and related accumulated depreciation and amortization as of June 30, 1998 and 1997 are set forth below:



                                                         ESTIMATED
                                                       USEFUL LIVES        1998          1997
                                                      --------------   -----------   -----------
                                                                            (IN THOUSANDS)
Operating equipment ...............................       2--12         $  7,416      $  7,640
Office furnishings and equipment ..................       5--10              943           821
Leasehold improvements ............................       6--9               246           239
                                                                        --------      --------
                                                                           8,605         8,700
Accumulated depreciation and amortization .........                       (6,216)       (5,798)
                                                                        --------      --------
                                                                        $  2,389      $  2,902
                                                                        ========      ========

     At June 30, 1998 and 1997, the Corporation leased operating equipment to Hudson LLC with a net book value of $1,853,000 and $2,394,000, respectively.

6. LONG-TERM DEBT


     Pursuant to a Revolving Credit Agreement with a group of banks dated June 1, 1996 (the Credit Agreement), the Corporation may borrow funds (including outstanding letters of credit) up to a limit of $6,000,000 until June 30, 1999 at which time the Credit Agreement terminates. There were no direct borrowings or letters of credit outstanding under the Credit Agreement at June 30, 1998 and 1997. The Credit Agreement provides the Corporation with the option of selecting a rate of interest at either the base rate or 1 3/8% above the LIBO rate, as defined.


     The Credit Agreement requires that the Corporation meet certain financial covenants and allows the Corporation to pay dividends or purchase, redeem or retire its stock so long as such financial covenants are met. Pursuant to the Credit Agreement, the Corporation may advance up to $2,000,000 to the Venture in any fiscal year or up to $5,000,000 during the term of the Credit Agreement, net of any distributions received from the Venture by the Corporation during such periods. Since the inception of the Credit Agreement the Corporation has not increased its net advances to the Venture. The Corporation has granted the banks a security interest in all of its membership units of Hudson LLC and certain other assets.


     In July 1986 the Corporation issued $30,000,000 of 7% convertible subordinated debentures due 2011 (the Debentures). In connection with the Transaction, effective June 1, 1996, Hudson LLC assumed the obligations of the Debentures and the Corporation remained as a co-obligor. The Debentures were convertible at any time prior to maturity into shares of the Corporation's common stock at a conversion price of $32.75 per share.


     At June 1, 1996 there was $28,821,000 principal balance of the Debentures outstanding. During June and August 1996, the Debentures were called for redemption and as a result, $2,408,000 principal balance of the Debentures were redeemed during fiscal 1997. In addition, during fiscal 1997 and the month of June 1996, $26,343,000 and $70,000, respectively, of the Debentures were converted into shares of the Corporation's common stock and to such extent Hudson LLC became indebted, on a subordinated basis, to the Corporation (the Corporate Subordinated Debt). At September 5, 1996, no Debentures remained outstanding.


     During fiscal 1997, Hudson LLC utilized the proceeds from the Deferred Payments together with a portion of the proceeds received at the closing of the Transaction to repay $21,283,000 of the outstanding balance of the Corporate Subordinated Debt. At June 30, 1998 and 1997, the balance of the Corporate Subordinated Debt was $4,630,000 and $5,130,000, respectively. The noncurrent portion of such debt at June 30, 1998 and 1997 of $3,130,000 and $4,630,000, respectively, is shown as Note receivable from Hudson General LLC in the accompanying consolidated balance sheets. Hudson LLC is obligated to repay the remaining balance of $4,630,000 to the Corporation as follows: (i) $1,500,000 on July 15, 1998; and (ii) $1,500,000 on each July 15th thereafter until the entire principal balance is satisfied. The current portion of this debt at June 30, 1998 (which was paid in July 1998) and 1997, of $1,500,000 and $500,000, respectively, is included in Advances to Hudson General LLC net in the accompanying consolidated balance sheets. Interest on the Corporate Subordinated Debt is payable semi-annually in January and July at the rate of 7% per annum.

7. INCOME TAXES


     Provision for income taxes consisted of the following for the years ended June 30, 1998, 1997 and 1996:



                        1998        1997        1996
                      --------   ---------   ---------
                               (IN THOUSANDS)
Federal:
 Current ..........    $  445     $   97      $3,415
 Deferred .........     1,535       (456)      1,485
Foreign:
 Current ..........        --                    324
 Deferred .........        --                    449
State:
 Current ..........       245        687         789
 Deferred .........       555         63         721
                       ------     ------      ------
                       $2,780     $  391      $7,183
                       ======     ======      ======

     A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to earnings before provision for income taxes for the years ended June 30, 1998, 1997 and 1996 follows:



                                                                       1998        1997        1996
                                                                    ---------   ---------   ---------
                                                                             (IN THOUSANDS)
Tax at federal statutory rate ...................................    $2,732      $  295      $6,001
Increase (decrease) in income taxes resulting from:
 Reevaluation of valuation allowance ............................                              (960)
 Foreign tax differential .......................................        --                     395
 Effect of foreign income, previously taxed .....................      (485)       (449)
 State income taxes, net of federal income tax effect ...........       528         495         997
 Provision for future repatriation of Canadian earnings .........        --                     750
 Other net ......................................................         5          50
                                                                     ------      ------
Provision for income taxes ......................................    $2,780      $  391      $7,183
                                                                     ======      ======      ======

     Deferred tax assets (liabilities) are comprised of the following as of June 30, 1998 and 1997:



                                                                        1998           1997
                                                                    ------------   -----------
                                                                          (IN THOUSANDS)
Deferred tax assets:
 Reserves for doubtful accounts, claims, etc. ...................     $    149      $    319
 Retirement plans ...............................................          104           108
 Alternative minimum tax ........................................          471           285
                                                                      --------      --------
  Current deferred tax assets ...................................          724           712
                                                                      --------      --------
 State income taxes .............................................           --           510
 Difference between book and tax carrying value of Hudson LLC               --           193
 Difference in the Venture's book and tax year-end ..............          449           525
                                                                      --------      --------
  Noncurrent deferred tax assets ................................          449         1,228
                                                                      --------      --------
  Net deferred tax assets .......................................     $  1,173      $  1,940
                                                                      --------      --------
Deferred tax liabilities:
 Difference between book and tax carrying value of Hudson LLC         $ (1,056)     $
 State income taxes .............................................         (271)
 Property, equipment and leasehold rights, principally
   depreciation domestic ........................................         (929)         (857)
 Provision for future repatriation of Canadian earnings .........         (750)         (750)
 Interest capitalized on financial statements ...................         (364)         (440)
                                                                      --------      --------
  Noncurrent deferred tax liabilities ...........................       (3,370)       (2,047)
                                                                      --------      --------
  Net deferred tax liabilities ..................................     $ (2,197)     $   (107)
                                                                      ========      ========

     Under SFAS No. 109, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At July 1, 1993, the Corporation provided a 100% valuation allowance for the net operating loss carryforwards and depreciation differences relating to its Canadian operations since realization of the related deferred tax assets was uncertain at that time. The net change in the valuation allowance for fiscal 1996 was a decrease of $960,000. The decrease reflects the recognition of $960,000 of deferred tax assets resulting from a review of prior Canadian operating results and anticipation of future Canadian earnings, which together with cessation of operations of the Corporation's Canadian fixed base operations, made the realization of additional Canadian depreciation differences more likely than not.

     As a result of the Transaction, $852,000 of deferred tax assets related to the Corporation's Canadian subsidiary were transferred to Hudson LLC on June 1, 1996 and the Corporation will no longer be required to provide for or reflect foreign taxes in its consolidated financial statements. In addition, beginning June 30, 1996, the Corporation's deferred tax assets and liabilities relating to Hudson LLC appear as a separate item within deferred taxes. Due to anticipation by the Corporation of the future repatriation of Canadian earnings, the Corporation provided in fiscal 1996 for U.S. income taxes of $750,000.

     In April 1997, Hudson LLC's Canadian subsidiary was notified by Canadian taxation authorities of their intention to disallow loss and depreciation deductions and carryforwards related to an internal recapitalization in fiscal 1990 by the Corporation of such Canadian subsidiary. If the position of the Canadian taxation authorities (as currently proposed) is sustained, a foreign income tax liability of approximately $3,900,000, plus interest, would result. The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against any liability resulting from this matter. The Corporation's management disagrees with the position of the Canadian taxation authorities and intends to vigorously contest any potential assessments made by them. Accordingly, no provision has been made in the accompanying consolidated financial statements for foreign income taxes related to this matter.

     For tax purposes, the Corporation will receive a pass-through of its share of taxable income or loss from Husdon LLC and will provide for and pay federal and state taxes on its share of the income or loss of Hudson LLC.


8. COMMON STOCK

     (a) The Corporation's 1981 Non-Qualified Stock Option and Stock Appreciation Rights Plan (the Plan) provided for the issuance of non-qualified stock options (Options) to key employees. In connection with these Options, the Board of Directors Stock Option and Appreciation Rights Committee (the Committee) could also grant stock appreciation rights (Rights) exercisable in lieu of the Options, and/or limited rights (Limited Rights) exercisable under certain circumstances in lieu of the Options. No further Options or Rights may be granted under the Plan. The exercise price of outstanding Options under the Plan is the fair market value (as defined in the Plan) of the shares of the Corporation's common stock on the date of grant.

     Activity in Options during fiscal 1998 and 1997 was as follows:



Outstanding June 30, 1996 ...........      49,400
Exercised ($14.79 per share).........      (8,500)
Exercised ($19.07 per share).........        (700)
                                           ------
Outstanding June 30, 1997 ...........      40,200
Exercised ($14.79 per share).........      (8,400)
Exercised ($19.07 per share).........        (400)
                                           ------
Outstanding June 30, 1998 ...........      31,400
                                           ======

     Limited Rights were also granted in conjunction with Options granted in May 1990 and June 1991 of which 28,100 ($14.79 per share) and 3,300 ($19.07 per share) were outstanding at June 30, 1998. At June

30, 1998 the aggregate Option price and quoted market value of Corporation stock subject to outstanding Options were $479,000 and $1,590,000, respectively. All outstanding Options and Rights were granted with a term of ten years and are currently exercisable.

     (b) The Corporation's 1981 Incentive Stock Option (ISO) and Stock Appreciation Rights Plan (the Plan) provided for the issuance of ISO's to key employees. The fair market value, as defined, at the date of grant, for which an individual may have been awarded ISO's, was limited to $100,000 per calendar year. No further ISO's may be granted under the Plan. The exercise price of all ISO's outstanding under the Plan is one hundred percent (100%) of the fair market value (as defined in the Plan) of the shares of the Corporation's common stock on the date of grant.

     The Committee was also authorized to grant Rights and/or Limited Rights in conjunction with ISO's granted under the Plan. In all material respects, Rights and Limited Rights granted under the ISO Plan operate in a manner identical to Rights and Limited Rights granted under the 1981 Non-Qualified Stock Option and Stock Appreciation Rights Plan.

     Activity in ISO's (and Rights) during fiscal 1998 and 1997 was as follows:



Outstanding June 30, 1996 ...........       8,300
Exercised ($19.88 per share).........      (1,300)
                                           ------
Outstanding June 30, 1997 ...........       7,000
Exercised ($19.88 per share).........      (1,300)
                                           ------
Outstanding June 30, 1998 ...........       5,700
                                           ======

     Limited Rights were also granted in conjunction with ISO's granted in June 1991 of which 5,700 ($19.88 per share) were outstanding at June 30, 1998. At June 30, 1998 the aggregate ISO price and quoted market value of Corporation stock subject to outstanding ISO's were $113,000 and $289,000, respectively. All outstanding ISO's were granted with a term of ten years and are currently exercisable.

     (c) Common Stock Reserved: Common shares were reserved for issuance at June 30, 1998 as follows:



Exercise of incentive stock options--1981 Plan .............     5,700
Exercise of non-qualiifed stock options--1981 Plan .........    31,400
                                                                ------
 Total .....................................................    37,100
                                                                ======

     (d) In fiscal 1997, the Board of Directors authorized the repurchase of up to 400,000 shares of the Corporation's common stock, which purchases could be made from time to time in either open market or privately negotiated transactions. Prior to the fiscal 1997 authorizations, the Corporations still had authority to repurchase up to 35,700 shares from a previous authorization. During fiscal 1997, the Corporation repurchased 243,000 shares in the open market for an aggregate purchase price of $9,152,000. No shares were repurchased during fiscal 1998.

     (e) In connection with the conversion of the Debentures, during fiscal 1997, the Corporation issued 804,259 shares of its common stock. As a result, "Stockholders' equity" as shown in the accompanying consolidated statements of stockholders' equity increased by $25,645,000.

9. RETIREMENT PLANS

     The Corporation maintains a 401(k) Profit Sharing Plan (the Plan) covering substantially all of its domestic employees not subject to collective bargaining agreements. Pursuant to the Plan, the Corporation makes a matching contribution equal to 25% of the Compensation (as defined in the Plan) that each participant elects to defer (up to 5% of the participant's Compensation) and contribute to the Plan. In addition, the Corporation may make a discretionary annual contribution. As of January 1, 1997, Hudson LLC established a 401(k) Profit Sharing Plan covering substantially all of its domestic employees not subject to collective bargaining agreements which contains terms and conditions similar to those of the Plan. Prior to this date, such employees were covered under the Plan. During fiscal 1998, 1997 and 1996, the Corporation contributed $234,000, $219,000 and $798,000, respectively, to the Plan representing employer matching and discretionary contributions.

     During fiscal 1995, the Corporation's Canadian subsidiary (which effective June 1, 1996 became a direct subsidiary of Hudson LLC) established a Group Registered Retirement Savings Plan (RRSP) covering substantially all of its employees not subject to collective bargaining agreements. Under the RRSP such subsidiary may make a discretionary annual contribution. During fiscal 1996, such subsidiary contributed $79,000 to the RRSP.

     Net expense related to the Corporation's retirement plans was $239,000, $238,000 and $877,000 (including the RRSP) for fiscal 1998, 1997 and 1996, respectively.


10. COMMITMENTS AND CONTINGENCIES


 (A) LEASES

     Minimum rental payments for future fiscal years under non-cancelable operating leases are: $433,000 in 1999; $442,000 in 2000; $451,000 in 2001;
$461,000 in 2002; and $235,000 in 2003.

     Total rental expense incurred amounted to $412,000, $346,000 and $5,740,000 for fiscal 1998, 1997 and 1996 (excluding sublease income amounting to $517,000 in fiscal 1996).


 (B) LITIGATION

     In 1988, Texaco Canada Inc. (Texaco) (now known as McColl-Frontenac Inc.) instituted a lawsuit (the Texaco Lawsuit) in the Supreme Court of Ontario, Canada against the Corporation, the Corporation's Canadian subsidiary (now owned by Hudson LLC) and Petro-Canada Inc. (the corporation which supplied aviation fuel for the Corporation's Canadian fixed base operations). The Texaco Lawsuit's allegations, as amended, were that the defendants interfered with contractual and fiduciary relations, conspired to injure, and induced the breach of a fuel supply agreement between Texaco and Innotech Aviation Limited (Innotech) in connection with the purchase by the Corporation from Innotech in 1984 of certain assets of Innotech's airport ground services business. The Texaco Lawsuit sought compensatory and punitive damages totaling $110,000,000 (Canadian) (approximately $80,000,000 (U.S.)) plus all profits earned by the defendants subsequent to the alleged breach. The trial, which began in May 1996, concluded after several adjournments May 7, 1997. On May 25, 1998, the trial judge issued an oral decision in the Corporation's favor.

     In finding that there was no liability on the part of the Corporation, its Canadian subsidiary or Petro-Canada, the judge ruled that none of these parties had induced any breach of the fuel supply agreement, nor had any of them interfered with the plaintiff's contractual and fiduciary relations. The judge also ruled that Innotech did not breach its fuel supply agreement with Texaco, nor was there any fiduciary relationship between Innotech and Texaco.

     The trial judge rendered an oral decision, and Texaco, which has served a Notice of Appeal, cannot pursue any appeal until the decision has been issued in written form. The decision dealt solely with the issue of liability, and a separate hearing before another judicial officer would have to be held on the issue of damages. It is expected that a hearing on damages would not be held unless Texaco decides to pursue, and is successful in, its appeal of the liability decision.

     The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against all losses related to the Texaco Lawsuit.


11. RELATED PARTY TRANSACTIONS

     Since February 1988, the Corporation has engaged an investment banking firm of which a director of the Corporation is affiliated to render certain investment banking services. In connection with the Transaction, such investment banking firm was paid $517,000 for services rendered in fiscal 1996, and if the LAGS Option is exercised, would be entitled to a fee of 2% of the option price.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)


     The following table sets forth unaudited quarterly financial information for fiscal 1998 and 1997:




                                               FIRST       SECOND      THIRD           FOURTH
 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     QUARTER     QUARTER     QUARTER         QUARTER
------------------------------------------   ---------   ---------   ---------   -----------------
1998(a)
Revenues .................................    $1,384      $1,381      $1,570        $   1,448
Gross profit .............................     1,238       1,240       1,438            1,326
Net earnings .............................       782       1,383       2,145              946
Earnings per share, basic:
 Net earnings ............................    $  .45      $  .79      $ 1.23        $     .54
                                              ------      ------      ------        ---------
Earnings per share diluted:
 Net earnings ............................    $  .45      $  .79      $ 1.22        $     .54
                                              ------      ------      ------        ---------
1997(a)
Revenues .................................    $1,150      $1,154      $1,426        $   1,334
Gross profit .............................       982         988       1,267            1,175
Net earnings (loss) ......................       686       1,660       1,901           (3,772)(b)
Earnings (loss) per share, basic:
 Net earnings (loss) .....................    $  .39      $  .86      $ 1.05        $   (2.14)
                                              ------      ------      ------        ---------
Earnings (loss) per share: diluted:
 Net earnings (loss) .....................    $  .37      $  .85      $ 1.04        $   (2.12)
                                              ------      ------      ------        ---------

----------
(a) As a result of the Transaction (see Note 2), effective June 1, 1996 the Corporation's interest in the Aviation Business is accounted for under the equity method.

(b) Includes a pre-tax charge of $8,500 related to the Corporation's investment in and advances to the Kohala Joint Venture (see Note 3).

                  HUDSON GENERAL CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996




         COLUMN A              COLUMN B                       COLUMN C                            COLUMN D          COLUMN E
--------------------------   ------------   ---------------------------------------------   -------------------   -----------
                                                              ADDITIONS
                                            ---------------------------------------------
                              BALANCE AT     CHARGED TO              CHARGED TO                  DEDUCTIONS        BALANCE AT
                               BEGINNING      COSTS AND                 OTHER                       FROM              END
        DESCRIPTION             OF YEAR       EXPENSES                ACCOUNTS                    RESERVES          OF YEAR
--------------------------   ------------   ------------   ------------------------------   -------------------   -----------
1998 and 1997 -- Allowance
 for doubtful accounts
 receivable ..............   $       --       $     --           $            --                $       --         $     --
                             ==========       ========           ===============                ==========         ========
1996 -- Allowance for
 doubtful accounts
 receivable ..............   $1,579,000       $362,000           $    (1,820,000)(B,C,D)        $  121,000 (A)     $     --
                             ==========       ========           ===============                ==========         ========

----------
NOTES:

(A)        Write-offs.

(B)        Foreign exchange.

(C)        Recoveries.

(D)        Includes transfer of $1,804,000 to Hudson General LLC.

                         INDEPENDENT AUDITORS' REPORT


The Board of Member Representatives
Hudson General LLC:


     We have audited the accompanying consolidated balance sheets of Hudson General LLC and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of earnings and comprehensive income, members' equity and cash flows for the years ended June 30, 1998, 1997 and the period June 1 (inception) to June 30, 1996. We have also audited financial statement schedule
II. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson General LLC and subsidiaries at June 30, 1998 and 1997 and the results of their operations and their cash flows for the years ended June 30, 1998, 1997 and the period June 1 (inception) to June 30, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                        KPMG PEAT MARWICK LLP


Jericho, New York
August 14, 1998, except for note 2,
which is as of September 16, 1998

         CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

                      HUDSON GENERAL LLC AND SUBSIDIARIES
                                (IN THOUSANDS)




                                                          YEAR ENDED JUNE 30,       PERIOD JUNE 1
                                                       -------------------------    (INCEPTION) TO
                                                           1998          1997       JUNE 30, 1996
                                                       -----------   -----------   ---------------
Revenues ...........................................    $168,947      $167,729         $12,096
                                                        --------      --------         -------
Costs and expenses:
 Operating .........................................     131,643       128,749           9,259
 Depreciation and amortization .....................       8,237         7,510             673
 Selling, general & administrative .................      14,459        13,625           1,317
                                                        --------      --------         -------
   Total costs and expenses ........................     154,339       149,884          11,249
                                                        --------      --------         -------
Operating income ...................................      14,608        17,845             847
Interest income ....................................         411         1,137             217
Interest expense ...................................        (533)         (958)           (168)
                                                        --------      --------         -------
Earnings before provision for income taxes .........      14,486        18,024             896
Provision for income taxes .........................       1,748         2,085              41
                                                        --------      --------         -------
Net earnings .......................................      12,738        15,939             855
                                                        --------      --------         -------
Other comprehensive income:
 Foreign currency translation adjustment ...........        (830)         (123)             43
                                                        --------      --------         -------
Other comprehensive income .........................        (830)         (123)             43
                                                        --------      --------         -------
Comprehensive income ...............................    $ 11,908      $ 15,816         $   898
                                                        ========      ========         =======

         See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                      HUDSON GENERAL LLC AND SUBSIDIARIES
                                (IN THOUSANDS)




                                                                             JUNE 30,
                                                                     ------------------------
                                                                         1998         1997
                                                                     -----------   ----------
ASSETS
Current assets:
 Cash and cash equivalents .......................................    $  3,393      $ 12,324
 Accounts and notes receivable -- net ............................      16,886        15,289
 Inventory .......................................................       1,523         1,272
 Prepaid expenses and other assets ...............................       4,868         2,939
                                                                      --------      --------
   Total current assets ..........................................      26,670        31,824
Property, equipment and leasehold rights at cost, less accumulated
 depreciation and amortization ...................................      45,639        44,948
Long-term receivables -- net .....................................          --         1,361
Deferred income taxes ............................................          --           174
Excess cost over fair value of net assets acquired ...............         643           713
                                                                      --------      --------
                                                                      $ 72,952      $ 79,020
                                                                      ========      ========
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
 Accounts payable ................................................    $ 17,326      $ 18,528
 Income taxes payable ............................................         590         1,280
 Accrued expenses and other liabilities ..........................      18,455        19,011
 Advances from Hudson General Corporation -- net .................       2,057           361
                                                                      --------      --------
   Total current liabilities .....................................      38,428        39,180
                                                                      --------      --------
Deferred income taxes ............................................         319            --
Note payable to Hudson General Corporation .......................       3,130         4,630
                                                                      --------      --------
   Total noncurrent liabilities ..................................       3,449         4,630
                                                                      --------      --------
Members' Equity:
 Contributed capital .............................................      19,966        19,966
 Retained earnings ...............................................      13,489        16,794
 Accumulated other comprehensive income ..........................      (2,380)       (1,550)
                                                                      --------      --------
   Total members' equity .........................................      31,075        35,210
                                                                      --------      --------
                                                                      $ 72,952      $ 79,020
                                                                      ========      ========

         See accompanying notes to consolidated financial statements.

                  CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

                       HUDSON GENERAL LLC AND SUBSIDIARIES
       YEARS ENDED JUNE 30, 1998, 1997 AND THE PERIOD JUNE 1 (INCEPTION)
                                TO JUNE 30, 1996
                                 (IN THOUSANDS)




                                                                                   ACCUMULATED
                                                                                      OTHER
                                                   CONTRIBUTED      RETAINED      COMPREHENSIVE      MEMBERS'
                                                     CAPITAL        EARNINGS          INCOME          EQUITY
                                                  -------------   ------------   ---------------   ------------
Balance, June 1, 1996 (Inception) .............      $    --       $      --         $    --        $      --
 Equity contributions .........................       12,123              --          (1,470)          10,653
 Equity adjustment from foreign currency
   translation ................................           --              --              43               43
 Net earnings .................................           --             855              --              855
                                                     -------       ---------         -------        ---------
Balance, June 30, 1996 ........................       12,123             855          (1,427)          11,551
 Equity contributions .........................        7,843              --              --            7,843
 Equity adjustment from foreign currency
   translation ................................           --              --            (123)            (123)
 Net earnings .................................           --          15,939              --           15,939
                                                     -------       ---------         -------        ---------
Balance, June 30, 1997 ........................       19,966          16,794          (1,550)          35,210
 Cash distributions ...........................           --         (15,783)             --          (15,783)
 Distributions in the form of a tax credit.....           --            (260)             --             (260)
 Equity adjustment from foreign currency
   translation ................................           --              --            (830)            (830)
 Net earnings .................................           --          12,738              --           12,738
                                                     -------       ---------         -------        ---------
Balance, June 30, 1998 ........................      $19,966       $  13,489        ($ 2,380)       $  31,075
                                                     =======       =========         =======        =========

         See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      HUDSON GENERAL LLC AND SUBSIDIARIES
                                (IN THOUSANDS)




                                                                                          PERIOD JUNE 1
                                                                YEAR ENDED   YEAR ENDED   (INCEPTION) TO
                                                                 JUNE 30,     JUNE 30,       JUNE 30,
                                                                   1998         1997           1996
                                                               ------------ ------------ ---------------
Cash flows from operating activities:
Net earnings .................................................  $  12,738    $  15,939      $    855
Adjustments to reconcile net earnings to net cash provided
 (used) by operating activities:
 Depreciation and amortization ...............................      8,237        7,510           673
 (Recovery of) provision for losses on accounts receivable
   -- net ....................................................       (113)         188            14
 Loss (gain) on sale of equipment ............................       (170)         (60)           67
 Change in other current assets and liabilities:
   Accounts and notes receivables -- net .....................     (2,015)       2,533        (7,011)
   Inventory .................................................       (284)        (162)          (40)
   Prepaid expenses and other assets .........................     (2,043)      (1,742)         (256)
   Accounts payable ..........................................     (1,148)       3,435         2,365
   Income taxes payable ......................................       (640)         940            38
   Accrued expenses and other liabilities ....................       (271)       1,321        (1,698)
 Decrease in long-term receivables -- net ....................      1,361          666            36
 Decrease in deferred income taxes ...........................        494          676            --
 Other -- net ................................................         42           44             6
                                                                ---------    ---------      --------
   Net cash provided (used) by operating activities ..........     16,188       31,288        (4,951)
                                                                ---------    ---------      --------
Cash flows from investing activities:
 Purchases of property and equipment .........................    (10,045)     (15,218)       (1,825)
 Proceeds from sale of property and equipment ................        663          166            23
                                                                ---------    ---------      --------
   Net cash used by investing activities .....................     (9,382)     (15,052)       (1,802)
                                                                ---------    ---------      --------
Cash flows from financing activities:
 Capital contributions .......................................         --        7,843        15,848
 Distributions to members ....................................    (15,783)          --            --
 Advances from (repayments to) Hudson General Corporation.....        696       (7,302)        7,233
 Principal repayment of note payable to Hudson General
   Corporation ...............................................       (500)     (21,283)           --
 Principal repayments on long-term debt ......................         --       (2,408)          (70)
                                                                ---------    ---------      --------
   Net cash (used) provided by financing activities ..........    (15,587)     (23,150)       23,011
                                                                ---------    ---------      --------
Effect of exchange rate changes on cash ......................       (150)         (31)            9
                                                                ---------    ---------      --------
Net (decrease) increase in cash and cash equivalents .........     (8,931)      (6,945)       16,267
Cash and cash equivalents at beginning of period .............     12,324       19,269         3,002
                                                                ---------    ---------      --------
Cash and cash equivalents at end of period ...................  $   3,393    $  12,324      $ 19,269
                                                                =========    =========      ========

         See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      HUDSON GENERAL LLC AND SUBSIDIARIES


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: The consolidated financial statements include the accounts of Hudson General LLC and its subsidiaries (Hudson LLC). All material intercompany accounts and transactions have been eliminated in consolidation.

     Description of Business: Hudson LLC provides a broad and diverse range of services to the aviation industry at twenty-four (24) airports throughout the United States and Canada. These services include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment. In addition to its airport related services, Hudson LLC provides transportation management services for various governmental agencies and authorities.

     Inventories: Inventories are carried at the lower of average cost or market.

     Depreciation and Amortization: Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives. Leasehold rights are amortized over the original and anticipated renewal terms of the underlying leases.

     Excess Cost over Fair Value of Net Assets Acquired: The excess cost over fair value of net assets acquired, net of accumulated amortization of $1,317,000 and $1,275,000 at June 30, 1998 and 1997, respectively, is amortized on a straight-line basis over periods not to exceed forty years. When events and circumstances so indicate, all long-term assets including the Excess Cost over Fair Value of Net Assets Acquired, are assessed for recoverability based upon undiscounted future operating cash flows.

     Income Taxes: Hudson LLC has adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires the use of the asset and liability method of accounting for deferred income taxes.

     Financial Instruments: Hudson LLC believes that the book values of its monetary assets and liabilities approximate fair values as a result of the short-term nature of such assets and liabilities.

     Foreign Currency Translation: The financial position and results of operations of Hudson LLC's Canadian operations are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of members' equity.

     Statements of Cash Flows: For purposes of the consolidated statements of cash flows, Hudson LLC considers all securities with an original maturity of approximately three months or less at the date of acquisition to be cash equivalents. In fiscal 1998 and 1997, income taxes (net of refunds) of $1,839,000 and $843,000, respectively, were paid. Interest of $352,000 and $933,000 was paid in fiscal 1998 and 1997, respectively. No income taxes or interest was paid during the month of June 1996.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Long-Lived Assets: Effective July 1, 1996 Hudson LLC adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have any impact on Hudson LLC's financial position or results of operations.

     Comprehensive Income: Effective for fiscal 1998, Hudson LLC adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income", which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Hudson LLC's only item of other comprehensive income is foreign currency translation adjustments and the accumulated balance of such adjustments is shown in "Accumulated other comprehensive income" in the accompanying consolidated balance sheets.

     Reclassifications: Certain items previously reported in specific financial statement captions have been reclassified to conform with the fiscal 1998 presentation.


2. FORMATION AND STRUCTURE OF HUDSON GENERAL LLC

     Effective June 1, 1996, pursuant to the terms of the Unit Purchase and Option Agreement dated February 27, 1996 (the Purchase Agreement) between Hudson General Corporation (the Corporation) and Lufthansa Airport and Ground Services GmbH (LAGS), a German corporation and an indirect wholly-owned subsidiary of Deutsche Lufthansa AG, the Corporation transferred substantially all of the assets and liabilities of its aviation services business (the Aviation Business) to Hudson LLC, a newly formed limited liability company (the Transaction). In exchange for the transfer of such assets and liabilities and the assumption by Hudson LLC, as co-obligor with the Corporation, of all of the Corporation's 7% convertible subordinated debentures, the Corporation received a 74% interest in Hudson LLC. In addition, Hudson LLC sold LAGS a 26% interest in Hudson LLC for a purchase price of $23,686,000 in cash (after certain adjustments), of which $15,848,000 was paid at the closing, and deferred payments (the Deferred Payments) of $2,650,000 and $5,188,000 plus interest thereon were made, respectively, in September 1996 and December 1996. The Purchase Agreement, as amended, provides LAGS an option (the LAGS Option), exercisable on October 1 of each year through 1999, effective as of the preceding July 1, pursuant to which LAGS may increase its equity ownership in Hudson LLC from 26% to a maximum of 49%, for a price based on a formula related to the average earnings of the Aviation Business over the four fiscal years preceding the exercise of the option, subject to certain minimum and maximum amounts. On September 16, 1998, Hudson LLC was advised that the Supervisory Board of Deutsche Lufthansa AG approved the exercise by its subsidiary LAGS USA Inc., of the LAGS Option to increase its equity interest in Hudson LLC from 26% to 49%. As a result, Hudson LLC expects LAGS to give notice of its exercise of the LAGS Option on or about October 1, 1998. The exercise price is approximately $29,600,000.

     Pursuant to the Purchase Agreement, Hudson LLC, the Corporation and LAGS USA Inc., a wholly owned subsidiary of LAGS (LAGS USA), entered into a Limited Liability Company Agreement effective June 1, 1996 (the LLC Agreement). The LLC Agreement, as amended, stipulates that the Corporation and LAGS USA will share profits and losses in the same proportion as their respective equity interests in Hudson LLC, except that the Corporation was entitled to all interest earned on the Deferred Payments. In addition, LAGS USA would not share in any pre-tax earnings, as defined, of the Aviation Business in excess of $14,690,000 and $15,863,000 in fiscal 1997 and 1998, respectively, unless the aggregate of the pre-tax earnings of the Aviation Business for fiscal 1997 and 1998 exceeded $30,553,000. Such pre-tax earnings exceeded $30,553,000, and as a result, LAGS USA is not limited by the LLC Agreement from sharing in pre-tax earnings of the Aviation Business for those years. Hudson LLC's net earnings in June 1996 were allocated 100% to the Corporation.

     In June 1996, primarily as a result of the Corporation retaining certain trade receivables, the Corporation made net advances of $7,233,000 on behalf of Hudson LLC. Such balance was repaid to the Corporation by Hudson LLC (together with accrued interest at the Corporation's incremental borrowing rate) during fiscal 1997. Hudson LLC's net advances from the Corporation were $2,057,000 and $361,000 at June 30, 1998 and 1997, respectively.

     Pursuant to the LLC Agreement, as amended, the Corporation will continue to manage the Aviation Business and will be entitled to charge Hudson LLC an overhead fee equal to the sum of an agreed upon percentage of Hudson LLC's consolidated domestic revenues and an agreed upon percentage of Hudson LLC's consolidated Canadian revenues. (The Corporation and LAGS USA agreed to overhead fees for fiscal 1998 of 3 1/2% and 1 1/4%, respectively, and overhead fees for fiscal 1997 of 3% and 1%, respectively.) The LLC Agreement, as amended, also provides for a Member Board on which the Corporation has three votes and LAGS USA has two votes, and allows either Member to veto certain major transactions and to veto any reduction in distributions stipulated in the LLC Agreement, as amended. The LLC Agreement, as amended, provides that distributions will be paid annually in an amount at least equal to 50% of domestic net income and 10% of Canadian pre-tax earnings, as defined, from the Aviation Business. Such distributions, totaling approximately $8,300,000 for fiscal 1997 and the month of June 1996, were made in October 1997. An additional distribution of $7,500,000 with respect to fiscal 1997 was made in December 1997.


3. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION


     Accounts, notes and long-term receivables -- net at June 30, 1998 and June 30, 1997 consisted of the following:




                                                                               JUNE 30,     JUNE 30,
                                                                                 1998         1997
                                                                              ----------   ---------
                                                                                  (IN THOUSANDS)
Rental and service fees receivable ........................................    $16,886      $14,762
Note receivable ...........................................................         --        1,888
                                                                               -------      -------
                                                                                16,886       16,650
Less: current portion (net of allowance for doubtful accounts of $1,484,000
 and $1,670,000)...........................................................     16,886       15,289
                                                                               -------      -------
Long-term portion .........................................................    $    --      $ 1,361
                                                                               =======      =======

     On January 6, 1994, the Corporation assigned its leases and ceased operations at Long Island MacArthur Airport in Islip, New York (LIMA) where the Corporation had provided ground handling and fueling services to commercial airlines and related fixed base operation services to general aviation aircraft. At the closing, the Corporation was paid $150,000 in cash and received a promissory note from the purchaser of its leases in the amount of $3,750,000, payable over seven years with interest at the rate of 7%. The outstanding balance of the note receivable of $1,756,000 was prepaid in October 1997, resulting in recognition of $570,000 of deferred income during fiscal 1998.


     Hudson LLC provides various services at airports throughout the United States and Canada. Hudson LLC grants credit to customers based upon an analysis of its customers' financial position and then-existing conditions in the aviation industry. Four of Hudson LLC's customers had individual balances outstanding greater than 5%, and aggregating 25%, of accounts and notes receivable -- net at June 30, 1998. Bad debt (recovery) expenses were ($113,000), $188,000 and $14,000 for fiscal 1998, 1997 and the month of June
1996, respectively.


     Accrued expenses and other liabilities at June 30, 1998 and 1997 consisted of the following:




                                          1998        1997
                                       ---------   ---------
                                          (IN THOUSANDS)
Salaries and wages .................    $ 6,598     $ 6,327
Insurance ..........................      5,433       7,108
Operating expenses payable .........      4,210       3,102
Other ..............................      2,214       2,474
                                        -------     -------
                                        $18,455     $19,011
                                        =======     =======

     Maintenance and repair expenses were $9,603,000, $8,760,000 and $664,000 for fiscal 1998, 1997 and the month of June 1996, respectively.

4. PROPERTY, EQUIPMENT AND LEASEHOLD RIGHTS

     The number of years over which major classes of assets are being depreciated and amortized, and the costs and related accumulated depreciation and amortization as of June 30, 1998 and 1997 are set forth below:




                                                         ESTIMATED
                                                       USEFUL LIVES        1998           1997
                                                      --------------   ------------   ------------
                                                                     (IN THOUSANDS)
Operating equipment ...............................      2 -- 12        $  89,989      $  85,349
Leasehold rights ..................................        25               2,400          2,400
Buildings .........................................        20               1,811          1,474
Office furnishings and equipment ..................      3 -- 10            4,246          3,868
Leasehold improvements ............................      2 -- 28            6,967          6,464
                                                                        ---------      ---------
                                                                          105,413         99,555
Accumulated depreciation and amortization .........                       (59,774)       (54,607)
                                                                        ---------      ---------
                                                                        $  45,639      $  44,948
                                                                        =========      =========

5. CANADIAN OPERATIONS

     The consolidated financial statements include: assets of $19,662,000 and $18,635,000, and net assets of $13,541,000 and $12,406,000 at June 30, 1998 and
1997, respectively; and revenues of $42,186,000, $45,987,000 and $3,197,000 and earnings of $1,927,000, $1,784,000 and $52,000 for fiscal 1998, 1997 and the month of June 1996, respectively, related to Hudson LLC's Canadian operations.


6. LONG-TERM DEBT

     In connection with the Transaction, the revolving credit agreement that the Corporation had with a group of banks dated November 25, 1992, as amended, was amended and restated as of June 1, 1996, and Hudson LLC assumed and agreed to become jointly and severally liable for any obligations thereunder (the LLC Credit Agreement). Pursuant to the LLC Credit Agreement, Hudson LLC may borrow funds (including outstanding letters of credit) up to a limit of $18,000,000 (the LLC Limit) until September 30, 1998. At such time, and at the end of each subsequent quarter, the LLC Limit will be reduced by one-sixteenth of the LLC Limit that was in effect on June 30, 1998 until June 30, 2002, at which time the LLC Credit Agreement terminates. The limit may also be reduced by asset sales in excess of certain amounts. There were no direct borrowings outstanding at June 30, 1998 and 1997 and $2,425,000 and $3,020,000 of outstanding letters of credit at June 30, 1998 and 1997, respectively. The LLC Credit Agreement provides Hudson LLC with the option of selecting a rate of interest at either the base rate or 1 3/8% above the LIBO rate, as defined.

     The LLC Credit Agreement requires that Hudson LLC maintain certain minimum effective net worth requirements, as defined, which are subject to incremental annual increases and further stipulates that Hudson LLC not incur a consolidated net loss for any fiscal year. The LLC Credit Agreement also requires that Hudson LLC meet certain other financial covenants. Hudson LLC has granted the banks a security interest in substantially all of its domestic assets.

     Hudson LLC also has an agreement with a group of banks to provide a credit facility for its Canadian subsidiary (the Canadian Agreement) in the amount of $5,000,000 (Cdn) (the Canadian Limit). The Canadian Limit will be reduced commencing September 30, 1998 on the same basis as the LLC Limit. The Canadian Agreement provides Hudson LLC with the option of selecting a rate of interest at either 1/2% above the Canadian prime rate or 1 5/8% above the cost of funds rate, as defined. In connection with the Canadian Agreement, Hudson LLC has guaranteed the obligations of its Canadian subsidiary and granted the banks a security interest in substantially all of its Canadian accounts receivable and certain of its other assets.

     In July 1986, the Corporation issued $30,000,000 of 7% convertible subordinated debentures due 2011 (the Debentures). In connection with the Transaction, effective June 1, 1996, Hudson LLC assumed the obligations of the Debentures and the Corporation remained as a co-obligor. The Debentures were convertible at any time prior to maturity into shares of the Corporation's common stock.


     At June 1, 1996, there was $28,821,000 principal balance of the Debentures outstanding. During June and August 1996, the Debentures were called for redemption and as a result, $2,408,000 principal balance of the Debentures were redeemed during fiscal 1997. In addition, during fiscal 1997 and the month of June 1996, $26,343,000 and $70,000, respectively, of the Debentures were converted into shares of the Corporation's common stock and to such extent Hudson LLC became indebted, on a subordinated basis, to the Corporation (the Corporate Subordinated Debt). At September 5, 1996, no Debentures remained outstanding.


     During fiscal 1997, Hudson LLC utilized the proceeds from the Deferred Payments together with a portion of the proceeds received at the closing of the Transaction to repay $21,283,000 of the outstanding balance of the Corporate Subordinated Debt. At June 30, 1998 and 1997 the balance of the Corporate Subordinated Debt was $4,630,000 and $5,130,000, respectively. The noncurrent portion of such debt at June 30, 1998 and 1997 of $3,130,000 and $4,630,000, respectively, is shown as "Note payable to Hudson General Corporation" in the accompanying consolidated balance sheets. Hudson LLC is obligated to repay the remaining balance of $4,630,000 to the Corporation as follows: (i) $1,500,000 on July 15, 1998; and (ii) $1,500,000 on each July 15th thereafter until the entire principal balance is satisfied. The current portion of this debt at June 30, 1998 (which was paid in July 1998) and 1997 of $1,500,000 and $500,000, respectively, is included in "Advances from Hudson General Corporation -- net" in the accompanying consolidated balance sheets. Interest on the Corporate Subordinated Debt is payable semi-annually in January and July at the rate of 7% per annum.


7. INCOME TAXES


     Provision for income taxes consisted of the following for fiscal 1998, 1997 and the month of June 1996.




                         1998        1997      1996
                      ---------   ---------   -----
                             (IN THOUSANDS)
Foreign:
 Current ..........    $1,105      $1,061      $41
 Deferred .........       411         659       --
State:
 Current ..........       149         344       --
 Deferred .........        83          21       --
                       ------      ------      ---
                       $1,748      $2,085      $41
                       ======      ======      ===

     Earnings before income taxes consisted of the following for fiscal 1998, 1997 and the month of June 1996.




                        1998         1997        1996
                     ----------   ----------   -------
                              (IN THOUSANDS)
Domestic .........    $11,042      $14,520      $803
Foreign ..........      3,444        3,504        93
                      -------      -------      ----
                      $14,486      $18,024      $896
                      =======      =======      ====

     Deferred tax assets (liabilities) are comprised of the following as of June 30, 1998 and 1997 (Deferred tax assets were transferred to Hudson LLC from the Corporation on June 1, 1996):




                                                                  1998        1997
                                                               ---------   ---------
                                                                  (IN THOUSANDS)
Deferred tax assets:
 Reserves for doubtful accounts, claims -- foreign .........    $  237      $  277
                                                                ------      ------
   Total deferred tax assets ...............................       237         277
                                                                ------      ------
Deferred tax liabilities:
 State and local income taxes ..............................      (104)        (21)
 Property, equipment and leasehold rights, principally
   depreciation -- foreign .................................      (452)        (82)
                                                                ------      ------
   Total deferred tax liabilities ..........................      (556)       (103)
                                                                ------      ------
    Net deferred tax (liability) asset .....................    $ (319)     $  174
                                                                ======      ======

     Hudson LLC has adopted SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires that deferred income taxes be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     In April 1997, Hudson LLC's Canadian subsidiary was notified by Canadian taxation authorities of their intention to disallow loss and depreciation deductions and carryforwards related to an internal recapitalization in fiscal 1990 by the Corporation of such Canadian subsidiary. If the position of the Canadian taxation authorities (as currently proposed) is sustained, a foreign income tax liability of approximately $3,900,000, plus interest, would result. The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against any liability resulting from this matter. The Corporation's management disagrees with the position of the Canadian taxation authorities and intends to vigorously contest any potential assessments made by them. Accordingly, no provision has been made in the accompanying consolidated financial statements for foreign income taxes related to this matter.

     As a limited liability company, Hudson LLC has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, and therefore, the U.S. taxable results and available tax credits of Hudson LLC pass directly to the Members' U.S. corporate income tax returns in the manner prescribed in the LLC Agreement, as amended.

8. RETIREMENT PLANS

     As of January 1, 1997, Hudson LLC established a 401(k) Profit Sharing Plan covering substantially all of its domestic employees not subject to collective bargaining agreements (the LLC Plan). Pursuant to the LLC Plan, Hudson LLC makes a matching contribution equal to 25% of the Compensation (as defined in the LLC Plan) that each participant elects to defer (up to 5% of the participant's Compensation) and contribute to the LLC Plan. In addition, Hudson LLC may make a discretionary annual contribution. Prior to January 1, 1997 such employees were covered under the Corporation's 401(k) Profit Sharing Plan (the
Plan), which contains terms and conditions similar to those of the LLC Plan. During fiscal 1998, 1997 and the month of June 1996, Hudson LLC contributed $743,000, $766,000 and $11,000, respectively, to the LLC Plan and the Plan representing employer matching and discretionary contributions for Hudson LLC's covered employees.

     Hudson LLC maintains a Group Registered Retirement Savings Plan (RRSP) covering substantially all of its Canadian employees not subject to collective bargaining agreements. Under the RRSP, Hudson LLC may make a discretionary annual contribution. During fiscal 1998, 1997 and the month of June 1996, Hudson LLC contributed $124,000, $114,000 and $44,000, respectively, to the RRSP.

     Net retirement expense was $858,000, $861,000 and $91,000 for fiscal 1998, 1997 and the month of June 1996, respectively.


9. COMMITMENTS AND CONTINGENCIES


(A) LEASES


     Minimum rental payments for leased premises and operating equipment for future fiscal years under non-cancelable operating leases (including $2,753,000 to be paid subsequent to June 30, 1998 for operating equipment on lease to Hudson LLC from the Corporation and excluding $1,221,000 to be received subsequent to June 30, 1998 under non-cancelable subleases) are: $5,083,000 in 1999; $4,027,000 in 2000; $3,528,000 in 2001; $2,875,000 in 2002; $2,148,000 in
2003; and $7,080,000 thereafter.


     Total rental expense incurred amounted to $6,874,000, $6,486,000 and $475,000 (excluding sublease income of $632,000, $755,000 and $36,000) for fiscal 1998, 1997 and the month of June 1996, respectively.


(B) PURCHASE COMMITMENTS


     At June 30, 1998, Hudson LLC is obligated to expend funds of $5,578,000 and $1,906,000 in fiscal 1999 and 2000, respectively, for equipment to be used in providing de-icing and snow removal services at Lester B. Pearson International Airport in Toronto pursuant to a contract entered into in December 1997 with the Greater Toronto Airports Authority.


(C) LITIGATION


     In 1988, Texaco Canada Inc. (Texaco) (now known as McColl-Frontenac Inc.) instituted a lawsuit (the Texaco Lawsuit) in the Supreme Court of Ontario, Canada against the Corporation, the Corporation's Canadian subsidiary (now owned by Hudson LLC) and Petro-Canada Inc. (the corporation which supplied aviation fuel for the Corporation's Canadian fixed base operations). The Texaco Lawsuit's allegations, as amended, were that the defendants interfered with contractual and fiduciary relations, conspired to injure, and induced the breach of a fuel supply agreement between Texaco and Innotech Aviation Limited (Innotech) in connection with the purchase by the Corporation from Innotech in 1984 of certain assets of Innotech's airport ground services business. The Texaco Lawsuit sought compensatory and punitive damages totaling $110,000,000 (Canadian) (approximately $80,000,000 (U.S.)) plus all profits earned by the defendants subsequent to the alleged breach. The trial, which began in May 1996, concluded after several adjournments on May 7, 1997. On May 25, 1998, the trial judge issued an oral decision in the Corporation's favor.


     In finding that there was no liability on the part of the Corporation, its Canadian subsidiary or Petro-Canada, the judge ruled that none of these parties had induced any breach of the fuel supply agreement, nor had any of them interfered with the plaintiff's contractual and fiduciary relations. The judge also ruled that Innotech did not breach its fuel supply agreement with Texaco, nor was there any fiduciary relationship between Innotech and Texaco.


     The trial judge rendered an oral decision, and Texaco, which has served a Notice of Appeal, cannot pursue any appeal until the decision has been issued in written form. The decision dealt solely with the issue of liability, and a separate hearing before another judicial officer would have to be held on the issue of damages. It is expected that a hearing on damages would not be held unless Texaco decides to pursue, and is successful in, its appeal of the liability decision.


     The Corporation has agreed to indemnify and hold harmless Hudson LLC, LAGS and each affiliate of LAGS against all losses related to the Texaco Lawsuit.

                      HUDSON GENERAL LLC AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED JUNE 30, 1998, 1997 AND PERIOD JUNE 1 (INCEPTION) TO JUNE 30, 1996




           COLUMN A                  COLUMN B                     COLUMN C                    COLUMN D        COLUMN E
------------------------------ ------------------- -------------------------------------- ---------------- -------------
                                                                 ADDITIONS
                                                   --------------------------------------
                                    BALANCE AT       CHARGED TO          CHARGED TO          DEDUCTIONS      BALANCE AT
                                    BEGINNING         COSTS AND            OTHER                FROM            END
          DESCRIPTION                OF YEAR          EXPENSES            ACCOUNTS            RESERVES       OF PERIOD
------------------------------ ------------------- -------------- ----------------------- ---------------- -------------
1998 -- Allowance for doubtful
 accounts receivable .........    $  1,670,000       ($ 113,000)       $   (40,000)(B,C)    $   33,000(A)   $1,484,000
                                  ============        =========        ===========          ==========      ==========
1997 -- Allowance for doubtful
 accounts receivable .........    $  1,784,000        $ 188,000        $    30,000(B,C)     $  332,000(A)   $1,670,000
                                  ============        =========        ===========          ==========      ==========
1996 -- Allowance for doubtful
 accounts receivable .........    $  1,804,000(D)     $  14,000        $   (31,000)(B,C)    $    3,000(A)   $1,784,000
                                  ============        =========        ===========          ==========      ==========

----------
NOTES:

(A)        Write-offs.

(B)        Foreign exchange.

(C)        Recoveries.

(D)        Represents transfer of $1,804,000 from Hudson General Corporation.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Hudson General Corporation


The Board of Directors
Oxford First Corporation:


     We have audited the accompanying consolidated balance sheets of the Kohala Joint Venture and subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of operations and partners' deficit, and cash flows for each of the years in the three-year period ended June 30, 1998. We have also audited financial statement schedule II. These consolidated financial statements and the financial statement schedule are the responsibility of the Venture's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     For the years ended June 30, 1998, 1997 and 1996, the Venture incurred net losses of $5,642,900, $22,584,200 and $6,042,200, respectively, and at June 30,
1998, the amount of the partners' deficit was $43,601,200. During fiscal 1998, the partners did not make any advances to the Venture. Additional contributions from the partners may be required in fiscal 1999.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Kohala Joint Venture and subsidiary as of June 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                        KPMG PEAT MARWICK LLP


August 14, 1998

                          CONSOLIDATED BALANCE SHEETS

                      KOHALA JOINT VENTURE AND SUBSIDIARY
                            JUNE 30, 1998 AND 1997




                                                                 1998               1997
                                                           ----------------   ----------------
                      ASSETS
Cash ...................................................    $     354,900            730,000
Accounts receivable ....................................           42,800             39,200
Accrued interest receivable ............................           89,700            179,200
Mortgage notes receivable, net .........................        2,004,300          2,561,000
Land and development costs .............................        9,210,400          9,264,200
Property, plant and equipment, net .....................        1,480,500          1,560,900
Foreclosed real estate, net ............................        2,186,300          2,853,600
Other ..................................................           67,600             28,700
                                                            -------------          ---------
                                                            $  15,436,500         17,216,800
                                                            =============         ==========
           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
 Partner advances and accrued interest payable .........       58,178,000         54,012,600
 Accounts payable and accrued expenses .................          859,700          1,162,500
                                                            -------------         ----------
   Total liabilities ...................................       59,037,700         55,175,100
Contingencies
Partners' deficit ......................................      (43,601,200)       (37,958,300)
                                                            -------------        -----------
                                                            $  15,436,500         17,216,800
                                                            =============        ===========

         See accompanying notes to consolidated financial statements.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND PARTNERS' DEFICIT

                      KOHALA JOINT VENTURE AND SUBSIDIARY
                   YEARS ENDED JUNE 30, 1998, 1997 AND 1996




                                                                 1998               1997               1996
                                                          -----------------   ----------------   ---------------
Net sales .............................................     $     665,600          1,455,300           676,800
Cost of sales .........................................           325,500          1,106,400           365,400
Write-down of real estate assets ......................                --         17,000,000                --
Selling, general and administrative expenses ..........         2,046,300          2,340,000         2,952,400
                                                            -------------         ----------         ---------
Operating loss ........................................        (1,706,200)       (18,991,100)       (2,641,000)
Other (income) expense:
 Interest expense .....................................         4,185,900          3,858,300         3,755,400
 Interest income and other ............................          (249,200)          (265,200)         (354,200)
                                                            -------------        -----------        ----------
Net loss ..............................................        (5,642,900)       (22,584,200)       (6,042,200)
Partners' deficit, beginning of year ..................       (37,958,300)       (15,374,100)       (9,331,900)
                                                            -------------        -----------        ----------
Partners' deficit, end of year ........................     $ (43,601,200)       (37,958,300)      (15,374,100)
                                                            =============        ===========       ===========

         See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      KOHALA JOINT VENTURE AND SUBSIDIARY
                   YEARS ENDED JUNE 30, 1998, 1997 AND 1996




                                                                 1998              1997              1996
                                                           ---------------   ---------------   ---------------
Cash flows from operating activities:
 Proceeds from land sales ..............................    $    183,400           765,500           105,200
 Interest income received ..............................         244,900           266,800           347,300
 Proceeds from water company sales .....................         316,200           294,500           341,300
 Land and development cost expenditures ................        (239,000)         (115,200)         (159,000)
 Interest paid .........................................         (18,600)         (118,100)         (212,000)
 Selling, general and administrative expenditures
   paid ................................................      (1,758,000)       (1,533,700)       (1,847,500)
 Collections on mortgage notes .........................         686,100         1,279,500         1,678,300
 Proceeds from sale of and deposits relating to
   assets held in foreclosure ..........................         218,900           209,100            57,000
                                                            ------------        ----------        ----------
   Net cash (used in) provided by operating
    activities .........................................        (366,100)        1,048,400           310,600
                                                            ------------        ----------        ----------
Cash flows from investing activities:
 Purchases of property, plant and equipment ............          (9,000)          (12,500)          (21,000)
 Proceeds from sale of property, plant and
   equipment ...........................................              --               500                --
                                                            ------------        ----------        ----------
   Net cash used in investing activities ...............          (9,000)          (12,000)          (21,000)
Cash flows from financing activities:
 Net advances received from partners ...................              --                --         2,714,400
 Payments on notes payable .............................              --          (573,200)       (2,826,200)
                                                            ------------        ----------        ----------
   Net cash used in financing activities ...............              --          (573,200)         (111,800)
   Net (decrease) increase in cash and cash
    equivalents ........................................        (375,100)          463,200           177,800
Cash and cash equivalents at beginning of year .........         730,000           266,800            89,000
                                                            ------------        ----------        ----------
Cash and cash equivalents at end of year ...............    $    354,900           730,000           266,800
                                                            ============        ==========        ==========

                                                                     (Continued)



















         See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      KOHALA JOINT VENTURE AND SUBSIDIARY
                         JUNE 30, 1998, 1997 AND 1996


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


(A) DESCRIPTION OF THE BUSINESS

     The Kohala Joint Venture (the Venture) is a partnership which was formed to acquire, develop and sell approximately 4,000 contiguous acres of land in Hawaii (the Project). The Partners in the Venture are Hudson Kohala Inc. (Hudson, a wholly-owned subsidiary of Hudson General Corporation) and Oxford Kohala, Inc. (Oxford, a wholly-owned subsidiary of Oxford First Corporation) (Oxford First)) (together, the Partners). The terms of the partnership are contained in the Restated Joint Venture Agreement dated April 29, 1981, as amended (the Agreement). The Project is being developed in four successive phases. The first two phases, containing approximately 2,100 acres, have been developed and substantially sold. The third phase, containing approximately 550 acres, has also been developed and has 84 parcels remaining available for sale. The fourth phase has yet to be developed, except to the extent common improvements (main roadway, water wells, etc.) have been completed. The Partners plan to reevaluate the fourth phase of the Project.


(B) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Venture and its 99% owned subsidiary, the Kohala Ranch Water Company (KRWC) (note 8). All significant intercompany accounts and transactions have been eliminated in consolidation.


(C) PARTNERS' DEFICIT AND ALLOCATION OF PROFITS AND LOSSES

     Partners' deficit includes the Partners' capital accounts in the Venture and the minority interest (the remaining 1%) of the Partners in KRWC.

     In accordance with the Agreement, profits are shared equally by the Partners. Losses are shared by the Partners on a pro-rata basis, based first on their respective capital accounts and then on their respective combined advances to the Venture including accrued interest (note 6).


(D) REVENUE RECOGNITION AND LAND SALES

     All sales to date have been from the first, second and third phases of the Project. Revenue is being recognized under the full accrual method of accounting. The minimum down payment for sales to be recorded is 10%.


(E) INTEREST INCOME ON MORTGAGE NOTES RECEIVABLE

     Interest is not accrued on mortgage notes receivable in arrears 90 days or more.


(F) CAPITALIZATION OF COSTS

     Land and development costs (including interest) are initially capitalized and subsequently carried at the lower of average cost or fair value. These costs are charged to cost of sales when the corresponding land sale is recorded based upon the relative fair value of the parcel sold to the aggregate fair value of all parcels in the phase. As indicated in note 2, the Venture recorded a $17,000,000 write-down of its real estate assets in fiscal 1997. The Venture capitalized interest costs, as appropriate, for each phase of the Project. Effective July 1, 1994, as a result of the lack of further development activity, capitalization of interest was discontinued.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      KOHALA JOINT VENTURE AND SUBSIDIARY

(G)  ESTIMATED COSTS TO COMPLETE

     At June 30, 1998 and 1997, the Venture estimated that $2,479,000 of additional costs were necessary to complete the development of Phase III. The portion of such amount relating to unsold parcels has been offset against land and development costs, net in the accompanying consolidated balance sheets.


(H) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is recorded at the lower of cost or fair value.

     Depreciation is provided on the straight-line method. The number of years over which major classes of assets are depreciated and the costs and related accumulated depreciation as of June 30, 1998 and 1997 are set forth below:




                                                    ESTIMATED
                                                  USEFUL LIVES         1998           1997
                                                 --------------   -------------   ------------
Water distribution systems ...................   20--50 years      $2,782,100      2,773,700
Plant structures and equipment ...............   3--10 years          183,400        182,900
                                                                   ----------      ---------
                                                                    2,965,500      2,956,600
Accumulated depreciation .....................                       (956,500)      (867,200)
Contributions in aid of construction .........                       (528,500)      (528,500)
                                                                   ----------      ---------
                                                                   $1,480,500      1,560,900
                                                                   ==========      =========

     Contributions in aid of construction represent contributions by customers for plant additions made for the benefit of the customer. Accordingly, such contributions are recorded as a reduction against property, plant and equipment.

     Depreciation expense, included in "Selling, general and administrative" expenses in the accompanying consolidated statements of operations and partners' deficit was $89,300, $183,400 and $173,600 for fiscal 1998, 1997 and
1996, respectively.


(I) IMPAIRMENT OF LONG-LIVED ASSETS

     Effective July 1, 1996, the Venture adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of". SFAS No. 121 addresses accounting for the impairment of long-lived assets (including real estate), certain identifiable intangibles and goodwill relating to those assets to be held and used and for long lived assets and certain identifiable intangibles to be disposed of. The adoption of SFAS No. 121 did not have an effect on the Venture's consolidated financial position or results of operations.


(J) INCOME TAXES

     As a partnership, the Venture is not a taxable entity under the provisions of the Internal Revenue Code. The taxable results and available tax credits of the Venture and KRWC pass directly to the Partners' corporate income tax returns in the manner prescribed in the Agreement.


(K) STATEMENTS OF CASH FLOWS

     For the purposes of presenting the consolidated statements of cash flows, the Venture considers all securities with an original maturity of approximately three months or less at the date of acquisition to be cash equivalents.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      KOHALA JOINT VENTURE AND SUBSIDIARY

     A reconciliation of net loss to net cash (used in) provided by operating activities for fiscal 1998, 1997 and 1996 is as follows:




                                                                       1998               1997               1996
                                                                 ----------------   ----------------   ---------------
Net loss .....................................................     $ (5,642,900)       (22,584,200)       (6,042,200)
Adjustments to reconcile net loss to net cash (used
 in) provided by operating activities:
 Write-down of real estate assets ............................               --         17,000,000                --
 Depreciation and amortization ...............................           89,300            183,400           173,600
 Provision for losses and discounts on mortgages
   receivable ................................................          100,000            600,000           600,000
 Provision for losses on foreclosed real estate ..............          400,000                 --           356,300
 Sale of assets held in foreclosure ..........................          218,900            209,100            57,000
 Interest expense in excess of interest paid .................        4,167,300          3,740,200         3,543,400
 Mortgage loans originated on land sales .....................         (142,500)          (339,900)         (206,000)
 Cash collections on mortgage loans ..........................          686,100          1,279,500         1,678,300
 Excess of cost of sales over land and development
   costs paid ................................................           86,500            991,200           206,400
 Accrued interest on mortgages receivable ....................           89,500             58,400             2,200
 Cash for water sales in excess of accrual ...................           (3,500)             9,100            (4,900)
 Real estate tax accruals ....................................         (382,000)           (48,000)           35,700
 Other .......................................................          (32,800)           (50,400)          (89,200)
                                                                   ------------        -----------        ----------
Total adjustments ............................................        5,276,800         23,632,600         6,352,800
                                                                   ------------        -----------        ----------
Net cash (used in) provided by operating activities ..........     $   (366,100)         1,048,400           310,600
                                                                   ============        ===========        ==========

(1) USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Management has made significant estimates as to the amounts required for allowance for uncollectible accounts and the allowance for losses on foreclosed real estate, as well as the recoverability of land and development costs. Actual results could differ from those estimates.


(2) WRITE-DOWN OF REAL ESTATE ASSETS

     In the fourth quarter of fiscal 1997, the Venture recorded a charge of $17,000,000 to write-down its real estate assets to their estimated fair values. The charge was a result of the continuing periodic evaluation of the carrying value of the Venture's real estate assets. The Partners concluded, as a result of their in-depth analysis of an updated independent appraisal of such assets and the consideration of other factors affecting the development of the property, that the carrying value of the real estate assets should be reduced. Factors considered by the Partners included the Partners' plans to reevaluate the fourth phase of the Project which has to date only had limited development, the current condition of the Hawaiian real estate market and general economic conditions.


(3) MORTGAGE NOTES RECEIVABLE

     The Venture deems certain loans impaired when, based upon current information and events, it is probable that the Venture will be unable to collect all amounts due, both principal and accrued interest.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      KOHALA JOINT VENTURE AND SUBSIDIARY

The Venture measures impairment based on a loan's observable market price or the fair value of the collateral since the loan is collateral dependent and foreclosure is probable. The amount of the valuation allowance is determined by comparing principal plus accrued interest to the fair value of the underlying collateral. The Venture recognizes an impairment by adjusting its existing valuation allowance with a corresponding charge to bad debt expense. Subsequent changes in fair value, if any, are treated in the same manner.

     At June 30, 1998 and 1997, mortgage notes receivable from land sales consisted of the following:




                                                                  1998              1997
                                                            ---------------   ---------------
Mortgage notes receivable ...............................    $  4,945,100         5,796,600
Allowance for uncollectible accounts ....................      (2,871,500)       (3,166,300)
Reserve for cash discounts and other allowances .........         (69,300)          (69,300)
                                                             ------------        ----------
Mortgage notes receivable, net ..........................    $  2,004,300         2,561,000
                                                             ============        ==========

     At June 30, 1998 and 1997, 14 and 20 mortgage notes receivable were 90 days or more in arrears, aggregating $2,525,140 and $3,705,500, respectively. Accrued interest receivable on delinquent mortgage notes receivable was $77,819 and $171,900 as of June 30, 1998 and 1997, respectively.

     Stated interest rates on mortgage notes receivable outstanding at June 30, 1998 and 1997, range from 11% to 6.5% (averaging 8.2% as of June 30, 1998 and 8.9% as of June 30, 1997).

     The Venture typically provides financing in connection with the sale of land parcels. None of the Venture's mortgage notes receivable comprised more than 5% of the total mortgage notes receivable balance at June 30, 1998 and 1997. The Venture is the first lien holder on all outstanding mortgage notes receivable.

     Purchasers of land parcels are entitled to discounts if certain conditions are met. Discounts are generally given if the purchase price is paid in cash at the closing. If the cash is paid within specified periods after the closing, a reduced sales discount is given. Reserves have been established for estimated discounts to be taken by purchasers under the various discount programs.

     Scheduled collections of principal during the next five fiscal years are as follows:




YEAR                              AMOUNT
---------------------------   -------------
  1999 ....................    $3,282,700
  2000 ....................       186,500
  2001 ....................       146,300
  2002 ....................       831,200
  2003 ....................       498,400
                               ----------
                               $4,945,100
                               ==========

(4) LAND AND DEVELOPMENT COSTS

     Land and development costs include all costs directly associated with the acquisition and development of the land parcels. Major components of land and development costs are the initial costs to acquire the land, roadways, water drainage, electrical and telephone lines, and various project management expenditures.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      KOHALA JOINT VENTURE AND SUBSIDIARY

(5) FORECLOSED REAL ESTATE

     Foreclosed real estate represents land parcels that were reacquired in connection with previously financed mortgages. Such parcels are valued at the lower of their remaining receivable balance outstanding, or their estimated fair value (determined in the same manner as the allowance for uncollectible accounts), as follows:




                                             1998            1997
                                        -------------   -------------
Foreclosed real estate ..............    $3,134,300       3,530,300
Allowance for losses ................      (948,000)       (676,700)
                                         ----------       ---------
Foreclosed real estate, net .........    $2,186,300       2,853,600
                                         ==========       =========

     During fiscal 1998 and 1997, four and ten mortgage notes receivable were transferred to foreclosed real estate, respectively. Five parcels in foreclosed real estate were sold in both fiscal 1998 and 1997. The carrying values of the mortgage notes receivable transferred to and parcels sold from foreclosed real estate were $515,000 and $911,000 in fiscal 1998 and $1,212,500 and $585,500 in fiscal 1997, respectively.


(6) PARTNER ADVANCES PAYABLE

     The Partners have agreed to make equal advances to the Venture for all costs necessary for the orderly development of the Project. During fiscal 1997, the Partners each advanced $300,000 to the Venture. Such advances were repaid by the Venture on June 30, 1997. During fiscal 1998, the Partners did not make any advances to the Venture. Additional contributions from the Partners may be required in fiscal 1999. Advances earn interest from the date of the advance compounded quarterly at the prime rate minus 1% (7.50% at June 30, 1998 and 1997).

     Advances accrued an average rate of interest of 7.5% during fiscal 1998, 1997 and 1996.


(7) NOTE PAYABLE

     During fiscal 1991, the Venture entered into agreements with banks pursuant to which $8,797,000 of the Venture's mortgage receivables were sold. An additional sale of $3,148,000 of mortgage receivables to a bank was completed during fiscal 1992. These transactions were accounted for as financing arrangements. On April 30, 1996, the Venture repurchased $1,373,000 of such mortgage receivables which represented the entire outstanding balance thereof. The maximum amount of notes payable outstanding during fiscal 1996 was $2,826,000. The average amount outstanding for fiscal 1996, based upon month-end balances, was $1,561,000. The weighted average interest rate for fiscal 1996 was 11.3%.

     At June 30, 1996, the Company had a note payable outstanding in the amount of $576,200 relating to certain development costs. The note was repaid in December 1996 and bore interest at the prime rate plus 1%.


(8) KOHALA RANCH WATER COMPANY

     KRWC provides water to the Project, as well as to other customers, and is owned by the Venture (99%), Hudson (.5%), and Oxford (.5%). The assets of KRWC are comprised principally of property, plant and equipment. KRWC recorded revenues of $319,700, $285,400 and $336,300 and incurred net losses (including interest expense due to the Venture) of $534,400, $566,900 and $489,700 for fiscal 1998, 1997 and 1996, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      KOHALA JOINT VENTURE AND SUBSIDIARY

(9) CONTINGENCIES

     During fiscal 1992, the County of Hawaii passed an ordinance pursuant to which the Venture, after subdivision approvals are obtained, would be able to develop the fourth phase of the Project into 1,490 units. Shortly after passage of the ordinance, a lawsuit against the County of Hawaii was filed in the Circuit Court of Hawaii by two local residents of Hawaii (Plaintiffs) seeking to invalidate such ordinance on various grounds, including that the ordinance was adopted without following State of Hawaii procedure relating to the preparation of an Environmental Impact Statement. During fiscal 1993, the Judge in this action granted Plaintiffs' motion for partial summary judgment without indicating any effect on zoning of the fourth phase. The County and the Venture appealed this ruling to the Hawaii Supreme Court, and in May 1997, the Supreme Court vacated the summary judgment which was previously granted and remanded certain related issues to the Circuit Court for that Court to decide. In March and April 1998, the Circuit Court ruled in favor of the County and the Venture on the remanded issues and certain other issues.

     In July 1998, the Circuit Court granted summary judgment in favor of the County and the Venture on all remaining claims in the suit. Although Plaintiffs have indicated they intend to appeal any decision unfavorable to them, it is uncertain at this time whether an appeal will be filed by Plaintiffs. Since a final judgment has not yet been entered, the time period for filing an appeal has not yet commenced. The Venture cannot determine the effect of this litigation on the timing of development of Phase IV or expenditures related thereto until it is known whether an appeal will be filed. The joint venture partners continue to reevaluate plans for Phase IV which has to date only had limited development.


(10) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS 107, "Disclosures About Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of all of the Venture's monetary assets and liabilities approximate fair value. Carrying values for delinquent mortgage notes receivable are based on the fair value of the underlying collateral obtained from an independent appraisal. The carrying values of the remaining mortgage notes receivable approximate market values, since the mortgage notes receivable are yielding, on average, a return that is consistent with current market rates offered for similar financing.

                      KOHALA JOINT VENTURE AND SUBSIDIARY

                       VALUATION AND QUALIFYING ACCOUNTS
                   YEARS ENDED JUNE 30, 1998, 1997 AND 1996




              COLUMN A                  COLUMN B              COLUMN C                 COLUMN D         COLUMN E
-----------------------------------   ------------   ---------------------------   ----------------   -----------
                                                              ADDITIONS
                                       BALANCE AT     CHARGED TO     CHARGED TO       DEDUCTIONS       BALANCE AT
                                        BEGINNING      COSTS AND        OTHER            FROM             END
            DESCRIPTION                  OF YEAR       EXPENSES       ACCOUNTS         RESERVES         OF YEAR
-----------------------------------   ------------   ------------   ------------   ----------------   -----------
1998 -- Allowance for uncollectible
 accounts .........................   $3,166,300        100,000            --           394,800(A)     2,871,500
                                      ==========        =======       =======           =======        =========
1997 -- Allowance for uncollectible
 accounts .........................   $2,949,400        600,000            --           383,100(A)     3,166,300
                                      ==========        =======       =======           =======        =========
1996 -- Allowance for uncollectible
 accounts .........................   $2,464,200        600,000            --           114,800(A)     2,949,400
                                      ==========        =======       =======           =======        =========
1998 -- Allowance for loss on
 foreclosed real estate ...........   $  676,700        400,000            --           128,700(A)       948,000
                                      ==========        =======       =======           =======        =========
1997 -- Allowance for loss on
 foreclosed real estate ...........   $  703,100             --            --            26,400(A)       676,700
                                      ==========        =======       =======           =======        =========
1996 -- Allowance for loss on
 foreclosed real estate ...........   $  486,400        356,300            --           139,600(A)       703,100
                                      ==========        =======       =======           =======        =========

----------
(A)        Write-offs.

        PRELIMINARY COPY SUBJECT TO COMPLETION, DATED DECEMBER 23, 1998


PROXY



                           HUDSON GENERAL CORPORATION


          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                        OF HUDSON GENERAL CORPORATION.


     The undersigned stockholder of HUDSON GENERAL CORPORATION, a Delaware corporation (the "Company"), hereby appoints MILTON H. DRESNER, EDWARD J. ROSENTHAL and HANS S. SAMMER, and each of them, attorneys-in-fact, agents and proxies, with full power of substitution to each, for and in the name of the undersigned and with all the powers the undersigned would possess if personally present, to vote all the shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Stockholders of the Company, to be held at [Location], on [Month Date], 1999 at [Time] A.M. and at all adjournments or postponements thereof, hereby revoking any proxy heretofore given.


            (CONTINUED AND TO BE DATED AND SIGNED ON REVERSE SIDE)

                                  Please mark
                                 your votes as
                                  indicated in
                                  this example [X]



THE BOARD OF DIRECTORS RECOMMENDS A VOTE
FOR THE PROPOSAL:                                 FOR   AGAINST   ABSTAIN

To approve and adopt the Agreement and Plan       [ ]     [ ]       [ ]
of Merger, dated as of November 22, 1998, between the Company and River Acquisition
Corp., and the transactions contemplated thereby.

The proxies are hereby authorized to vote in their discretion upon all other business as may properly come before the Special Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR THE APPROVAL OF THE AGREEMENT AND PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY.

Receipt is acknowledged of the Notice of Special Meeting of Stockholders and accompanying Proxy Statement.






   PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE

   Signature: __________________________ Signature: __________________________
   Date: ______________


     NOTE: Please sign exactly as your name appears on this Proxy. If signing as attorney, executor, trustee or in other representative capacity, sign name and indicate title.